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Form 18-K Annual Report of the Republic of Italy for the year ended December 31, 2016
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EXHIBIT INDEX

Exhibit	Description	Page No.
(5)	Report on Public Debt in 2016, dated October 31, 2017	122

Exhibit (5)

Report on Public Debt in 2016, dated October 31, 2017



MINISTERO DELL'ECONOMIA E DELLE FINANZE

RAPPORTO SUL DEBITO PUBBLICO
2016

www.dt.tesoro.it/it/debito_pubblico/



Ministero dell'Economia e delle Finanze

RAPPORTO SUL DEBITO PUBBLICO 2016

INDICE

INDICE DELLE TABELLE

MINISTERO DELL'ECONOMIA E DELLE FINANZE

INDICE DEI GRAFICI

I. OBIETTIVI DELLA GESTIONE DEL DEBITO PER IL 2016

I.1 GLI OBIETTIVI DEL TESORO E LA PRASSI INTERNAZIONALE IN TEMA DI GESTIONE DEL DEBITO

Gli obiettivi e i rischi della gestione del debito nella prassi internazionale

Come già richiamato nelle precedenti edizioni di questo rapporto, la gestione del debito pubblico del Tesoro è allineata alla migliore prassi internazionale, in piena coerenza quindi con le raccomandazioni delle principali istituzioni finanziarie multilaterali e la prassi seguita dai gestori del debito pubblico dei paesi avanzati.

Le *best practice* internazionali si sono sviluppate nel tempo, grazie al contributo della condivisione e dell'analisi di esperienze avvenute in contesti economici e giuridici affatto diversi, si basano sul riconoscimento unanime di una relazione inversa tra costo e rischio (di rifinanziamento e di tasso d'interesse) del debito, e definiscono quindi gli obiettivi in base alla necessità di minimizzare i costi subordinatamente al mantenimento di livelli di rischio che - in un orizzonte temporale di medio-lungo periodo[1] - possano essere ritenuti accettabili.

Infatti, i bilanci pubblici necessitano del massimo grado ottenibile di programmabilità e di certezza prospettica delle poste di bilancio, al fine di limitare il rischio di dover ricorrere alla leva fiscale in termini significativi e in tempi ristretti per far fronte a spese impreviste (sforzo fiscale che risulterebbe in concreto quanto meno realizzabile, quanto più importanti ne fossero le dimensioni relative ed improvvisa la tempistica). Per tale motivo, le *best practice* internazionali, pur consapevoli della generale maggior onerosità dell'indebitamento a lunga scadenza e a tasso fisso, individuano in strutture di debito eccessivamente sbilanciate su durate brevi o su tassi variabili un fattore sostanziale di incremento della vulnerabilità di un Paese[2], in quanto - soprattutto in una fase di diminuzione dei tassi - può risultare (apparentemente) appetibile ridurre i costi del servizio del debito (e quindi il deficit) nel breve termine, accettando però in contropartita un incremento sostanziale dei rischi di mercato insiti nel portafoglio di debito e quindi nel bilancio pubblico.

Nelle condizioni normalmente prevalenti sui mercati finanziari, e prescindendo dal merito creditizio del singolo emittente, il costo del debito è più elevato per le

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[1] Le linee guida del Fondo Monetario Internazionale e della Banca Mondiale, pubblicate nel 2001 e aggiornate nel 2014 e nel 2015, recitano (pag. 8 delle *Revised Guidelines for Public Debt Management* del 2015): *"Il principale obiettivo della gestione del debito pubblico è assicurare che le esigenze di finanziamento del governo e il pagamento dei relativi obblighi siano realizzati ad un costo che nel medio-lungo termine risulti il più basso possibile, compatibile con un prudente grado di rischio... I Governi dovrebbero mirare a minimizzare i costi attesi per il servizio del debito...subordinatamente ad un livello di rischio che - in un orizzonte di medio-lungo periodo - risulti accettabile."*

[2] In forma sintetica, considerazioni al riguardo possono essere reperite in *Guide to the Debt Management Performance Assessment (DeMPA) Tool*, World Bank 2009.

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scadenze più lunghe. In concreto, quindi, il perseguimento degli obiettivi di ridurre il costo del debito e di contenere, al contempo, i rischi del mercato richiede al gestore del debito di effettuare un *trade-off*, selezionando tra le alternative disponibili una combinazione costo-rischio ritenuta soddisfacente[3] in relazione alle caratteristiche del portafoglio ed alle strategie complessive. Tale *trade-off* viene declinato dai gestori del debito pubblico di tutti i Paesi secondo specificità proprie alle caratteristiche del relativo portafoglio e del mercato di riferimento e, come si vedrà più avanti, si è orientato in Italia in una direzione particolarmente prudenziale.

Naturalmente, il compito di perseguire il contenimento del costo del debito subordinatamente ad un livello accettabile dei rischi sottesi alla struttura in essere - che le *best practice* internazionali attribuiscono al gestore del debito pubblico - non è limitato al momento dell'emissione ed in relazione alle condizioni di mercato esistenti, ma si realizza in un'azione continua anche successivamente all'emissione, in maniera dinamica e rispetto agli sviluppi del mercato.

Le principali tipologie di rischio cui si trovano di fronte i gestori del debito pubblico appartengono alla categoria dei rischi di mercato ed includono i rischi di tasso d'interesse e di cambio, di rifinanziamento, di liquidità, di credito, ed operativo.

Come si vede, i vari rischi sopra brevemente riepilogati riconducono principalmente, sia pure con modalità diverse, all'eventualità che un aumento repentino del costo del debito lo renda insostenibile.

In concreto, l'esposizione di un portafoglio di debito pubblico ai rischi suddetti è in funzione della composizione del portafoglio stesso, ed in particolare dalla quota di debito regolata a breve termine o a medio-lungo termine, a tasso fisso o variabile, e della quota denominata in valuta estera. Un ulteriore, fondamentale elemento da tenere in considerazione nella valutazione dei suddetti rischi è l'esistenza ed il mantenimento di un mercato il più possibile vasto, liquido e profondo per il collocamento e lo scambio dei titoli di Stato.

Il Tesoro e le sedi di confronto internazionale sulla gestione del debito

Come già esposto, le *best practice* internazionali si sono formate dalla condivisione continua di esperienze tra i gestori di debito pubblico e gli altri soggetti o istituzioni coinvolti. Il processo di individuazione e di calibrazione degli obiettivi del Tesoro beneficia di un costante stretto coordinamento internazionale con le competenti istituzioni estere e sovranazionali, oltre che di regolari contatti con gli investitori istituzionali internazionali e con le agenzie di rating.

In particolare, sono assicurati rapporti regolari con i gestori europei del debito pubblico nell'ambito dell'apposito Sottocomitato (*European Sovereign Debt Markets - ESDM*) del Comitato economico-finanziario dell'Unione Europea, un organismo - quest'ultimo - con funzioni consultive per la Commissione Europea e per il Consiglio dell'Unione Europea, incaricato di delineare le azioni di

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[3] Le linee guida del Fondo Monetario Internazionale e della Banca Mondiale osservano al riguardo che "*Minimizzare il costo ignorando il rischio non può essere un obiettivo. Transazioni che mostrano costi di servizio del debito più bassi spesso inglobano rischi significativi per il governo e possono limitarne la capacità di ripagare i creditori. Pertanto la gestione del costo e del rischio implica un* trade-off".

coordinamento delle politiche economiche e finanziarie degli Stati Membri. Inoltre, viene curata una regolare presenza nei gruppi di lavoro di istituzioni sovranazionali quali l'OCSE, il FMI e la Banca Mondiale. Il Tesoro partecipa altresì al *Working Party on Public Debt Management* dell'OCSE, che costituisce una sede stabile di confronto delle politiche e delle tecniche di gestione del debito pubblico tra i Paesi membri dell'Organizzazione, nonché al *Government Borrowers' Forum* organizzato annualmente dalla Banca Mondiale per condividere fra i circa 40 Paesi partecipanti esperienze concrete. Un riconoscimento implicito dello standing del Tesoro nella gestione del debito pubblico è costituito dal *Public Debt Management Network*[4], un'iniziativa congiunta promossa dall'OCSE, dalla Banca Mondiale e dal Dipartimento del Tesoro (quale unica Istituzione statale accanto alle due multilaterali) finalizzata alla condivisione di conoscenze ed informazioni sulle tematiche della gestione del debito pubblico. Un'altra fondamentale occasione di coordinamento istituzionale è rappresentata dalla partecipazione ai gruppi di lavoro statistici di Eurostat e dal contributo alla predisposizione delle notifiche semestrali nell'ambito della procedura per i disavanzi eccessivi (*Excessive Deficit Procedure - EDP*), in relazione soprattutto alla corretta registrazione delle poste direttamente connesse al debito pubblico secondo i criteri europei di contabilità nazionale (SEC - o ESA, adottando l'acronimo anglosassone). La partecipazione della Direzione del Debito pubblico a questo filone di attività non costituisce soltanto un fattore che rafforza la consapevolezza circa gli impatti - secondo la contabilità armonizzata a livello europeo - dell'attività di gestione del debito, ma può a sua volta influenzare le scelte gestionali stesse, in funzione dei vincoli e delle implicazioni che ne derivano, ulteriori rispetto alle generali considerazioni di carattere finanziario ed agli effetti sul bilancio dello Stato.

Il modello organizzativo adottato dal Tesoro per la gestione del debito

Incaricata della gestione del debito pubblico è la Direzione Seconda del Dipartimento del Tesoro, della cui struttura organizzativa si acclude in allegato al presente Rapporto una descrizione grafica, accompagnata da alcune brevi note illustrative delle attività svolte.

In sostanziale sintonia con il modello generalmente adottato dalle unità istituzionali che si occupano di gestione del debito pubblico nei Paesi avanzati, l'individuazione e il monitoraggio degli obiettivi sono svolti dagli uffici coinvolti nelle funzioni di *Middle Office*, che comprendono: a) le attività di analisi, che consentono di delineare il profilo di costo/rischio che deve delimitare l'operatività e di individuare le strategie di emissione e di copertura più opportune; b) le previsioni pluriennali sulla spesa per interessi e sul debito della Pubblica Amministrazione per i documenti programmatici e il *reporting* istituzionale[5]; c) il

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[4] Cfr. www.publicdebtnet.org

[5] In particolare il Documento di Economia e Finanza (DEF) previsto dalla Legge 7 aprile 2011 n. 39 (dove il contributo della Direzione del Debito Pubblico è incluso nella Parte Prima "Programma di Stabilità" e nella Parte Seconda "Analisi e Tendenze di Finanza Pubblica"), la Nota di Aggiornamento al DEF, il Documento Programmatico di Bilancio (DPB) istituito dal Regolamento UE n. 473/2013, l'Appendice alla c.d. Relazione trimestrale di cassa (con l'art. 14 della legge 196/2009 denominata Relazione sul conto consolidato di cassa delle Amministrazioni pubbliche), la Relazione al Parlamento sul Fondo per l'ammortamento dei titoli di Stato (allegata al Rendiconto

monitoraggio del rischio di controparte, che determina alcuni vincoli da rispettare per la gestione del portafoglio derivati e per le operazioni di impiego della liquidità[6].

I.2 IL QUADRO ISTITUZIONALE

La definizione allargata di debito pubblico abbraccia le passività lorde consolidate di tutte le amministrazioni pubbliche (amministrazioni centrali, enti territoriali e istituti previdenziali pubblici), mentre una nozione più ristretta coincide invece con l'ammontare dei titoli di Stato in circolazione e quindi riguarda i soli titoli emessi dallo Stato, sul mercato interno e su quello estero.

Questo Rapporto, come per gli scorsi anni, si riferisce a questa seconda, più circoscritta accezione, che peraltro è quella oggetto della normativa speciale rappresentata dal Testo Unico del Debito Pubblico[7] (TUDP). Al 31 dicembre 2016 il debito costituito dai titoli di Stato rappresentava circa l'84% del debito pubblico complessivo.

Le principali caratteristiche dei titoli di Stato in circolazione - scadenza, tipo di remunerazione, modalità e frequenza di emissione - sono riassunte nella Tabella I.1.

generale dello Stato) di cui all'art. 44, comma 3 del D.P.R. 398/2003, la Relazione semestrale alla Corte dei Conti sulla gestione del debito pubblico di cui al D.M. 10/11/1995.

[6] Le attività a diretto contatto con il mercato (*Front Office*) riguardano invece l'emissione del debito attraverso i programmi domestico ed estero, la gestione di breve termine della liquidità, le operazioni straordinarie di concambio e riacquisto nonché le operazioni in strumenti derivati. Funzionali allo svolgimento delle attività di *Front Office* sono il monitoraggio del mercato secondario dei titoli di Stato e la selezione e valutazione degli Specialisti in titoli di Stato.

Le funzioni di *Back Office* comprendono la predisposizione dei decreti di emissione, di ogni altra documentazione relativa all'emissione di prestiti - quali i prospetti dei programmi di emissione internazionale (*Global Bond*, *Medium Term Note*) e degli altri titoli collocati con metodologie diverse dall'asta - e al perfezionamento di derivati. Il *Back Office* cura inoltre le attività relative alle procedure per l'esecuzione dei pagamenti.

Vi sono poi altre funzioni svolte dalla Direzione del debito pubblico. Tra queste, quelle che possono essere catalogate come funzioni di comunicazione: informazioni in tempo reale riguardanti l'attività di emissione; produzione di statistiche su struttura, dinamica e composizione dei titoli di Stato e del relativo mercato; produzione di statistiche in esito al monitoraggio del debito e dell'esposizione in derivati degli enti territoriali. Eventuali operazioni straordinarie di intervento sul debito degli enti territoriali, disciplinate da specifiche norme, rappresentano un'altra funzione di cui la Direzione è investita.

[7] Testo Unico delle disposizioni legislative e regolamentari in materia di debito pubblico (Decreto del Presidente della Repubblica del 30 dicembre 2003, n.398).

TABELLA I.1: I TITOLI DI STATO DOMESTICI

	BOT	CTZ	CCT/CCTeu	BTP	BTP€i	BTP Italia
	Buoni Ordinari del Tesoro	Certificati del Tesoro Zero Coupon	Certificati di Credito del Tesoro	Buoni del Tesoro Pluriennali	Buoni del Tesoro Pluriennali Indicizzati all'inflazione europea	Buoni del Tesoro Pluriennali indicizzati all'inflazione italiana
Scadenza	3, 6, 12 mesi e inferiore a 12 mesi (BOT flessibili)	24 mesi	5, 7 anni	3, 5, 7, 10, 15, 20, 30, 50 anni	5, 10, 15, 30 anni	4, 6, 8 anni
Remunerazione	Emissione a sconto	Emissione a sconto	Cedole variabili semestrali indicizzate al tasso delle aste BOT 6 mesi o all'Euribor 6 mesi, eventuale scarto di emissione	Cedole fisse semestrali, eventuale scarto di emissione	Cedole semestrali indicizzate all'inflazione europea (indice HICP al netto dei tabacchi), eventuale scarto di emissione e rivalutazione del capitale a scadenza	Cedole semestrali indicizzate all'inflazione italiana (indice FOI al netto dei tabacchi), rivalutazione semestrale del capitale e premio fedeltà* a scadenza
Metodo di Emissione	Asta competitiva sul rendimento	Asta marginale con determinazione discrezionale di prezzo e quantità emessa	Asta marginale con determinazione discrezionale di prezzo e quantità emessa	Asta marginale** con determinazione discrezionale di prezzo e quantità emessa	Asta marginale** con determinazione discrezionale di prezzo e quantità emessa	Attraverso il MOT (Borsa Italiana), il mercato elettronico al dettaglio
Frequenza di Emissione	Mensile	Mensile	Mensile	Mensile; per i BTP 15, 20, 30, 50 anni in base alle condizioni di mercato	Mensile	Una/due volte l'anno

*) Per i risparmiatori individuali e altri affini che acquistano il titolo all'emissione durante la Prima Fase del periodo di collocamento.
**) Le prime tranche di nuovi BTP a lunga scadenza (superiore a 10 anni) o BTP€i possono essere offerte sul mercato tramite sindacato di collocamento.

Nel 2016 l'attività di gestione del debito pubblico, per la quota parte riferita appunto al debito negoziabile sui mercati rappresentata dai titoli di Stato, è stata svolta in base a quanto previsto dall'atto di indirizzo del Ministro, dalla Direttiva generale per l'azione amministrativa e la gestione del Ministero dell'Economia e delle Finanze (MEF) e dal Decreto Ministeriale (cosiddetto "Decreto Cornice"[8]) che delinea gli obiettivi di riferimento per lo svolgimento dell'attività amministrativa nel settore delle operazioni finanziarie volte alla gestione del debito pubblico. Quanto previsto in questi provvedimenti è stato poi tradotto in termini operativi nelle "Linee Guida della gestione del debito pubblico" (d'ora in poi "Linee Guida[9]").

Anche per l'anno 2016 - come ampiamente illustrato nel primo "Rapporto sul debito pubblico" con riferimento al 2014 - l'Atto di indirizzo ha incluso tra le priorità politiche quella di proseguire *"...l'impegno nella gestione del debito pubblico volta a contenerne il costo e a stabilizzarne o prolungarne la vita media"* e la Direttiva generale ha tradotto tale priorità politica nei due obiettivi strategici di contenimento del costo del debito, con particolare attenzione al suo profilo

[8] Decreto del 23 dicembre 2015 pubblicato in Gazzetta Ufficiale n. 1 del 2 gennaio 2016.
[9] Le Linee Guida del Debito Pubblico sono pubblicate sul sito del Dipartimento del Tesoro - Direzione del Debito Pubblico del MEF all'indirizzo
http://www.dt.mef.gov.it/it/debito_pubblico/presentazioni_studi_relazioni/

costo/rischio, e monitoraggio e gestione del Conto disponibilità[10], mirati alla stabilizzazione del saldo.

Il Decreto Cornice per il 2016, analogamente agli anni precedenti, ha fornito maggiori dettagli circa gli strumenti operativi cui la Direzione del Debito Pubblico è autorizzata a far ricorso per il raggiungimento dei propri obiettivi. In particolare, all'art. 2 si prevede l'emissione di prestiti *"nel rispetto del limite stabilito annualmente dalla Legge di approvazione del bilancio di previsione dello Stato"*, pari alla copertura dei titoli in scadenza nell'anno e, in aggiunta, al fabbisogno del Settore Statale, avendo cura di *"...contemperare l'esigenza di acquisire il gradimento dei mercati con quella di contenere il costo complessivo dell'indebitamento in un'ottica di medio-lungo periodo, considerata l'esigenza di protezione dal rischio di rifinanziamento e di esposizione a mutamenti dei tassi di interesse"*.

A tal fine, nello stesso articolo sono stati fissati degli specifici intervalli percentuali in termini di composizione del debito alla fine del 2016, così articolati:

- BOT (titoli a breve termine) tra il 3% e l'8% (in riduzione rispetto alla fascia tra il 5% ed il 15% fissata per l'anno precedente);
- BTP (titoli "nominali" a tasso fisso) tra il 55% ed il 75% (invariata rispetto alla fascia fissata per l'anno precedente);
- CCT/CCTeu (titoli "nominali" a tasso variabile) tra il 5% ed il 10% (invariata rispetto all'anno precedente);
- CTZ non oltre il 5% (in leggera diminuzione rispetto al limite del 6% fissato per l'anno precedente);
- BTP€i e BTP Italia (titoli "reali") non oltre il 15% (in leggera diminuzione rispetto al limite del 17% fissato per l'anno precedente).

Inoltre, relativamente ai titoli emessi sui mercati esteri, è stato stabilito che questi potessero essere emessi per un importo che, al netto dei rimborsi, non comportasse il superamento del 5% dei titoli in circolazione al termine del 2016.

Al fine di perseguire il *"contenimento del costo complessivo dell'indebitamento, la protezione dai rischi di mercato e di rifinanziamento e il buon funzionamento del mercato secondario dei Titoli di Stato"*, l'art. 3 ha autorizzato, come negli anni precedenti, l'utilizzo di operazioni di ristrutturazione del debito su base consensuale, vale a dire operazioni di riacquisto, scambio o rimborso anticipato di titoli, nonché operazioni in strumenti derivati.

Infine, con riferimento alla gestione del Conto disponibilità, l'art. 6 del Decreto Cornice ha stabilito che essa mira *"ad un'efficiente movimentazione delle giacenze liquide, in relazione alla strategia di emissione dei titoli di Stato, alle condizioni prevalenti sul mercato e ai vincoli imposti dalle disposizioni di politica monetaria"*. Lo stesso articolo rinvia al decreto ministeriale del 25 ottobre 2011, che disciplina le modalità di movimentazione della liquidità del Tesoro e di selezione delle controparti che partecipano alle relative operazioni.

In estrema sintesi, gli obiettivi assegnati alla gestione del Debito Pubblico dal Decreto Cornice, in termini di composizione "a tendere" per la fine del 2016,

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[10] Le informazioni sulla natura del Conto disponibilità e sul contesto della connessa operatività sono fornite nel successivo Par. I.4

intendevano privilegiare le scadenze a medio-lungo termine e ridurre quelle a breve termine, in linea[11] quindi con le *best practice* internazionali. Lo scopo era di continuare a ridurre il rischio di tasso di interesse e di rifinanziamento, conseguendo un ulteriore aumento della vita media dei titoli di Stato rispetto a quello già ottenuto nel 2015[12], pur nella consapevolezza che il minor volume di scadenze nel 2016 rispetto all'anno precedente rendesse tale obiettivo di allungamento della vita media particolarmente ambizioso. Nelle Linee Guida per il 2016, pertanto, in piena coerenza con i provvedimenti di cui sopra, il Tesoro si è impegnato specificatamente a:

1. aumentare, ove consentito dalle condizioni di mercato, la vita media dello *stock* dei titoli di Stato;
2. ridurre l'offerta di BOT, compatibilmente con le esigenze di mercato;
3. privilegiare le scadenze a medio-lungo periodo per le emissioni indicizzate all'inflazione dell'Eurozona, mentre per quanto riguarda i BTP Italia l'obiettivo era di riproporre due collocamenti, soprattutto al fine di offrire ai risparmiatori *retail* l'opportunità di reinvestire la liquidità riveniente dai titoli in scadenza nell'anno;
4. privilegiare la scadenza settennale dei CCTeu;
5. nell'ambito dei BTP nominali, ridurre la proporzione sul totale delle emissioni annue delle scadenze a 3 e 5 anni, mantenendo le emissioni sulle scadenze a 7 e 10 su volumi in linea con quelli del 2015 e conseguire sulle scadenze ancora più lunghe volumi in offerta coerenti con l'obiettivo generale, previa attenta analisi della profondita e qualità della domanda finale;
6. porre in essere un significativo ammontare di operazioni di concambio e riacquisto, al fine soprattutto di gestire il profilo delle scadenze dei prossimi anni e principalmente nel 2017; obiettivo dei riacquisti anche l'agevolazione del processo di stabilizzazione e riduzione del debito, in linea con gli impegni programmatici di finanza pubblica;
7. con riferimento all'uso dei derivati, la gestione attiva del portafoglio di operazioni già in essere veniva prevista solo qualora emergessero soluzioni e condizioni di mercato utili a migliorarne la *performance*, mentre l'eventualità di nuove transazioni veniva collegata esclusivamente ad operazioni di copertura del tasso di cambio di eventuali operazioni in valuta non domestica, in un contesto assistito da un sistema bilaterale di garanzie.

Durante il 2016, come negli anni precedenti, la Direzione del Debito Pubblico è stata pertanto chiamata a garantire che la gestione del debito, incluse le emissioni necessarie per la copertura dei titoli in scadenza e del fabbisogno del Settore Statale dell'anno, fosse tale da contenere il costo del debito in relazione alle principali categorie di rischio da mantenere sotto controllo, contribuendo al tempo stesso a garantire un livello adeguato di stabilità e prevedibilità del saldo del Conto disponibilità.

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[11] Cfr. *supra*, I.1.
[12] Nel 2015 la vita media dello *stock* dei titoli di Stato era passata da 6,38 a 6,52 anni.

I.3 IL CONTENIMENTO DEL COSTO DEL DEBITO CON ATTENZIONE AL PROFILO COSTO/RISCHIO

Il trade-off costo/rischio: le specificità del caso italiano

Nel caso italiano, la normale gestione del *trade-off* tra costo e rischio, cui si è accennato sopra, prende le mosse dall'analisi di diverse strategie di emissione del debito, di cui viene calcolato innanzitutto il relativo costo, in termini di onere del servizio del debito, che a sua volta dipende dai tassi di interesse a cui vengono collocati i titoli su mercato. Di ogni strategia vengono anche esaminati i relativi rischi, che possono assumere molteplici dimensioni, così come molteplici sono le misure di rischio adottate[13].

Come già segnalato nei rapporti degli anni precedenti, in Italia la gestione del debito si è focalizzata in particolare su due rischi principali: quello di tasso di interesse, al fine di minimizzare l'impatto sull'onere del debito derivante dai movimenti dei tassi di interesse di mercato, e quello di rifinanziamento, con lo scopo di distribuire più uniformemente nel tempo le scadenze al fine di agevolare il collocamento di nuovo debito, presentandosi in questo modo sul mercato per volumi coerenti con la sua capacità di assorbimento ed evitando così rialzi indesiderati del costo di finanziamento.

Questo approccio alla gestione del debito, già di per sé in linea con la prassi internazionale, in Italia ha storicamente dovuto tener conto in passato - e si misura tuttora - con l'elevata dimensione del debito, in termini assoluti e in rapporto al PIL, che necessariamente ha portato ad un atteggiamento ancora più prudenziale nei confronti del rischio, per due ordini di motivi.

Di questi, il primo - come già ampiamente rappresentato nella scorsa edizione del Rapporto - è costituito dal fatto che, per l'Italia, una componente significativa del livello dei tassi di interesse all'emissione dei titoli di Stato è costituita dal premio per il rischio di credito richiesto dagli investitori per finanziare un soggetto altamente indebitato[14]. Tale componente è poco correlata al ciclo economico, a differenza di Paesi con debito più contenuto e merito di credito più elevato, per i quali i movimenti dei tassi d'interesse sul debito sono di gran lunga più coerenti con il ciclo economico, rendendo meno cruciale la gestione del rischio di tasso ai fini della dinamica del rapporto debito/PIL. In Italia, invece, il premio di rischio nel medio periodo tende ad essere correlato negativamente con la crescita economica, proprio per via della percezione della sostenibilità del debito. Per questo è necessario tendere ad una composizione del debito meno vulnerabile possibile rispetto agli andamenti dei tassi di interesse di mercato.

In secondo luogo, visto l'elevato debito, per l'Italia è più importante - rispetto ad altri Paesi - stabilizzare e rendere prevedibile la spesa per interessi, proprio al fine di gestire più agevolmente la finanza pubblica in funzione dei requisiti europei, basati in particolar modo sul controllo del deficit e della dinamica del debito.

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[13] Per il dettaglio delle misure di costo e rischio si vedano i paragrafi successivi di questo capitolo.

[14] A seguito dell'introduzione delle moneta unica, la percezione e valorizzazione del rischio di credito per i Paesi con alto debito dell'Area Euro sono molto diminuite; tuttavia esse sono riemerse dopo l'inizio della crisi finanziaria globale del 2007-2008, e soprattutto con la successiva crisi del debito sovrano, dopo la quale gli *spread* di credito tra i Paesi ad alto debito e gli altri non sono tuttora ritornati ai livelli di allineamento precedenti la crisi.

Sotto entrambi i profili, quindi, per l'Italia è cruciale un'impostazione della gestione del debito che ponga al centro della strategia il controllo dei rischi di mercato, ed in particolare quelli di tasso e di rifinanziamento.

Le misure del rischio di rifinanziamento e gli strumenti per la sua gestione

L'indicatore di riferimento per quantificare la misura di questo rischio è quello della vita media dello *stock* di titoli di Stato: viene calcolata una media delle scadenze di tutti i titoli in circolazione, ponderata per il valore nominale[15] di ciascun titolo. Dopo una discesa che durava dal 2011, alla fine del 2014 la vita media del debito in titoli di Stato si era sostanzialmente stabilizzata, attestandosi a 6,38 anni, per iniziare poi nel 2015 una fase di risalita raggiungendo i 6,52 anni.

In linea con l'Atto di indirizzo e la Direttiva del Ministro sopra menzionati, l'obiettivo di contenimento del costo del debito con attenzione al profilo costo/rischio è stato quindi operativamente tradotto, anche nelle Linee Guida per il 2016, in termini di attuazione di una politica di emissione e gestione del debito volta a incrementare la vita media compatibilmente con le condizioni di mercato.

Parallelamente, la gestione del rischio di rifinanziamento doveva essere perseguita mediante una graduale riduzione dei volumi di titoli in scadenza negli anni di più elevata concentrazione dei rimborsi, rendendone il profilo maggiormente uniforme. In particolare, visto il profilo annuale delle scadenze a fine 2015 (vedi Grafico I.1), è stata valutata la necessità di ridurre i volumi in scadenza soprattutto nel 2017, cercando di contenere quanto più possibile, e compatibilmente con le condizioni di mercato, l'emissione di BOT in scadenza in quell'anno e ponendo in essere operazioni di riacquisto e concambio focalizzate preferibilmente su titoli con scadenza nel medesimo periodo.

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[15] Per "valore nominale" viene utilizzata la definizione adottata nel Regolamento CE 479/2009 del 25 maggio 2009: *"....Il valore nominale di una passività in essere alla fine dell'anno è il valore facciale; Il valore nominale di una passività indicizzata corrisponde al valore facciale aumentato dell'incremento indicizzato del valore in conto capitale maturato alla fine dell'anno; le passività denominate in valuta estera sono convertite nella moneta nazionale al tasso di cambio rappresentativo del mercato in vigore l'ultimo giorno lavorativo di ciascun anno; ......le passività denominate in valuta estera e convertite mediante accordi contrattuali nella moneta nazionale sono convertite nella moneta nazionale al tasso convenuto nei predetti accordi".*



GRAFICO I.1: SCADENZE TITOLI A MEDIO-LUNGO TERMINE IN ESSERE AL 31-12-2015 (milioni di euro)

Nel più breve termine, analizzando specificatamente il profilo mensile delle scadenze (Grafico I.2) del 2016 e del 2017, la politica di emissione avrebbe dovuto concentrarsi sulla gestione dei mesi di aprile, agosto e settembre 2016 e di febbraio, maggio, giugno, agosto e novembre 2017, in particolare operando sugli importi dei BOT in emissione oltre che mediante operazioni di riacquisto e concambio. Inoltre, nel 2016 gli strumenti menzionati dovevano mirare anche a stabilizzare il saldo del Conto disponibilità, neutralizzando il più possibile le fluttuazioni di breve e brevissimo termine delle disponibilità liquide del Tesoro.



GRAFICO I.2: PROFILO MENSILE DELLE SCADENZE – TITOLI A MEDIO-LUNGO TERMINE PER GLI ANNI 2016-2017 IN ESSERE AL 31-12-2015 (milioni di euro)

Le misure del rischio di tasso di interesse e gli strumenti per la sua gestione

Il rischio di tasso viene quantificato principalmente con tre misure che sono la *duration* (o durata finanziaria) l'*average refixing period* (tempo medio di "aggancio" dei tassi di interesse di mercato), nonché con il *Cost-at-Risk*, che fornisce una quantificazione del costo aggiuntivo massimo in termini di spesa per interessi in caso di scenari di tasso avversi, unitamente alla probabilità di dover effettivamente sostenere questo costo aggiuntivo, derivante a sua volta dalla probabilità di questi scenari avversi[16].

Il Decreto Cornice per il 2016 all'art. 2, comma 2, torna a fare esplicito riferimento all'esigenza di gestire l'esposizione ai mutamenti dei tassi di interesse. Pertanto, anche per l'anno 2016 il conseguimento dell'obiettivo di contenimento del costo del debito con riferimento al profilo costo/rischio richiedeva di continuare ad aumentare la durata finanziaria e *l'average refixing period* del debito compatibilmente con le condizioni presenti sui mercati finanziari, e tenendo conto degli strumenti derivati in essere.

L'analisi del *Cost at Risk* (*CaR*) è stata invece utilizzata, per mezzo del modello sviluppato internamente ed in uso ormai da alcuni anni presso la Direzione del Debito Pubblico, denominato SAPE[17] (Software di Analisi dei Portafogli di Emissione), per individuare, con una determinata probabilità, un livello di costo atteso che non può essere ecceduto, nonché tutte quelle composizioni delle emissioni di titoli le cui combinazioni di costo/rischio si collochino su una frontiera efficiente, siano cioè tali da risultare dominanti rispetto ad ogni altra ipotetica composizione del portafoglio di emissioni.

Per testare le caratteristiche di ipotetici portafogli di emissione si è proceduto a stimare per ciascuno di essi, su un dato periodo temporale futuro, sia il costo in termini di spesa per interessi, sia il suo rischio di tasso (*Cost-at-Risk*) calcolato in diversi possibili scenari di evoluzione dei tassi di interesse e di inflazione. La base dati per il debito in circolazione utilizzata da SAPE a fine 2015 era composta dai titoli domestici, titoli denominati in dollari USA e strumenti derivati. Considerati i vincoli sia sulle emissioni di titoli in dollari USA che su strumenti derivati, per gli anni futuri si è ipotizzato che il rifinanziamento delle scadenze negli anni futuri avvenisse unicamente con titoli domestici e l'assenza di nuove operazioni in derivati per la gestione del rischio di tassi. Questa ipotesi non confligge con l'opportunità di considerare anche emissioni sotto programmi esteri, poiché queste sono vincolate a condizioni finanziarie generalmente migliori, o almeno pari, a quelle ottenibili con equivalenti strumenti domestici, quindi sostanzialmente indifferenti in simulazioni di emissioni future.

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[16] Vedasi il Focus "I principali indicatori quantitativi del rischio di tasso di interesse" a pag. 22 del Rapporto Annuale sul Debito Pubblico 2014, reperibile all'indirizzo http://www.tesoro.it/documenti-pubblicazioni/rapporti-relazioni/index.html#cont_altro.

[17] Il modello utilizzato dal Tesoro e lo sviluppo del software relativo furono avviati sulla base di un finanziamento MIUR all'Istituto Applicazioni del Calcolo del CNR (quale capofila di un gruppo che comprendeva anche le Università Bocconi, Statale di Milano e Tor Vergata di Roma); negli anni, ha poi visto diverse fasi di sviluppo gestite in collaborazione tra il citato Istituto del CNR ed il MEF, che negli ultimi anni si è avvalso anche del supporto analitico ed informatico di Sogei. Per una descrizione dettagliata del SAPE - Software di Analisi dei Portafogli di Emissione, si rinvia al relativo Focus di approfondimento contenuto a pag. 26 del Rapporto sul Debito Pubblico 2014, v. *supra*.

Il ruolo della strategia di emissione per la gestione del trade-off rischio di tasso/costo per il 2016

Un portafoglio di debito caratterizzato dal ripagamento del capitale dilazionato nel tempo e da interessi stabili (quindi con valori relativamente alti di indicatori quali la vita media, l'*average refixing period* o la durata finanziaria) comporta minori rischi di rifinanziamento e di tasso di interesse, ma allo stesso tempo maggiori costi a causa dei più alti tassi normalmente associati alle scadenze più lunghe. Al fine di valutare le alternative disponibili tenendo conto di tali considerazioni, alla fine del 2015 e nelle prime settimane del 2016 la Direzione del Debito Pubblico ha sottoposto a test, come ormai prassi, diversi portafogli di emissione su titoli domestici, giudicati compatibili con le condizioni di mercato e le caratteristiche fondamentali della gestione del debito pubblico in Italia. Tali portafogli sono stati selezionati per la loro fattibilità, anche tenendo conto di analisi di mercato prodotte da centri di ricerca finanziaria, banche, banche centrali e altre istituzioni finanziarie.

Come condizione preliminare, tutti i portafogli dovevano consentire di finanziare:

a) le scadenze dei titoli a medio-lungo termine previste per il 2016 (pari a poco più di 181 miliardi di euro),

b) i BOT già in circolazione (pari a poco più di 115 miliardi di euro), insieme con il cosiddetto *roll-over* dei BOT in corso d'anno, ossia le emissioni di BOT necessarie per coprire le scadenze di altrettanti BOT emessi nello stesso anno,

c) il fabbisogno di cassa del Settore Statale (previsto allora nella misura di circa 40 miliardi di euro[18]),

nonché garantire sufficienti disponibilità liquide del Tesoro, per provvedere a tutte le esigenze della gestione di cassa. Di seguito vengono riportate sinteticamente le caratteristiche dei nove portafogli analizzati:

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[18] Dato sottostante le previsioni di finanza pubblica per il 2016 inserite nella Nota di Aggiornamento al DEF del 2015.

MINISTERO DELL'ECONOMIA E DELLE FINANZE



GRAFICO I.3: PORTAFOGLI DI EMISSIONE ANALIZZATI PER L'ANNO 2016

Portafoglio 2015: è la composizione delle emissioni domestiche adottata nel 2015;

Portafoglio B: rispetto al Portafoglio 2015 vede una lieve riduzione del segmento CTZ e BTP 3-5 anni, un incremento moderato dei segmenti BTP 7-10 anni e BTP 15-30 anni, una quota dei titoli indicizzati all'inflazione in lieve aumento sulle scadenze più lunghe, una discesa rilevante del BTP Italia ed una riduzione minima dei CCTeu; con questo portafoglio, a parità di emissioni di BOT, si è quindi spostato lievemente il baricentro delle emissioni verso scadenze più lunghe sia sul comparto nominale che su quello reale, con un contestuale incremento del BTP Italia - vista la nuova scadenza a 8 anni - e una lieve riduzione dei CCTeu.

Portafoglio C: rispetto al Portafoglio B, vede un incremento più consistente del segmento BTP 7-10 anni nominale, un azzeramento delle emissioni di BTP€i, un ulteriore incremento del BTP Italia e infine un incremento dei CCTeu; con questo portafoglio si è cercato di cogliere gli effetti derivanti da un potenziale andamento divergente tra inflazione europea e quella italiana, aumentando l'esposizione alla seconda rispetto alla prima, ma mantenendo un orientamento sulle scadenze a tasso fisso di medio lungo termine;

Portafoglio D: rispetto al Portafoglio C, vi è un azzeramento delle emissioni di BTP Italia a favore di quelle BTP€i; in questo senso, le motivazioni sono speculari rispetto a quelle del portafoglio C;

Portafoglio E: rispetto al Portafoglio 2015, vede un incremento dei BOT ma contestualmente una riduzione dei CTZ e in modo significativo dei BTP a 3-5-7 anni e dei CCTeu; inoltre - sempre rispetto al portafoglio del 2015 - vengono aumentate le quote di BTP a 10-15-30 anni e del BTP Italia; questo portafoglio è rappresentativo di quelle strategie volte a privilegiare le parti estreme (a breve e a più lungo termine) della curva dei rendimenti, sottopesando tutte le scadenze intermedie;

Portafoglio F: rispetto al Portafoglio 2015, vede una drastica riduzione di BOT, CTZ e BTP a 3-5-7 anni, un incremento massiccio di BTP a 10-15-30 anni, un incremento di BTP Italia in virtù della scadenza 8 anni e una riduzione di CCTeu; si tratta di un portafoglio fortemente sbilanciato sulle scadenze a lungo termine per testarne le proprietà in termini di riduzione del rischio di tasso, a fronte di un incremento atteso dei costi medi all'emissione;

Portafoglio G: rispetto al Portafoglio 2015, vede un incremento sostanziale di BOT e CTZ, una riduzione ampia di tutto il comparto BTP, percentualmente più incisiva sulle scadenze più lunghe, ed una modesta riduzione degli indicizzati; in questo caso si è selezionato un portafoglio molto esposto sugli strumenti a breve termine, per valutarne le proprietà in termini di potenziale incremento del rischio di tasso, a fronte di una quasi certa riduzione dei costi medi all'emissione;

Portafoglio H: rispetto al Portafoglio 2015, vede un incremento dei BOT e un ribilanciamento delle emissioni dai BTP nominali con scadenza uguale o superiore a 10 anni e dei CCTeu, in favore dei BTP€i e del BTP Italia; il portafoglio ha evidentemente l'obiettivo di analizzare gli effetti di un aumento dell'esposizione del debito all'inflazione (sia domestica che europea), con una riduzione analoga delle emissioni di titoli nominali a lungo termine, inclusa la scadenza decennale.

L'analisi è stata svolta, per ogni portafoglio di emissione, su un orizzonte trentennale e ne sono stati esaminati gli effetti nel primo quadriennio 2016-2019. Ai diversi portafogli di emissione sono stati applicati 100 scenari generati dal modello per la curva dei rendimenti italiana, le curve *zero coupon inflation swap*[19] per i titoli indicizzati all'inflazione italiana ed europea e l'Euribor semestrale. La generazione degli scenari dei tassi di interesse ha tenuto conto dell'informazione relativa alla durata del programma PSPP, che si sarebbe estesa sicuramente almeno fino al termine del 2016. Inoltre, stati elaborati tre scenari alternativi per l'inflazione europea ed italiana, di cui uno base - coerente con lo scenario della Banca Centrale Europea (BCE) in essere a fine 2015 - e altri due rispettivamente con una dinamica più lenta e più accelerata di quello base.

La misura di costo utilizzata è stata quella dell'evoluzione attesa della spesa per interessi media mensile nel quadriennio considerato. Quella per il rischio è data dalla differenza tra l'evoluzione della spesa per interessi media mensile nel quadriennio che lascia solo un 5% di probabilità che questa possa essere più elevata e quella attesa di cui sopra (*Relative Cost-at-Risk*).

Tra i portafogli esaminati, sono state analizzate innanzitutto le caratteristiche in termini di costo e rischio di quelli che consentivano un incremento della vita media nel 2016.

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[19] Le curve *zero coupon inflation swap* sono comunemente usate per prezzare i contratti *swap* in cui due controparti si scambiano un flusso fisso nominale ed un flusso variabile indicizzato all'inflazione, in modo da avere uguaglianza dei valori attuali dei due flussi. Per il modello SAPE queste curve sono cruciali perché consentono di modellare le emissioni future di titoli indicizzati a partire dalle curve di rendimento nominali.

Il Portafoglio 2015 è risultato essere tra i più efficienti, nel senso che - con una sola eccezione - si è constatato come tutti gli altri consentano di conseguire un rischio minore, ma solo a prezzo di un costo atteso significativamente più elevato. E' il caso dei portafogli B, D, E, e G. Il portafoglio H, invece, permetteva di ottenere lo stesso costo atteso del portafoglio 2015, ma con un rischio maggiore. Va invece segnalato il portafoglio C che - sebbene di poco - consentiva di raggiungere una combinazione costo/rischio per l'emittente migliore rispetto al portafoglio 2015. Le principali caratteristiche del portafoglio C rispetto a quello seguito nel 2015 sono:

1) uguale peso delle emissioni BOT;
2) una lieve riduzione del comparto CTZ e incremento di quello CCTeu;
3) un ridimensionamento del comparto BTP a 3 e 5 anni;
4) un incremento del comparto BTP a 7 e 10 anni;
5) un incremento del comparto BTP a 15 e 30 anni;
6) una riduzione del segmento dei titoli indicizzati all'inflazione europea, a favore di quelli indicizzati all'inflazione italiana.

Dall'uso del modello è quindi emerso che nel 2016 sarebbe stato ottimale sottopesare il segmento della curva nominale a 2-5 anni, aumentare uniformemente quello dei BTP nominali 7-30 anni, mantenere un peso significativo ai CCTeu e ai BTP Italia a scapito dei BTP€i.

Il ruolo delle operazioni in derivati per la gestione del *trade-off* rischio di tasso/costo per il 2016

Come già evidenziato[20], l'obiettivo di contenere il costo del debito subordinatamente al mantenimento di un livello accettabile dei rischi sottesi alla struttura esistente del debito, attribuito al gestore del debito pubblico dalle *best practice* internazionali, non si esaurisce al momento dell'emissione ed in relazione alle condizioni di mercato allora esistenti, ma si realizza concretamente, in maniera dinamica, in un'azione continua, anche successiva all'emissione. Tra gli strumenti che il gestore del debito pubblico ha a disposizione in epoca successiva all'emissione per intervenire su tali rischi vi sono, oltre alle operazioni di concambio e di riacquisto, i derivati di tasso d'interesse che consentono per l'appunto di contenere il rischio di tasso d'interesse, modificando la composizione dei tassi senza cambiare le caratteristiche del debito già collocato presso gli investitori[21]. Eventuali disallineamenti tra la struttura di portafoglio risultante dall'esito dei collocamenti sul mercato dei capitali e gli obiettivi gestionali ritenuti preferibili possono così essere colmati con l'uso dei derivati[22], aumentando l'aderenza dell'azione del

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[20] Per una indispensabile, più ampia disamina degli obiettivi perseguiti con l'utilizzo di strumenti derivati in quest'ottica di gestione del debito vedasi *supra*, I.1 nonché i documenti ivi citati.

[21] Per un riepilogo delle tipologie di operazioni in strumenti derivati utilizzate dalla Direzione del Debito del Dipartimento del Tesoro si rinvia alla sezione III.3 del Rapporto sul Debito Pubblico 2014, reperibile all'indirizzo riportato in nota 16 di questo Capitolo.

[22] Un documento redatto congiuntamente da esperti dell'OCSE, del FMI e della Banca Mondiale nel 2008 rilevava la prassi adottata da molti gestori del debito sovrano, sottolineando che "l'attuazione della strategia del debito può includere l'uso di derivati per separare le decisioni di finanziamento da quelle di composizione ottimale del portafoglio, ridurre il costo di indebitamento e gestire i rischi di portafoglio (in particolare il rischio di *refixing* del tasso di interesse e il rischio di rifinanziamento)": *"The implementation of the debt strategy may include the use of derivatives to separate funding decision from the optimal portfolio composition decision, reduce the cost*

gestore del debito agli obiettivi programmatici e svincolando in parte il raggiungimento di tali obiettivi dagli andamenti registrati in sede di collocamento. A differenza dell'attività di emissione, che nel caso italiano - considerata l'entità del debito - non può che essere gestita con continuità e prevedibilità, al fine di creare per i potenziali acquirenti dei titoli i presupposti tecnici dell'indispensabile liquidità dell'investimento, l'esecuzione delle operazioni in derivati è sganciata da un calendario prestabilito, in quanto può essere perfezionata in qualunque momento le condizioni di mercato consentano di soddisfare le specifiche esigenze dell'emittente, contribuendo così a rimuovere un fattore di rigidità nell'azione gestionale.

Il Decreto Cornice, nell'autorizzare l'utilizzo degli strumenti derivati, ha previsto che questi concorressero al raggiungimento degli obiettivi gestionali generali di contenimento del costo complessivo dell'indebitamento e di protezione dai rischi di mercato e di rifinanziamento, sulla base delle informazioni disponibili e delle condizioni di mercato.

Dal 2015, in particolare, dopo la pubblicazione nel settembre 2014 delle nuove regole fissate da Eurostat per la registrazione contabile del valore di mercato di *swap* frutto di ristrutturazioni di *swap* preesistenti o dell'esercizio di *swaption*, l'assoggettamento dei derivati agli obiettivi di gestione del debito ha inevitabilmente comportato ulteriori vincoli gestionali, poiché non può essere ignorato l'impatto di tali regole sul livello dello *stock* di debito, ancorché meramente contabile in quantto non corrispondente ad un effettivo ricorso al mercato. L'attività in derivati doveva pertanto complementare l'attività di emissione anche tenendo conto dei più generali obiettivi di finanza pubblica alla luce dei riflessi contabili prodotti dalla normativa europea, continuando nel contempo a contribuire all'aumento dell'*average refixing period* e della durata finanziaria (*duration*) del debito[23].

Pertanto, nel 2016 l'attività di gestione delle passività e dei rischi di tasso d'interesse e di cambio si è focalizzata sulla ristrutturazione di transazioni già presenti nel portafoglio derivati, per le quali si riscontravano elementi di criticità conseguenti alle citate modifiche statistico-contabili. In particolare, l'obiettivo perseguito è stato principalmente quello di intervenire su *swaption* con esercizio previsto nell'anno, al fine di ridurre l'incremento di debito derivante dalla generazione degli *off-market swap* ad esse sottesi, come previsto dal nuovo schema contabile armonizzato europeo SEC 2010.

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of borrowing, and manage risks in the portfolio (in particular interest rate refixing risk and refinancing risk)". - OECD (2008) "Use of Derivatives for Debt Management and Domestic Debt Market Development: Key Conclusions".

[23] Ai sensi della Legge finanziaria per il 2005 (Legge 30 dicembre 2004, n.311), sono stati stipulati alcuni contratti derivati riferiti a mutui attivi nei confronti di enti pubblici, trasferiti al Tesoro dal bilancio della Cassa Depositi e Prestiti a seguito della trasformazione di quest'ultima in società per azioni (articolo 5 del Decreto-Legge n. 269 del 2003 -c.d. collegato alla Legge finanziaria per il 2004- convertito, con modificazioni, dalla Legge n. 326 del 2003). L'importo nozionale di tali contratti è di poco superiore al 2% dell'intero portafoglio di derivati del Tesoro, come si mostra in dettaglio nella Tabella IV.9 (Capitolo IV). Questi contratti non rientrano nella gestione del debito e pertanto non sono oggetto del presente Rapporto.

Modalità di attuazione dell'obiettivo di contenimento del costo del debito con attenzione al profilo costo/rischio

In relazione agli obiettivi prefissati, la strategia del Tesoro nel 2016 si è declinata come segue nelle due fasi in cui si articola la gestione del debito:

Le scelte di emissione dei titoli domestici ed esteri

In coerenza con quanto annunciato nelle Linee Guida 2016, in considerazione degli obiettivi in termini di vita media, *duration* e *average refixing period* sopra menzionati e in virtù dei risultati provenienti dall'analisi del *trade-off* costo/rischio, la politica di emissione per il 2016, considerati i minori volumi da offrire al mercato rispetto al 2015, doveva mirare a:

a. calibrare le emissioni BOT in modo da ottenere uno *stock* di fine 2016 in riduzione rispetto a quello del 2015, sempre in un contesto di regolarità dei collocamenti a 6 e 12 mesi e invece di flessibilità per i BOT trimestrali o flessibili, da proporre solo in caso di specifiche esigenze di cassa;

b. ridurre il flusso di emissioni di CTZ in modo da ottenere emissioni nette sul comparto moderatamente negative - considerato il ridotto volume di scadenze rispetto al 2015 - e una riduzione della quota dei CTZ in rapporto al debito;

c. ridurre le emissioni sul comparto BTP a 3 e 5 anni, sia in termini assoluti che in rapporto al totale delle emissioni rispetto al 2015, sempre salvaguardando la regolarità delle emissioni;

d. incrementare, compatibilmente con le condizioni della domanda, i volumi emessi sui BTP a 7 e 10 anni, in un contesto di regolarità dei collocamenti;

e. incrementare i volumi offerti sui BTP a 15 e 30 anni in rapporto al totale delle emissioni rispetto al 2015, sempre tenendo conto delle condizioni della domanda;

f. considerato il livello dei tassi storicamente molto basso, valutare la possibilità di introdurre nuove scadenze di lungo termine per i BTP, per intercettare nuovi segmenti della domanda;

g. mantenere continuità sulle emissioni di CCTeu sulla scadenza a 7 anni, in modo anche da aumentarne il peso sul totale delle emissioni, stabilizzando la loro quota sul debito a fine anno;

h. ridurre parzialmente le emissioni di BTP€i in percentuale del totale ed in valore assoluto, in modo da stabilizzare la loro quota sul debito a fine anno;

i. proporre il BTP Italia in due collocamenti, con una scadenza anche superiore ai 6 anni, al fine aumentare i volumi in offerta anche per compensare in parte la riduzione dei BTP€i e contenere la riduzione della quota del comparto sul debito, le prime scadenze previste nell'anno;

j. valutare, in relazione alle condizioni di mercato la possibilità di tornare ad emettere a valere sul Programma Global, al fine di intercettare la domanda presumibilmente consistente degli investitori istituzionali, in particolare sul mercato del dollaro; valutare l'opportunità di continuare ad emettere titoli del programma MTN per soddisfare la domanda di primari investitori istituzionali, in risposta a richieste specifiche e con un costo di finanziamento inferiore rispetto a quello degli analoghi strumenti domestici, evitando altresì ripercussioni negative sulle normali emissioni in formato pubblico;

k. infine, alla realizzazione degli obiettivi delle politiche di emissione 2016 dovevano partecipare anche le operazioni di concambio e di riacquisto, in modo da modificare il profilo delle scadenze ed in particolare ai fini della riduzione delle scadenze programmate per il 2017.

Le operazioni di gestione del debito successive all'emissione

Per conseguire gli obiettivi sopra richiamati a valere sul portafoglio di debito in essere, il Tesoro può fare ricorso anche ad operazioni straordinarie di concambio e riacquisto di titoli di Stato e ad operazioni in derivati.

I concambi e i riacquisti sono strumenti di gestione del debito pubblico volti a contenere il rischio di rifinanziamento, rimodulando il profilo delle scadenze e favorendo al contempo la liquidità e l'efficienza del mercato secondario dei titoli di Stato. A differenza dell'ordinaria attività di emissione, l'esecuzione di tali operazioni non segue un calendario prestabilito, ma dipende dalle specifiche esigenze del Tesoro e dalle condizioni di mercato. La partecipazione alle operazioni straordinarie è riservata agli Specialisti in titoli di Stato.

In dettaglio, le operazioni di concambio consistono nell'emissione di un titolo a fronte del contestuale riacquisto di uno o più titoli in circolazione. Si tratta quindi di uno scambio tra titoli di Stato di diversa scadenza, che può favorire il contenimento del rischio di rifinanziamento. Per tali operazioni il Tesoro si può avvalere del sistema d'asta della Banca d'Italia o del sistema telematico di negoziazione.

Le operazioni di riacquisto sono invece interventi attraverso cui il Tesoro rimborsa anticipatamente titoli di Stato in circolazione. Le risorse finanziarie utilizzate a tal fine possono essere prelevate dalle giacenze del Conto disponibilità o ricorrendo al Fondo per l'ammortamento dei titoli di Stato. L'esecuzione dei riacquisti può avvenire tramite asta in Banca d'Italia o attraverso operazioni bilaterali.

Nelle Linee Guida per il 2016 si citavano pertanto le operazioni straordinarie di concambio e riacquisto tra gli strumenti a disposizione del Tesoro alla luce dell'elevata concentrazione di scadenze previste nel 2017. Le Linee Guida precisavano inoltre che le operazioni di riacquisto avrebbero potuto realizzarsi anche direttamente sul mercato regolamentato (come per le operazioni di concambio) e che sarebbero state anche mirate ad agevolare il processo di riduzione dello *stock* di debito in circolazione.

Infine, l'apertura di nuovi derivati, tenuto conto dei vincoli oggettivi legati alla regolamentazione di vigilanza prudenziale per le banche in assenza di collateralizzazione, sarebbe stata circoscritta alla copertura tramite *cross currency swap* di eventuali nuove emissioni in valuta, in un contesto che sarebbe stato regolato da un sistema bilaterale di garanzie. Rimaneva altresì la necessità di monitorare il portafoglio derivati in essere, intervenendo attivamente - peraltro in misura marginale - solo previa individuazione di soluzioni utili a migliorare la *performance* del portafoglio stesso, alla luce delle correnti condizioni di mercato.

I.4 MONITORAGGIO E GESTIONE DEL CONTO DISPONIBILITÀ MIRATI ALLA STABILIZZAZIONE DEL SALDO

Il Conto disponibilità per il servizio di Tesoreria

Negli anni recenti il Tesoro, in collaborazione con la Banca d'Italia, ha adottato una gestione della propria liquidità volta a migliorare la capacità previsionale dei flussi di Tesoreria e delle relative giacenze. Tale gestione - denominata operatività OPTES - va anche incontro alle esigenze della BCE, che chiede di agevolare la politica monetaria attraverso un'efficiente previsione delle giacenze liquide detenute dalle istituzioni pubbliche presso le banche centrali nazionali dell'Eurozona.

In Italia, la liquidità in questione è custodita prevalentemente sul Conto disponibilità, il conto detenuto dal Tesoro presso la Banca d'Italia in cui sono registrati gli incassi e i pagamenti svolti nell'ambito del servizio di Tesoreria dello Stato. Il saldo di questo conto è, in sostanza, la sommatoria di tutti i conti aperti presso la Tesoreria. In linea con la normativa comunitaria, che vieta alle Banche centrali degli Stati membri di concedere qualsiasi forma di finanziamento ai governi, il Conto non può presentare saldi a debito.

Il saldo del Conto disponibilità si distingue per una forte volatilità, dovuta sia alla molteplicità di soggetti che movimentano fondi presso la Tesoreria dello Stato, sia alla rilevanza di alcuni flussi, che si ripetono ciclicamente, di norma con cadenza mensile. In particolare, sul lato degli incassi, si ha un forte impatto delle entrate fiscali, concentrate in pochi giorni nella seconda metà del mese, mentre tra i pagamenti si distingue l'erogazione delle pensioni, che avviene in prevalenza il primo giorno lavorativo del mese. Anche le emissioni e - ancor più - le scadenze dei titoli di Stato possono determinare ampie fluttuazioni del Conto stesso.

Tali criticità hanno fatto sì che anche per il 2016, in continuità con gli anni precedenti, il Tesoro perseguisse per la gestione del Conto disponibilità l'obiettivo di conseguire *"un'efficiente movimentazione delle giacenze liquide, in relazione alla strategia di emissione dei titoli di Stato, alle condizioni prevalenti sul mercato e ai vincoli imposti dalle disposizioni di politica monetaria"*.

L'operatività OPTES

La gestione della liquidità - o *cash management* - consiste in una operatività quotidiana volta ad assicurare un adeguato livello di disponibilità liquide, in relazione ai molteplici movimenti della Tesoreria dello Stato. Questa attività è strettamente legata alla gestione del debito pubblico e costituisce lo strumento di raccordo tra le emissioni di titoli a medio-lungo termine e le fluttuazioni giornaliere del Conto disponibilità. Come detto, il *cash management* avviene nell'ambito della cosiddetta operatività OPTES, che consiste nel monitoraggio dei saldi e flussi di tesoreria e nello svolgimento di operazioni di mercato monetario.

Il monitoraggio si basa su un continuo scambio di informazioni tra la Banca d'Italia e il MEF (Ragioneria Generale dello Stato e Dipartimento del Tesoro - Direzione del debito pubblico), con dati preventivi e consuntivi relativi a tutti gli incassi e pagamenti che interessano i conti detenuti presso la Tesoreria dello Stato e con la conseguente stima del saldo del Conto disponibilità. Gli scambi informativi prevedono aggiornamenti ripetuti nel corso di ciascun giorno lavorativo, con la finalità di stimare il saldo del Conto di fine giornata; le previsioni sulla liquidità del MEF e della Banca d'Italia includono inoltre scenari di più lungo periodo, condivisi con cadenza settimanale, con un orizzonte temporale coerente con le esigenze di politica monetaria.

L'utilizzo di strumenti di *cash management* consiste invece in un'operatività svolta sul mercato monetario, tramite aste quotidiane ed eventuali operazioni bilaterali, con cui il Tesoro di norma impiega la propria liquidità. Le disponibilità attive del Tesoro si compongono, quindi, sia della liquidità giacente sul Conto disponibilità, sia della consistenza degli impieghi effettuati verso gli intermediari finanziari con le quotidiane operazioni di tesoreria OPTES.

Il contesto regolamentare per la gestione della liquidità nel 2016

La Direttiva generale per l'azione amministrativa e la gestione del MEF per il 2016 prevedeva che il monitoraggio e la gestione del Conto disponibilità, mirati alla stabilizzazione del saldo, si basassero sull'attento esame dell'andamento del conto stesso, sull'utilizzo di strumenti di *cash management* e sul monitoraggio del rischio di credito connesso a tali operazioni, tenendo conto delle strategie di emissione dei titoli di Stato.

Al riguardo, con riferimento alle operazioni di gestione della liquidità, nelle Linee Guida si anticipava che il Tesoro avrebbe mantenuto la propria costante presenza sul mercato monetario, su scadenze a breve e brevissimo termine, attraverso l'operatività OPTES, che prevede un'attività quotidiana. Si precisava, inoltre, che lo svolgimento delle operazioni consiste prevalentemente in aste o negoziazioni bilaterali di impiego della liquidità, con durata *overnight* o maggiore, in relazione alle esigenze di cassa e alle condizioni di mercato.

Dal punto di vista regolamentare, il Decreto Cornice faceva riferimento alla gestione della liquidità, rimandando sostanzialmente al relativo decreto ministeriale del 25 ottobre 2011.

Dopo un biennio caratterizzato da rilevanti innovazioni normative[24], a seguito degli atti di politica monetaria della BCE del 2014[25], nel 2016 non sono intervenute nuove modifiche delle norme riguardanti la gestione della liquidità. L'attività di *cash management* nell'anno in oggetto si pone quindi in sostanziale continuità con l'anno precedente, in quanto permangono tutte le decisioni di carattere regolamentare e si rafforzano, inoltre, gli interventi di allentamento quantitativo promossi dalla BCE nel corso degli ultimi anni. L'operatività è stata principalmente orientata al contenimento degli effetti delle decisioni di politica monetaria che, tra l'altro, impongono una penalizzazione per i depositi governativi detenuti presso le banche centrali, assoggettandoli al tasso della *deposit facility*, se negativo, e - per

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[24] Per il dettaglio delle nuove disposizioni in materia di gestione della liquidità si rinvia alle sezioni I.4 e IV.4 del Rapporto sul Debito Pubblico 2014 e alla medesime sezioni del Rapporto sul Debito Pubblico 2015, reperibile all'indirizzo
http://www.dt.tesoro.it/modules/documenti_it/debito_pubblico/presentazioni_studi_relazioni/Rapporto_sul_Debito_Pubblico_2015.pdf.

[25] Si vedano, in particolare, la Decisione BCE/2014/23 e l'Indirizzo BCE/2014/22.

la sola quota che non eccede lo 0,04% del PIL (nel 2016 pari a 661 milioni per l'Italia) – al tasso EONIA, anch'esso attestatosi in territorio negativi per l'intero anno. Anche il 2016 si prospettava dunque come un anno complesso per la gestione della liquidità, dovendo perseguire l'obiettivo di dare attuazione al contesto normativo delineato negli anni precedenti e, al tempo stesso, fronteggiando un mercato monetario di non facile interpretazione, con tassi stabilmente in territorio negativo da diversi anni.

MINISTERO DELL'ECONOMIA E DELLE FINANZE

II. L'ANDAMENTO DEL MERCATO DEI TITOLI DI STATO ITALIANI NEL CONTESTO INTERNAZIONALE

II.1 LE POLITICHE MONETARIE E IL MERCATO MONETARIO DELL'AREA EURO

Le politiche monetarie dell'area euro

Il 2016 è stato caratterizzato da una modesta crescita dei Paesi dell'area dell'euro e da un tasso di inflazione ancora al di sotto del target fissato dalla BCE (inferiore ma prossimo al 2%), anche se nel corso dell'anno è stato scongiurato il rischio di deflazione incombente sulle economie dell'eurozona.

Le deboli prospettive riguardanti l'inflazione, ancora lontana dal valore obiettivo, hanno spinto la BCE ad intervenire già nel primo trimestre dell'anno con un folto pacchetto di misure di stimolo monetario. Nella riunione di marzo, il Consiglio direttivo ha annunciato diversi interventi, tesi ad incrementare ulteriormente la portata dell'espansione monetaria già in atto da tempo. Nel dettaglio, sono stati annunciati: l'aumento a 80 miliardi di euro (dai precedenti 60) degli acquisti mensili effettuati nell'ambito del programma APP (*Expanded Asset Purchase Programme*); l'introduzione di nuove operazioni di rifinanziamento a più lungo termine (cd. T-LTRO II); l'allargamento del suddetto programma di acquisti, includendo anche le obbligazioni di livello *investment grade* di società non bancarie dell'area euro; l'abbassamento dei tassi di riferimento della politica monetaria e, in particolare, del tasso di deposito marginale, che è stato fissato a -0,40%. Oltre ad annunciare questo ampio pacchetto di misure, la BCE ha ribadito l'intenzione di proseguire con gli acquisti almeno fino a marzo 2017 e, comunque, finché la dinamica dei prezzi non sia migliorata in maniera durevole.

Tali interventi, in aggiunta alle precedenti misure di politica monetaria, hanno prodotto effetti diretti sia sui mercati finanziari, contribuendo a spingere ulteriormente al ribasso i principali tassi del mercato monetario ed incrementando l'eccesso di liquidità presente nell'Eurosistema, sia sul mercato del credito, migliorando le condizioni di finanziamento per imprese e famiglie.

Nel corso dell'anno, il referendum britannico di giugno e le incerte prospettive di crescita dei Paesi emergenti avevano posto una seria sfida alla crescita economica. Tuttavia, sul finire dell'anno, la dinamica positiva dei prezzi, sebbene supportata in larga misura dall'incremento dei costi dell'energia, e la buona capacità di tenuta dell'economia dell'area dell'euro, hanno determinato una parziale modifica delle misure di politica monetaria della BCE. Nella riunione di dicembre 2016, il Consiglio direttivo ha annunciato il proseguimento del programma APP almeno fino a dicembre 2017, riducendo, tuttavia, il ritmo di acquisti mensili a 60 miliardi già dall'aprile 2017. È stata inoltre ampliata la gamma dei titoli acquistabili nell'ambito del programma di acquisto per il settore pubblico, riducendo da due ad un anno la durata residua dei titoli, permettendo l'acquisto anche di titoli con rendimento a scadenza inferiore al tasso di *deposit facility*. Allo stesso tempo, il Consiglio direttivo ha riaffermato l'intenzione di proseguire il programma d'acquisti nel caso in cui l'evoluzione dell'inflazione non dovesse essere soddisfacente. Nulla è variato, invece, sul fronte dei tassi ufficiali.

L'effetto complessivo di questi interventi è stato quello di incrementare ancora la liquidità in eccesso rispetto alla riserva obbligatoria presente nell'Eurosistema - raggiungendo a fine anno i 1.200 miliardi di euro - soprattutto per effetto degli acquisti di titoli pubblici e della nuova liquidità immessa nel sistema con le T-LTRO II, mentre è divenuto sempre più marginale il ruolo delle operazioni di rifinanziamento principale.

Il mercato monetario dell'area euro

Come detto, nella riunione di marzo 2016 il corridoio dei tassi di politica monetaria è stato nuovamente modificato al ribasso. Nello specifico, i tassi di interesse sulle operazioni di rifinanziamento principali (*main refinancing operations*, MRO) e sulle operazioni di rifinanziamento marginale (*marginal lending facility*, MLF) sono scesi di 0,05%, portandosi rispettivamente a 0% e 0,25%, mentre il tasso di deposito marginale è sceso di 0,10%, attestandosi a -0,40%.



GRAFICO II.1: CORRIDOIO DEI TASSI DI POLITICA MONETARIA DELLA BCE 2014-16 (valori percentuali)

Tali decisioni hanno avuto un'immediata ripercussione sui tassi del mercato interbancario, in particolare sul tasso *EONIA* (*Euro OverNight Index Average*) che, come noto, in situazioni caratterizzate da un eccesso di liquidità si avvicina al tasso di *deposit facility* e si muove parallelamente ad esso. Come si può osservare nel grafico II.2, in corrispondenza della variazione dei tassi intervenuta nel mese di marzo, l'*EONIA* si è immediatamente ridotto di circa 10 pb, attestandosi intorno al -0,35% ed oscillando intorno a quel valore per il resto dell'anno, salvo rare eccezioni. La manovra sui tassi, l'abbondante liquidità e l'aspettativa che essi sarebbero rimasti a lungo su tali valori hanno avuto un effetto anche sulle diverse scadenze dei tassi *EURIBOR* (*EURo Inter Bank Offered Rate*), che in maniera lenta ma costante si sono ridotti per l'intero anno. Ad esempio, l'Euribor 3 mesi, che a gennaio si attestava su valori di poco superiori a -0,15%, si è progressivamente ridotto, scivolando sotto -0,30%, riducendo anche la sua distanza dall'*EONIA*.

GRAFICO II.2: ANDAMENTO DEI PRINCIPALI TASSI DEL MERCATO MONETARIO DEL 2016 (valori percentuali)



Anche nel comparto dei pronti contro termine, i tassi di riferimento hanno seguito un'evoluzione analoga, guidati dalla riduzione dai tassi ufficiali, dalla liquidità sempre più abbondante e dalla ricerca da parte degli operatori di *collateral* di elevata qualità.

In particolare, i tassi *Repo General Collateral* per i titoli emessi dai principali stati dell'area dell'euro si sono collocati per tutto l'anno su livelli ampiamente negativi e - nel caso di Francia e Germania - addirittura su livelli inferiori al tasso di deposito marginale presso la BCE, a testimonianza della fortissima richiesta di garanzie di alta qualità e con un elevato grado di liquidità.

II.2 I MERCATI OBBLIGAZIONARI DELL'AREA EURO

Gli ultimi mesi del 2015 sono stati caratterizzati da elevata incertezza circa l'andamento globale dei tassi di interesse e questo ha spinto larga parte degli investitori nazionali ed internazionali a mantenere un atteggiamento di moderata cautela circa le scelte di portafoglio da adottare. Diversi fattori, in particolare, hanno contribuito a determinare questo approccio al mercato: il rialzo dei tassi da parte della FED il 16 dicembre di 25 punti base, primo rialzo dal giugno 2006; diversi eventi economici e politici europei, quali la crisi politica in Portogallo e Spagna, ed extraeuropei, quali i timori di un possibile *hard landing* dell'economia cinese - con tutti i potenziali impatti sulle economie emergenti- e la complessa situazione del Medio Oriente.

L'andamento dei tassi dei titoli governativi dell'area euro nella prima parte del 2016 (Cfr. Grafico II.3) ha fatto registrare una tendenza di continua discesa, pur in presenza di lunghi episodi di volatilità giornaliera (ed infra-giornaliera) originati, oltre che dai citati fattori di rischio già presenti nel corso degli ultimi mesi del 2015, anche da altri di tipo più tecnico, che hanno condizionato le strategie degli investitori per tutto il resto dell'anno. Non vi è dubbio, tuttavia, che la tendenza di medio periodo alla riduzione sia stata garantita dalla continua presenza della BCE, con la sua politica monetaria largamente accomodante e il proseguimento del programma PSPP.



GRAFICO II.3: EVOLUZIONE DEI RENDIMENTI DEI TITOLI DI STATO EUROPEI - SCADENZA 10 ANNI (valori percentuali)

Relativamente agli eventi di natura economica, oltre al già citato peggioramento delle prospettive di crescita provenienti dalla Cina, si sono palesati rischi di deterioramento degli indicatori di crescita anche in ambito europeo, accompagnati da un prolungato ed ulteriore calo del prezzo delle materie prime. Ne è conseguita una rinnovata correzione al ribasso delle aspettative di inflazione, che ha indotto la BCE a ricalibrare il programma PSPP.

In ambito politico e geopolitico, oltre alle menzionate crisi in Portogallo e Spagna, i mercati hanno iniziato a ponderare attentamente il rischio "*Brexit*", in seguito all'indizione del referendum per consentire agli elettori del Regno Unito di scegliere se restare o meno all'interno dell'UE. Inoltre, il 2016 è stato un anno in cui la capacità di coesione di tutti i membri dell'UE è stata sottoposta a continue sollecitazioni, non solo per il rischio *Brexit*, ma anche per l'ascesa politica in diversi paesi europei di molteplici movimenti e partiti più o meno apertamente ostili al disegno di integrazione dell'UE e della moneta unica. Tale ascesa, che spesso è stata ed è il frutto della scarsa capacità di offrire risposte efficaci ed unitarie - a livello di Istituzioni europee e da parte dei governi dei Paesi membri che le compongono - alle principali emergenze e sfide che investono l'Europa, ha contribuito ad alimentare il timore tra gli investitori di una possibile situazione di crisi istituzionale europea.

Infine, relativamente alle iniziative di regolamentazione in campo bancario e finanziario, è continuato il dibattito, già in corso da alcuni anni in diverse sedi istituzionali sovranazionali, sulla valutazione dell'impatto di un'eventuale revisione del trattamento dei titoli di Stato all'interno degli attivi delle banche ai fini della ponderazione del patrimonio[1].

Tale dibattito appare lungi dall'aver individuato linee guida condivise, e ad oggi non solo nessun provvedimento - nemmeno preliminare - è stato emanato, ma non è neanche possibile fare ipotesi su un eventuale orientamento definitivo o sul fatto che una revisione venga effettivamente introdotta.

Nel corso del primo semestre del 2016, tutti i fattori precedentemente menzionati hanno dispiegato i loro effetti sulla dinamica dei tassi di rendimento dei titoli governativi principalmente in termini di incremento della volatilità, senza sostanzialmente alterare il *trend* in discesa di fondo. Infatti, come già menzionato, il fattore dominante è stata la presenza continua della BCE sul mercato dei titoli di Stato, presenza che si è poi arricchita di ulteriori iniziative: già in gennaio la BCE aveva in qualche modo non escluso la possibilità - come poi effettivamente avvenuto - di una politica monetaria ancora più orientata ad utilizzare tutti gli strumenti a disposizione per riportare le aspettative di inflazione su livelli coerenti con il suo obiettivo. Infatti, il 10 marzo, la BCE ha sorpreso positivamente i mercati non solo riducendo ulteriormente i tassi di riferimento (da -0,3% a -0,4% il tasso sulla *deposit facility*, da 0,05% a 0,00% il tasso rifinanziamento), ma anche attraverso un deciso rafforzamento del programma di acquisti nell'ambito del PSPP, rappresentato dall'innalzamento dei volumi mensili di acquisto da 60 a 80 miliardi di euro.

Nel corso del secondo trimestre, i temi di fondo che hanno guidato i comportamenti degli investitori e l'andamento dei rendimenti dei titoli governativi europei non sono mutati. Con l'approssimarsi dell'appuntamento referendario britannico e delle elezioni politiche spagnole, il nervosismo dei mercati ha mostrato segni di intensificazione raggiungendo l'apice nel momento in cui si è avuto certezza, la mattina di venerdì 24 giugno, che l'esito del referendum avesse sancito l'uscita del Regno Unito dall'UE. Per gli investitori non meno critico è apparso l'appuntamento elettorale spagnolo, il secondo in pochi mesi e tenutosi due giorni dopo il Referendum britannico, a seguito del quale la composizione del parlamento è risultata, come dopo il precedente turno elettorale, estremamente frammentata, tanto da non riuscire poi a garantire la formazione di un nuovo governo se non nell'ottobre successivo, dopo diversi voti di sfiducia e a seguito della sofferta astensione dei socialisti. Tutti questi eventi politici hanno prodotto degli effetti sui mercati dei cambi, azionari e naturalmente anche su quelli governativi, con un processo di cosiddetto *fly-to-quality* che ha investito soprattutto i Paesi *core* dell'area dell'euro, che hanno visto una ulteriore riduzione dei rendimenti a scadenza dei titoli governativi in circolazione sul mercato. Basti pensare, come in quei giorni, il rendimento a scadenza del titolo decennale tedesco sia sceso sotto lo 0%, fino a lambire nei primi giorni di luglio la soglia del -0,20%.

Tuttavia l'andamento discendente dei tassi è continuato senza sosta anche per i Paesi non-core. In questo contesto di incertezza politica, infatti, le aspettative degli operatori circa la capacità della BCE di continuare il programma di acquisti PSPP, nonché di porre in essere eventuali ulteriori strumenti di politica monetaria in suo possesso, convenzionali e non, per raggiungere gli obiettivi di inflazione nel

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[1] Attualmente nell'ambito dell'accordo di Basilea III e del Regolamento e della Direttiva sui Requisiti Patrimoniali (CRR 575/2013 e CRD IV 36/2013) per i titoli di Stato emessi nella valuta del paese debitore è previsto un trattamento di favore in termini di coefficienti di rischio da utilizzare per il calcolo dei requisiti patrimoniali.

medio termine e per arginare possibili turbolenze finanziarie, hanno funzionato come potente elemento di stabilizzazione.

Nella seconda parte dell'anno, la situazione dei tassi europei è sembrata sostanzialmente stabilizzarsi, sebbene gli investitori fossero ancora alle prese con le analisi di impatto, politico ma soprattutto economico, della cosiddetta *Brexit*. Tuttavia, ulteriori elementi di incertezza geopolitica non hanno tardato a presentarsi. A metà luglio, il tentato colpo di Stato in Turchia ha prodotto effetti di potenziale destabilizzazione nell'area del mediterraneo, già investita dal fenomeno migratorio che coinvolge per questioni geografiche soprattutto i Paesi costieri europei.

In questo contesto è stata sempre la BCE ad agire da elemento calmierante, soprattutto quando, a fine luglio, ha diffuso le nuove previsioni macroeconomiche, con gli indicatori di crescita e di inflazione rivisti al ribasso, anche per aver incorporato nelle stime gli effetti della *Brexit*. Tali revisioni, infatti, hanno prodotto come conseguenza un consolidamento delle attese di un prolungamento del programma di acquisti dei titoli di Stato in corso, precedentemente previsto concludersi entro marzo 2017.

FOCUS

Dettagli sull'evoluzione del *Public Sector Purchase Programme* (PSPP) nel corso del 2016

Il *Public Sector Purchase Programme* (PSPP), il programma di acquisto di obbligazioni emesse da amministrazioni centrali e agenzie pubbliche dei paesi dell'area dell'euro, nonché di istituzioni sovranazionali annunciato il 22 gennaio 2015 dal Consiglio Direttivo della Banca Centrale Europea (BCE), è iniziato a marzo 2015 ed era previsto durasse fino a marzo 2017[2]. Di seguito vengono rappresentate le principali modifiche al programma intervenute nel corso del 2016[3]:

a) Con le decisioni di politica monetaria del 10 marzo 2016:

- Gli acquisti mensili all'interno del programma APP passano da 60 a 80 miliardi a partire dal 1° Aprile 2016;

- All'interno del programma APP, viene istituito un nuovo programma CSPP che, a partire dal primo luglio 2016, avrà la finalità di acquistare titoli corporate tra i quali saranno inclusi anche i titoli emessi da imprese non finanziarie denominati in euro che siano *investment-grade* e che siano inclusi nella lista dei titoli *eligible*;

- All'interno del programma PSPP, per le organizzazioni internazionali e le Banche di sviluppo multilaterale, viene incrementato il limite per singolo emittente e per titolo al 50%. Inoltre la quota acquistata mensilmente di tali titoli viene ridotta dal 12% al 10%. Al fine di mantenere inalterato il regime della condivisione del rischio al 20%, gli acquisti nell'ambito del PSPP da parte della BCE saliranno dall'8% al 10%;

b) Con le decisioni di politica monetaria dell'8 dicembre 2016:

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[2] In dettaglio, nella decisione di gennaio 2015 la BCE aveva annunciato un periodo di intervento "almeno fino al settembre 2016", poi esteso al marzo 2017 con la determinazione del 10 marzo 2016. La scadenza di marzo 2017 non era fissata in modo tassativo perché era previsto che l'intervento sarebbe potuto continuare in ogni caso finché il Consiglio Direttivo della BCE non avesse riscontrato un aggiustamento durevole del profilo dell'inflazione, coerente con il proprio obiettivo di conseguire tassi di inflazione su livelli inferiori ma prossimi al 2% nel medio termine. La dimensione complessiva del programma di acquisto di titoli pubblici e privati (ABS e obbligazioni bancarie garantite) è ammontata a 80 miliardi di euro al mese fino all'aprile 2017. Per gli approfondimenti sull'introduzione del PSPP, l'impatto di mercato e le modifiche effettuate nel corso del 2015, si veda il focus all'interno del Rapporto sul Debito Pubblico 2015.

[3] https://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html, http://www.ecb.europa.eu/press/pr/date/2016/html/pr161208.en.html, http://www.ecb.europa.eu/press/pr/date/2016/html/pr161208_1.en.html e http://www.ecb.europa.eu/press/pr/date/2016/html/pr161208_2.en.html.

- Il *Governing Council* ha deciso di prolungare il piano di acquisti almeno fino al dicembre 2017. Tuttavia, relativamente al programma di acquisti APP, continua ad acquistare al ritmo di 80 miliardi al mese fino alla fine del mese di Marzo 2017 mentre da Aprile 2017 in poi il piano di acquisti viene riportato al precedente ritmo di 60 miliardi al mese fino alla fine di dicembre 2017.

- A partire dal 2 gennaio 2017 gli acquisti di titoli nell'ambito del PSPP sono ampliati includendo anche titoli con vita residua inferiore a due anni e fino a vita residua di un anno. La durata massima dei titoli che possono continuare ad essere acquistati resta fissata a titoli con vita residua pari o inferiore a trent'anni.

- Sono resi possibili acquisti di titoli nel programma APP con un rendimento a scadenza anche inferiore alla *deposit facility* fissato dalla BCE.

- Sono state introdotte modifiche alle *securities lending facilities*: possibilità dell'uso di contante come collaterale, accettato fino al limite di 50 miliardi; il costo è funzione del minore tra il tasso della *deposit facility* meno 30 *basis point* e il prevalente tasso sul mercato repo.

Per quanto riguarda l'attività svolta dalla BCE nell'ambito del PSPP sul mercato dei titoli di Stato italiani, nel 2016 il volume dei titoli di Stato italiani acquistati è stato pari a 130,398 miliardi di euro in termini nominali. Inoltre, dall'inizio del programma a fine 2016 il volume dei titoli italiani complessivamente acquistati dalla BCE risulta essere stato pari a 209,607 miliardi di euro in termini nominali. Tale stock di titoli aveva, al 31-12-2016, una vita media pari a 8,92 anni.

Nell'ultimo trimestre del 2016, tuttavia, è iniziato un processo di inversione e di consolidamento della ripresa dei rendimenti dei titoli sovrani nell'Area Euro. L'aumento è stato, da un lato, ascrivibile alla delusione degli investitori circa il mancato annuncio, in occasione della riunione di settembre del Consiglio direttivo della BCE, di ulteriori azioni. Dall'altro lato, hanno influito due fattori provenienti dagli Stati Uniti: le dichiarazioni della Fed circa l'avvicinarsi del momento in cui sarebbero stati pronti per un nuovo rialzo dei tassi - notizia che ha impattato non solo i *Fed funds* statunitensi ma anche i tassi di interesse europei, a partire da quelli sulle scadenza intermedie (2-5 anni) - e le elezioni presidenziali del 9 novembre negli Stati Uniti, che hanno innescato aspettative di maggiori stimoli di politica fiscale negli USA con effetti sulla crescita e l'inflazione. Queste evoluzioni hanno orientato la ricomposizione dei portafogli di investimento a favore del comparto azionario, spingendo al rialzo i rendimenti obbligazionari a lungo termine negli Stati Uniti e, conseguentemente, in Europa.

II.3 L'ANDAMENTO DEL MERCATO DEI TITOLI DI STATO ITALIANI

L'evoluzione della curva dei rendimenti

Nel 2016, la dinamica dei tassi di rendimento dei titoli di Stato italiani (Grafico II.3) ha mostrato un'evoluzione che per buona parte del primo semestre dell'anno è stata influenzata, come detto in precedenza, da eventi geopolitici internazionali che hanno coinvolto quindi anche gli altri emittenti europei, con intensità differenti. Nella seconda metà dell'anno, sebbene il contesto politico, economico e finanziario internazionale abbia continuato a dispiegare i suoi effetti sul debito italiano, importanti eventi politici nazionali hanno preso il sopravvento, giocando un ruolo crescente nel determinare l'evoluzione della curva dei rendimenti italiana.

Nonostante le molteplici fonti di volatilità menzionate nel precedente paragrafo, nei primi mesi del 2016 le escursioni dei rendimenti sull'area decennale italiana sono state alquanto contenute, con variazioni di pochi punti base intorno al tasso medio dell'1,50%. Dalla fine di giugno in poi, grazie al fenomeno del *fly-to-quality* post *Brexit*, che ha investito anche paesi *non-core* delle area dell'euro, e alle aspettative di ulteriori interventi della BCE, i tassi si sono ridotti fino a sfiorare l'1% a metà agosto sul titolo decennale. Tuttavia, la fase discendente si è bruscamente arrestata a partire dal mese di settembre, con un *trend* al rialzo che si è protratto per tutti i restanti mesi del 2016. L'aumento dei tassi, oltre ad esser stato un fenomeno che ha coinvolto in modo uniforme tutti i principali paesi dell'area euro, per i già citati rischi di rialzo dei tassi di riferimento oltreoceano ed anche per effetto della reazione degli investitori circa il mancato annuncio, in quei mesi, di nuovi stimoli da parte della BCE, per l'Italia è stato altresì dovuto ad elementi idiosincratici di natura politica, che hanno iniziato a far sentire i loro effetti proprio in quelle settimane. Infatti, come illustrato anche nel Grafico II.7, lo *spread* tra il tasso decennale BTP rispetto al *Bund* tedesco di uguale scadenza, che per tutto il 2016 fino a quella fase si era mantenuto in un *range* di oscillazione di circa 20 punti base e comunque in linea con l'andamento dello *spread* degli altri paesi europei, a partire da settembre 2016 ha iniziato a seguire un profilo autonomo di progressivo allargamento specifico, fino a toccare il suo punto massimo di 185 punti base alla fine di novembre.

Due sono stati i temi che gli investitori internazionali hanno posto sotto osservazione nel valutare le proprie scelte di portafoglio e di investimento nei titoli di Stato italiani: da un lato, la solidità del sistema bancario italiano, a fronte di alcuni casi specifici a rischio insolvenza (casi rilevanti per dimensione, ma di numero molto limitato e ben individuati) e di una dimensione complessiva dei crediti deteriorati del sistema che, nel suo insieme, risultava di entità superiore rispetto ai principali partner europei; dall'altro, l'evoluzione del quadro politico italiano, anche a seguito della fissazione finale della data del referendum costituzionale, che si è poi tenuto il 4 dicembre.

Circa la solidità del sistema bancario italiano, oltre ad una serie di riforme di sistema introdotte nei mesi precedenti, per quanto riguarda in particolare il sistema della banche di credito cooperativo e delle banche popolari, molteplici sono stati gli interventi messi in atto dal Governo per creare le condizioni affinché le banche italiane potessero velocizzare il processo di consolidamento dei *ratio* patrimoniali. Tali interventi si sono focalizzati, in particolare, nell'introduzione di misure in favore della riduzione dei tempi di recupero dei crediti divenuti inesigibili/incagliati (riforma del diritto fallimentare) e che agevolassero la cessione di tali crediti problematici attraverso la creazione di veicoli privati (Fondo Atlante) o di garanzie statali (cosiddette GACS).

Tuttavia, nonostante il varo di queste numerose misure poste in atto dal Governo, il *sentiment* del mercato non è sostanzialmente mutato.

Relativamente al quadro politico italiano, nella seconda metà dell'anno i timori circa l'eventuale caduta del Governo in carica, in seguito ad un rapido aumento, nei sondaggi, dei consensi intorno ad un rigetto della riforma costituzionale ed il contestuale rischio di una successiva fase di stallo e di ingovernabilità, hanno portato gli investitori a limitare ulteriormente l'esposizione verso il nostro Paese, in alcuni casi alleggerendo posizioni su titoli precedentemente acquisite, in altri facendo mancare il supporto nelle fasi di discesa dei corsi dei titoli.



GRAFICO II.4: TASSI DI MERCATO SUI TITOLI DI STATO – 2-3-5-10-15-30-50 ANNI (valori percentuali)

Nel corso del 2016, tutti i tassi del segmento di scadenze fino a 1 anno sono rimasti stabilmente in territorio negativo, rimanendo strettamente ancorati ai tassi di riferimento fissati dalla BCE: sebbene anche qui non siano mancati picchi di volatilità che hanno determinato oscillazioni non trascurabili del livello dei tassi, la tendenza complessiva dell'anno è stata quella di un'ulteriore contrazione, con chiusura in area -0,25%. La circostanza interessante è stata che il segmento monetario ha progressivamente trascinato in basso anche tutto il segmento fino all'area 3-5 anni, che ha mostrato una notevole resilienza, proseguendo il *trend* di lenta e costante discesa fino a portare, nel corso dei mesi di agosto/settembre anche il punto BTP a 3 anni, per la prima volta, in territorio negativo. Successivamente, i due segmenti di curva hanno visto venir meno questo forte legame, con l'area 3-5 anni più correlata con il resto della curva BTP - che nell'ultimo trimestre ha registrato un significativa tendenza al rialzo - mentre il segmento pari o inferiore ad un anno è rimasto schiacciato stabilmente in territorio negativo. Con la fine di novembre, dopo che il mercato si era ormai formato un'opinione consolidata circa l'esito negativo del referendum costituzionale, i tassi sui BTP hanno iniziato nuovamente a scendere, portandosi ai livelli di ottobre.

In particolare, il punto della curva con scadenza a 5 anni ha seguito per gran parte dell'anno lo stesso andamento della curva più a breve, salvo poi mostrare segni di debolezza nel momento più acuto di volatilità, con il rendimento che è passato in poche sedute di mercato dallo 0,25% fino a toccare l'1%. Anche il movimento successivo di ritracciamento è stato meno forte, recuperando solo parzialmente ed attestandosi a fine anno sullo 0,50%.

Il punto decennale della curva, differentemente dal 2015 in cui aveva evidenziato segni di maggior debolezza rispetto alla scadenza quinquennale, nel 2016 invece ha mostrato un'evoluzione tendenzialmente in linea rispetto al punto a 5 anni, mostrando elementi di fragilità solo verso fine anno, quando lo *spread* tra le due scadenze ha raggiunto il valore massimo intorno ai 120 punti base, rispetto ad una media dell'anno di circa 100 punti base.

Guardando alla pendenza della struttura a termine dei tassi italiani su tutto il tratto 2-10 anni (Cfr. Grafico II.5), si nota come questa abbia avuto un andamento discendente durante i primi otto mesi del 2016, passando da circa 150 punti base fino al minimo di circa 120 punti base del mese di agosto. Quando poi si sono manifestate le prime tensioni, la pendenza in questione ha mostrato segni evidenti di irripidimento, che l'hanno portata a superare i 210 punti base durante le prime sedute del mese di dicembre.

E' evidente, quindi, che mentre nella prima parte dell'anno l'azione della BCE, soprattutto attraverso l'allungamento delle scadenze medie di titoli BTP acquistati attraverso il PSPP, ha trasmesso il suo impulso attraverso una riduzione relativamente maggiore del punto decennale rispetto a quello a due anni, nella seconda metà dell'anno, quando le criticità specifiche del sistema bancario italiano e del quadro politico si stavano dispiegando, la ricerca di strumenti meno rischiosi, come quelli più a breve termine, ha prodotto questo fenomeno di *bear-steepening* (ossia irripidimento della curva con livello dei tassi in risalita).



GRAFICO II.5: DIFFERENZIALE DI RENDIMENTO TITOLI DI STATO 10 ANNI VS 2 ANNI (punti base)

Il comportamento del tratto ultra-lungo della curva dei rendimenti italiani ha continuato, anche nel 2016, il suo andamento positivo, iniziato già nel corso del 2015, grazie anche all'inclusione dei titoli fino alla scadenza trentennale nel programma PSPP. Infatti, per tutta la prima metà dell'anno il rendimento della scadenza a 30 anni è passato dal 2,75% circa di inizio anno al 2% degli inizi di agosto, salvo poi invertire la tendenza, al pari di tutta la curva italiana, fino a raggiungere un livello intorno al 3% a fine anno. Da notare come questa evoluzione si sia sviluppata in un anno in cui il Tesoro, anche per poter fissare livelli di tasso storicamente molto bassi, è stato molto presente sul mercato primario degli strumenti a lunga e lunghissima scadenza: da un nuovo 30 anni a febbraio ad un nuovo strumento sul punto a 20 anni ad aprile, fino al lancio di un nuovo BTP anche sul segmento a 50 anni a ottobre. Quest'ultimo strumento, collocato ad uno *spread* di oltre 50 punti base sopra il riferimento del *benchmark* trentennale, già a fine anno 2016 si attestava su un differenziale di appena 35 punti base. Considerando che l'Italia storicamente sulle scadenze molto lunghe tende a sostenere un extra-costo decisamente maggiore di molti altri emittenti europei, da questo punto di vista il 2016 rappresenta un anno del tutto straordinario, in quanto è stato possibile emettere debito per volumi ingenti su scadenze superiori al 10 anni con un aggravio di costo molto inferiore alla media storica. A rendere fattibili queste scelte di emissione sono stati fondamentalmente due fattori: da un lato ovviamente il PSPP, in quanto canale di assorbimento di una quantità rilevante di titoli su tutte le scadenze, incluse quelle a più lungo termine (fino a 31 anni di vita residua), dall'altro lo spostamento di una quantità rilevante di investitori su scadenze molto lunghe, prodotto dalla riduzione massiccia dei rendimenti su quelle più corte, dove questi investitori tradizionalmente si orientavano.



GRAFICO II.6: DIFFERENZIALE DI RENDIMENTO TITOLI DI STATO 30 ANNI VS 10 ANNI (punti base)

Come già menzionato in precedenza, l'andamento dei differenziali (*spread*) tra i titoli di Stato italiani e quelli tedeschi (Grafico II.7) ha mostrato un profilo che solo in parte è confrontabile con quello dei tassi di rendimento assoluti. Infatti, se nella seconda parte dell'anno il rischio politico che ha impattato i livelli assoluti dei tassi si è tradotto in un equivalente allargamento degli *spread*, nella prima metà dell'anno, invece, la volatilità degli *spread* è stata, contrariamente alle aspettative, più ampia rispetto a quella dei tassi assoluti. Infatti, mentre i rendimenti assoluti italiani sono stati guidati da forze contrastanti (da un lato dall'intervento della BCE, dall'altro dagli eventi politici internazionali e domestici), i titoli tedeschi sono quelli che, come sempre in momenti di avversione al rischio, godono di maggior domanda, creando le condizioni per l'allargamento degli *spread*, come si evince in tutto il periodo da marzo a fine giugno.



GRAFICO II.7: DIFFERENZIALE DI RENDIMENTO BTP-*BUND*, OAT-*BUND* e *BONOS-Bund* BENCHMARK 10 ANNI (punti base)

L'andamento del mercato secondario

Premessa generale

Nel 2016 il mercato secondario dei titoli di Stato - oltre ad esser stato influenzato dagli eventi economici e politici nazionali ed internazionali precedentemente menzionati - ha mostrato la persistenza di alcune tendenze strutturali, alcune già ampiamente descritte nelle precedenti edizioni del *Rapporto* e brevemente riprese anche nei precedenti paragrafi di questo capitolo, in relazione alle norme di regolamentazione e supervisione in campo bancario e finanziario ed alla ristrutturazione dell'industria dell'*asset management*. Inoltre, non va trascurata la continua e importante presenza in acquisto della BCE, sia con la sua entità centrale sia attraverso la Banca d'Italia[4].

Anche nel 2016, infatti, la presenza della BCE sul mercato, caratterizzata da modalità di acquisto regolari, prevedibili, sufficientemente trasparenti ed estese a tutto il profilo di scadenze della curva governativa - dai 2 anni fino al punto trentennale - ha garantito ai *Market Maker* di poter svolgere in modo sostenibile il loro ruolo di intermediazione tra emittente e investitore finale. Da un lato, infatti, la presenza continuativa di un acquirente di ultima istanza ha consentito ai *dealer* di gestire con minor rischio eventuali ampie posizioni lunghe accumulate durante la loro attività, agevolandone quindi la propensione a quotare prezzi più efficienti;

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[4] Si rimanda al Focus di approfondimento all'inizio di questo capitolo.

dall'altro, nel 2016 il fatto che una quota crescente del debito italiano e di ciascun titolo sia confluita nel portafoglio della banca centrale non ha generalmente dato luogo a situazioni di scarsità tali da compromettere la liquidità del mercato secondario e dunque rendere più difficile il compito dei *dealer* di fornire titoli agli investitori. D'altra parte, la numerosità dei titoli che compongono il debito italiano e l'ampio flottante medio di ciascuno di essi[5] ha reso il compito della BCE oggettivamente più facile rispetto ad altri emittenti sovrani europei, dotati di meno titoli e con un minore flottante medio per ciascuno di essi.

Il mercato all'ingrosso interdealer ed il relativo contributo degli Specialisti in titoli di Stato

La piattaforma regolamentata MTS Italia, dove operano esclusivamente *dealer* e *market maker* (cosiddetto mercato *interdealer*), è quella su cui il Tesoro attualmente monitora e valuta l'attività degli Specialisti in titoli di Stato sul mercato secondario all'ingrosso, e come tale rappresenta il punto di riferimento per analizzare le evoluzioni di questo mercato.

Il segmento a pronti

I volumi negoziati sulla piattaforma hanno registrato un andamento piuttosto omogeneo nel corso dei diversi mesi del 2016 e, comunque, hanno fatto registrare una sostenuta ripresa rispetto al 2015, in particolar modo evidente nel secondo e terzo trimestre dell'anno (rispettivamente +39% e +51%), che invece nel 2015 avevano risentito dei timori di un'uscita dalla moneta unica da parte della Grecia. La crescita dei volumi, tuttavia, ha subito una battuta d'arresto nell'ultimo trimestre del 2016 (-17%), quando le negoziazioni sul mercato si sono rivelate meno vivaci, non solo per la tendenza stagionale - e quindi attesa - delle banche a consolidare i risultati raggiunti nel corso dell'anno riducendo la movimentazione del proprio portafoglio e limitando le variazioni di esposizione, ma per via della crescente prudenza da parte degli investitori, in attesa di conoscere gli esiti della consultazione referendaria del 4 dicembre nonché di ricevere più chiare indicazioni da parte della BCE in occasione del meeting dell'8 dicembre (Graf. II.8). Complessivamente, comunque, i volumi negoziati sul mercato *interdealer* nel 2016 non hanno completamente recuperato la riduzione subita dai volumi durante il 2015, rimanendo pur sempre inferiori di circa il 7% rispetto al 2014.

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[5] Va anche aggiunto che nel mese di maggio 2015 la Banca d'Italia ha istituito un meccanismo di prestito titoli mediante il quale può appunto prestare al mercato i titoli presenti in portafoglio per via degli acquisti che esegue nell'ambito del programma del PSPP (si veda il Focus di approfondimento all'inizio di questo capitolo). Tale meccanismo è stato posto in essere attraverso il depositario centrale Clearstream.

GRAFICO II.8: VOLUMI MENSILI NEGOZIATI SULLA PIATTAFORMA MTS (milioni di euro)


2015
2016
somme dei volumi scambiati da tutte le controparti
300.000
250.000
200.000
150.000
100.000
50.000
0
Gen
Feb
Mar
Apr
Mag
Giu
Lug
Ago
Set
Ott
Nov
Dic

Nell'ambito dei vari comparti (Graf. II.9), se si fa eccezione per i CCTeu e i BTP€i, si è registrato un incremento che mediamente si è attestato intorno al 17%, con una leggera preferenza per il comparto BTP dove la crescita ha sfiorato il 19%. Il comparto BTP€i, complici le aspettative negative circa la ripresa dell'inflazione, ha fatto registrare una minore quantità scambiata rispetto al 2015, con una variazione annua pari a circa -36%. Anche il CCTeu, sebbene con un'intensità decisamente inferiore, ha raccolto un interesse leggermente inferiore da parte degli investitori, pari a -6% circa su base annua, probabilmente anche per effetto di aspettative molto caute circa un possibile rialzo atteso dei tassi monetari.

L'andamento infrannuale dei vari segmenti ricalca l'andamento complessivo, con volumi regolari nei primi tre trimestri e cali molto pronunciati per i comparti del BOT e del BTP nel quarto trimestre. Per contro, per i comparti che hanno complessivamente scambiato meno rispetto al 2015, come il CCTeu e il BTP€i, l'ultimo trimestre segna dei recuperi rispetto ai *trend* discendenti dei primi trimestri. Questa inversione di tendenza è spiegata, per il CCTeu, da un ritorno significativo di interesse da parte della clientela domestica e, per il BTP€i, dalle aspettative di un allentamento del *quantitative and monetary easing* da parte della BCE, alla luce di rinnovate attese di una ripresa dell'inflazione. Le condizioni per una ripresa del comparto inflazione nell'ultimo trimestre sono state supportate anche da alcuni elementi squisitamente tecnici di mercato, quali l'andamento delle *break-even-inflation* che per tutta la prima metà dell'anno hanno mostrato un *trend* discendente, raggiungendo il minimo intorno alla metà di luglio (circa 0,5% sul punto decennale) per poi invertire la rotta, al pari del contratto "*euro inflation swap*" decennale, e culminare all'1%, raggiunto a fine dicembre 2016.

Va rilevato in generale come anche nel 2016, sebbene con intensità meno marcata rispetto al 2015, il mercato *interdealer* dei titoli governativi italiani abbia vissuto giorni di debolezza in termini di efficienza delle quotazioni e volumi scambiati, nonostante la presenza continua della BCE attraverso il *QE*. Questo fenomeno sembra confermare la circostanza per cui l'attività della BCE non ha fondamentalmente alterato i meccanismi spontanei di formazione del prezzo dei titoli sul mercato.



GRAFICO II.9: VOLUMI TRIMESTRALI NEGOZIATI SU MTS, DISTINTI PER COMPARTO (milioni di euro)

Diversamente dal 2015, nel corso del 2016 i titoli a breve e brevissima scadenza (quindi BOT, CTZ ed in parte anche il segmento BTP con scadenza residua fino ai quattro anni), che hanno fatto segnare volumi sostenuti nei primi due trimestri, sono quelli su cui in seguito si è riversata larga parte del calo dei volumi verificatosi nella seconda metà dell'anno. Infatti per tutti gli altri segmenti l'andamento è stato molto più omogeneo e, anzi, in alcuni casi, come per il segmento a 5 anni e quello ultra-lungo (maggiore di 17 anni), tali volumi hanno invece registrato un lieve aumento.



GRAFICO II.10: VOLUMI TRIMESTRALI NEGOZIATI SULLA PIATTAFORMA MTS PER SCADENZA (milioni di euro)

Un fenomeno interessante, che è emerso sui titoli nominali con scadenza superiore ai 10 anni verso la fine dell'anno (ed in parte è proseguito anche nel 2017), è stato quello della diversa *performance* di titoli con scadenza molto ravvicinata ma con cedola molto diversa. La consistente risalita della curva dei rendimenti italiana nei mesi finali del 2016 ha, infatti, determinato una discesa altrettanto marcata dei corsi di tutti i titoli più lunghi, i cui prezzi, per un dato shock sui tassi, tendono a scendere maggiormente per via della durata finanziaria più elevata; tale discesa è stata però molto più intensa sui titoli con cedola bassa, allineata ai tassi di mercato, che su quelli a cedola alta, emessi molti anni prima. Questo proprio per via della relazione tra livello cedolare e durata finanziaria: a parità di vita residua, infatti, un titolo a cedola bassa ha una durata finanziaria più elevata, e quindi il suo prezzo è maggiormente reattivo a shock di tasso, rispetto a un titolo con cedola più alta.

La diversa reazione all'incremento dei tassi di mercato di titoli con scadenza anche molto simile ha reso, quindi, maggiormente attraenti i titoli a bassa cedola, determinando delle divaricazioni di *performance* sul mercato che si sono inevitabilmente riversate sulla curva dei rendimenti, e facendo emergere delle evidenti dislocazioni. Tali dislocazioni sono state accentuate anche dall'attività di investitori con carattere maggiormente speculativo, interessati a trarre profitto da tale fenomeno puramente tecnico di mercato. Le scelte di emissione del Tesoro effettuate in quei mesi, insieme ad alcune operazioni di concambio, hanno contribuito, almeno in parte, a contenere questo fenomeno[6].

Al fine di valutare l'evoluzione generale della liquidità sul mercato secondario, si possono adottare una molteplicità di misure le quali, ciascuna da una propria prospettiva, evidenziano fenomeni specifici, essendo il concetto di liquidità esteso e monitorabile da angolature diverse. La misura più comune, che per semplicità ed immediatezza consente di ottenere una prima e immediata percezione del fenomeno, è il *bid-ask spread,* ossia il differenziale di quotazione tra il prezzo in acquisto ed il prezzo in vendita di ogni titolo presente sul mercato, altrimenti detto denaro-lettera.

Di seguito sono riportate le rappresentazioni grafiche dell'andamento di questa misura per una serie di scadenze: gli effetti del deterioramento della liquidità si sono manifestati, nell'ultima parte del 2016, su tutte le categorie di titoli di Stato. Come si evince, infatti, dai grafici II.11.a, 11.b e 11.c, mentre fino al mese di settembre i *bid-ask* si sono mantenuti tendenzialmente stabili - o in diminuzione per gli strumenti a più breve termine - a partire da settembre l'allargamento è divenuto evidente su tutti i punti della curva. L'unico punto che in qualche modo ha avuto una certa tenuta - o comunque ha manifestato segni di allargamento decisamente inferiori alle altre scadenze - è stato il BTP nominale a 10 anni.

L'analisi dei *bid-ask spread*, comunque, permette di evidenziare alcuni fenomeni di particolare rilievo. Come si vede dai grafici che seguono, tutta la parte a breve-medio termine della curva e fino alla scadenza a dieci anni ha presentato un differenziale denaro-lettera - calcolato in punti base in modo da rendere confrontabili tali differenziali sulle diverse scadenze - sostanzialmente contenuto, attestatosi in media intorno al punto base. Nei segmenti con scadenza maggiore dei

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[6] Va detto che lo stesso fenomeno, sebbene con modalità ed intensità diverse, si era già manifestato in altre occasioni. Un esempio tipico è stato quanto accaduto durante la crisi del debito sovrano, in un contesto di tassi sul debito italiano in deciso aumento. Tuttavia, in tale occasione questo fenomeno aveva presentato caratteristiche diverse, quali la partecipazione di investitori *buy and hold* (in particolare fondi assicurativi e fondi pensione) che avevano acquistato titoli con prezzo sotto la pari e che, per motivi contabili, non potevano cederlo sul mercato Repo, contribuendo ad accentuare tensioni che dal mercato Repo si riversarono poi sul mercato a pronti, generando alcune dislocazioni della curva dei rendimenti. Nel 2016 lo stesso fenomeno si è presentato con caratteristiche diverse, ad esempio senza rilevanti tensioni sul mercato Repo.

dieci anni, invece, i differenziali *bid-ask*, pur registrando tutti un livello molto ravvicinato tra loro, si sono posizionati significativamente al di sopra di quello del 10 anni con uno scarto mediamente compreso tra mezzo ed un punto base. Va tuttavia evidenziato come questo *gap*, nei primi tre trimestri del 2016, si fosse in parte ridotto, per poi riallargarsi nell'ultimo trimestre[7].



GRAFICO II.11.a: DIFFERENZIALE DENARO-LETTERA IN PUNTI BASE SU BTP 10, 15,20, 30 E 50 ANNI *BENCHMARK*, RILEVATO SULLA PIATTAFORMA MTS



GRAFICO II.11.b: DIFFERENZIALE DENARO-LETTERA IN PUNTI BASE SU CTZ, CCTeu, BTP 3, 5 E 7 ANNI *BENCHMARK*, RILEVATO SULLA PIATTAFORMA MTS

In continuità con il 2015, anche per il 2016 il segmento inflazione, oltre ad essere un comparto su cui si è concentrata una quota modesta di negoziazioni

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[7] Su questo andamento potrebbero avere anche inciso i criteri di valutazione degli Specialisti in titoli di Stato che il MEF ha aggiornato come ogni anno anche nel 2016, aumentando l'enfasi sull'attività di quotazione di titoli con vita residua superiore ai 10 anni.

rispetto al totale dei titoli governativi, ha mostrato sul fronte del differenziale denaro-lettera, come per i titoli nominali, un'evoluzione tendenzialmente in diminuzione per la prima metà dell'anno, soprattutto per il segmento a 5 anni, che è ritornato su livelli in linea con quelli del punto decennale. Dopo il mese di settembre, su entrambe le scadenze si è assistito ad un significativo allargamento delle quotazioni. Va segnalato come il comparto inflazione abbia presentato, in media, un differenziale denaro-lettera di diversi punti base più ampio rispetto al comparto nominale, essendo questo comparto strutturalmente meno liquido di quello nominale per via di una base di investitori più limitata e di uno *stock* in circolazione che rappresenta solo una frazione di quello nominale.



GRAFICO II.11.c: DIFFERENZIALE DENARO-LETTERA IN PUNTI BASE SU BTP€i 5 E 10 ANNI *BENCHMARK*, RILEVATO SULLA PIATTAFORMA MTS

Al fine di misurare la liquidità sul mercato secondario è possibile adottare anche indicatori meno comuni ma più sofisticati, che sono in grado di tener conto non solo dell'ampiezza dei differenziali di quotazione in acquisto e vendita ma anche di altri aspetti, quali le variazioni di prezzo dipese da transazioni di importo rilevante o l'analisi della profondità delle quotazioni su entrambi i lati del *book-order* di ogni titolo[8].

Si tratta, rispettivamente, della misura di *Price impact"* e di *Slope*. Entrambe le misure sono concettualmente molto simili, anche se la *slope* è una misura calcolata sulla base delle proposte d'acquisto o vendita mentre il *price-impact* si basa sia sulla proposte di prezzo che sull'attività di *trading*. Il *price impact* misura infatti la relazione che esiste tra un ordine di acquisto o vendita e la successiva variazione di prezzo in quotazione[9]. La *slope* invece è il rapporto tra la differenza

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[8] Per *book order* si intende l'insieme delle proposte di negoziazione relative ad uno specifico titolo, presenti sul mercato in un certo istante e suddivise per proposte di acquisto e proposte di vendita, disposte rispettivamente in ordine decrescente e crescente.

[9] In letteratura esistono numerosi studi che trattano dell'argomento, piuttosto complesso da monitorare e quantificare, in quanto non solo necessita di una mole di dati infragiornalieri estremamente elevata, ma si basa anche su valutazioni soggettive tra cui: la soglia per determinare la quantità oltre la quale valutare l'impatto dello scambio sul prezzo; la determinazione del *lag* temporale entro cui si verifica la variazione di prezzo dovuta allo scambio; etc.

assoluta che intercorre tra la migliore e la peggiore quotazione di un dato titolo in dato istante e la differenza tra il volume totale di tutte le quotazioni nel *book order* del titolo e il volume della migliore quotazione.

Rappresentato sotto forma di grafico, tale rapporto genera per ciascun lato del *book order* - denaro e lettera - una retta, che evidenzia l'andamento del prezzo in acquisto e vendita in funzione della quantità domandata o offerta dai *market maker*.

L'indicatore misura pertanto l'incremento/decremento marginale del prezzo che sarà richiesto dal *dealer* per negoziare un'unità aggiuntiva rispetto alla quantità che risulta quotata sul *best price*. Pertanto, la relazione tra *slope* e liquidità del mercato è chiara: quanto più alto è l'indicatore (maggiore la pendenza della retta) minore è la liquidità di quel titolo. Al fine di ricavare un quadro il più possibile completo, per ottenere la *slope* di un titolo in un giorno di negoziazione viene calcolata la *slope* riferita a singoli ma numerosi istanti nello stesso giorno, e a partire da questi si calcola la media per costruire il dato di *slope* giornaliera.



GRAFICO II.11.d: SLOPE GIORNALIERA SU BTP 10 ANNI *BENCHMARK* (scala logaritmica) RILEVATA SULLA PIATTAFORMA MTS

Come si evince dal grafico II.11.d, l'andamento dell'indicatore nel 2016 per i BTP 10 anni *benchmark* ha visto una crescita molto moderata, passando da un valore medio di circa lo 0,13 del mese di gennaio 2016 a 0,19 di dicembre 2016.

Il segmento pronti contro termine (Repo)

Anche nel 2016, il mercato dei contratti pronti c/termine sui titoli di Stato (cosiddetto mercato Repo) ha continuato a svolgere un ruolo fondamentale di supporto per l'ordinato svolgimento delle negoziazioni sul mercato a pronti. Il legislatore europeo, nel corso di questi ultimi anni, ha profondamente rivisto la disciplina in materia di regolamentazione e supervisione degli intermediari e dei mercati finanziari, ed in molti casi questi interventi hanno interessato l'attività sul mercato Repo, rendendone l'utilizzo maggiormente oneroso. Nonostante ciò, i volumi scambiati sono stati in linea con quelli del 2015, con un incremento marginale dell'1,5%. Del totale scambiato, il ruolo rivestito dai *market maker* è stato particolarmente importante, sebbene sia utile ricordare come la liquidità di questo comparto sia agevolata dalla partecipazione di una platea di soggetti estremamente più ampia rispetto ai *dealer* che operano sul segmento *cash* (cioè a pronti). Rispetto al 2015, si possono notare due tendenze: l'uso del contratto *Overnight* ha subito una decisa contrazione (-23%) mentre il contratto *Spot/Next* ha mostrato un ulteriore rafforzamento (+5%). Stabili sono stati i volumi scambiati sul contratto *Tomorrow/Next* (Graf. II.12)[10].



GRAFICO II.12: VOLUMI NEGOZIATI MENSILI PER SCADENZA DI CONTRATTO SULLA PIATTAFORMA MTS (milioni di euro)

Gli Specialisti in titoli di Stato sulla piattaforma selezionata per la loro valutazione

Sulla piattaforma di negoziazione MTS, quella selezionata per la valutazione degli Specialisti, il peso di questi ultimi, valutato in termini di volumi scambiati sul totale dei volumi negoziati, è largamente dominante, con quote stabili che si sono avvicinate al 90%. La restante quota, di circa il 10%, è stata scambiata prevalentemente dagli altri *market maker* (non Specialisti)[11], sebbene con quote che nel corso degli anni si sono via via ridotte, passando da circa il 16% del 2012 a meno del 10% nel 2016. Una quota residuale lievemente superiore all'1% viene negoziata da operatori *dealer* non *market maker*.

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[10] Il contratto *Tomorrow/Next* ha inizio il primo giorno successivo alla stipulazione e termina il giorno lavorativo successivo; il contratto *Spot/Next* ha inizio il secondo giorno successivo alla stipulazione e termina il giorno lavorativo successivo; il contratto *Overnight*, infine, ha inizio il giorno stesso della stipulazione, e termina il giorno lavorativo successivo.

[11] Ai sensi dell' art. 1 comma 5-quater del TUF per "*market maker*" si intende il soggetto che si propone sulle sedi di negoziazione, su base continua, come disposto a negoziare in contropartita diretta acquistando e vendendo strumenti finanziari ai prezzi da esso definiti. La qualifica di *market maker* è uno dei requisiti essenziali per poter chiedere di far parte della Lista degli operatori Specialisti ai sensi dell'art. 23 comma 1 del Decreto Ministeriale n. 216 del 2009.



GRAFICO II.13: VOLUMI ANNUALI NEGOZIATI DAGLI SPECIALISTI SU PIATTAFORMA MTS (valori percentuali)

L'attività di negoziazione con gli investitori da parte degli Specialisti in titoli di Stato

I volumi negoziati

La valutazione effettuata dal Tesoro sugli Specialisti in titoli di Stato considera tutte le negoziazioni dei titoli di Stato italiani, non solo quelle concluse sulla piattaforma *interdealer* selezionata per il monitoraggio, ma anche le transazioni concluse in molteplici altre piattaforme di scambio. La principale fonte informativa circa l'attività svolta su queste altre sedi di negoziazione è rappresentata dai *report* HRF ("*Harmonized Reporting Format*"), un modello di *report* altamente standardizzato e condiviso a livello europeo, che gli stessi Specialisti compilano e nel quale rappresentano in modo sistematico tutta l'attività che essi svolgono con la loro clientela. Tale attività avviene sia mediante piattaforme di negoziazione che su base bilaterale, sia in formato elettronico che vocale. Dal 2014, questa reportistica contiene tutte le informazioni sui singoli scambi effettuati dagli Specialisti (*report trade by trade*), con l'indicazione, per ciascuno scambio, del titolo, della quantità, del Paese in cui ha sede la controparte, del tipo di controparte, della piattaforma o modalità di negoziazione.

A differenza della piattaforma regolamentata, sulla quale i volumi negoziati nel 2016 sono stati in ripresa rispetto al 2015, soprattutto grazie ad un'ottima *performance* registrata nella parte centrale dell'anno, i volumi scambiati sulle altre piattaforme - elettroniche e non - hanno fatto registrare nel 2016 dei cali significativi, soprattutto nella prima parte dell'anno (Graf. II.14), con una riduzione di oltre il 20% nel primo semestre, per poi chiudere l'intero 2016 con un calo più contenuto, intorno al 13%.



GRAFICO II.14: VOLUMI MENSILI NEGOZIATI DAGLI SPECIALISTI SU PIATTAFORME DIVERSE DA MTS (milioni di euro)

Gli scambi per tipologie di controparti

Le informazioni acquisite tramite i dati HRF, soprattutto a partire dal 2014 - quando è stato introdotto il formato *trade by trade* - hanno assunto una rilevanza informativa di non poco conto, in quanto permettono di condurre analisi molto approfondite sulle dinamiche in corso presso gli investitori in titoli di Stato. Tramite l'aggregazione delle informazioni contenute in questi *report* si riescono a monitorare i *trend* per comparto, per area geografica, per tipologia di investitore, nonché la liquidità presente sulle diverse piattaforme di negoziazione.

Relativamente all'evoluzione della domanda per tipologia di investitore, di seguito sono rappresentati i grafici con l'andamento dei volumi assoluti e delle quantità nette (acquisti meno vendite) scambiate dalle principali categorie di investitori - banche, fondi di investimento, fondi pensione e assicurazioni, fondi *hedge* - con gli Specialisti. Come si evince dal Grafico II.15, anche per il 2016 i principali investitori dei titoli di Stato sono stati i fondi d'investimento e le banche, sia in termini di volumi assoluti che di flussi netti di acquisti/vendite. In particolare, i flussi di negoziazione delle controparti bancarie si sono mantenuti in linea con quelli del 2015, mentre gli acquisti netti hanno fatto registrare un leggero aumento rispetto all'anno precedente. Per quanto concerne, invece, i flussi di negoziazione dei fondi d'investimento, questi si sono mantenuti in termini di *turnover* sugli stessi livelli del 2015 mentre, diversamente dalle controparti bancarie, i volumi d'acquisto netti hanno avuto in ciascun trimestre una tendenza ad una costante riduzione, sebbene siano rimasti sempre positivi.

I Fondi pensione e le Assicurazioni, pur mantenendo costanti i loro flussi di negoziazione in valore assoluto, hanno contribuito con quote percentuali modeste sul totale delle transazioni. In termini netti di acquisti/vendite, i primi tre trimestri hanno fatto registrare un flusso di acquisti netti positivi, mentre l'ultimo trimestre ha fatto registrare un saldo di vendite nette di oltre 2 miliardi di euro.

Infine, per quanto concerne il contributo da parte degli *hedge fund* sul totale delle negoziazioni, va evidenziato come questo si sia mantenuto in linea con il 2015, sebbene con un *trend* in aumento e - aspetto ancora più importante - come tali soggetti siano stati complessivamente larghi venditori netti di titoli di Stato,

fenomeno divenuto particolarmente evidente verso la parte finale dell'anno, quando è peggiorata la percezione del rischio Paese.

GRAFICO II.15: VOLUMI TRIMESTRALI NEGOZIATI DAGLI SPECIALISTI PER TIPOLOGIA DI CONTROPARTE (milioni di euro) - GESTORI DI FONDI, BANCHE, FONDI PENSIONE ED ASSICURATIVI, *HEDGE FUND*


IQ 2015
IIQ 2015
IIIQ 2015
IVQ 2015
IQ 2016
IIQ 2016
IIIQ 2016
IVQ 2016
Fondi d'Investimento:Turnover
Fondi d'Investimento:Quantità netta acquistata
Hedge Fund:Turnover
Hedge Fund:Quantità netta acquistata
Banche:Turnover
Banche:Quantità netta acquistata
Assicurazioni/F.Pensione:Turnover
Assicurazioni/F.Pensione:Quantità netta acquistata

Gli scambi per area geografica di residenza delle controparti

Per quanto riguarda l'analisi dell'evoluzione della domanda per area geografica, suddivisa nelle due categorie di investitori italiani ed esteri, nel 2016 si sono osservate alcune divergenze (vedi Grafico II.16) di comportamento. Gli investitori italiani hanno scambiato volumi in linea con il profilo degli ultimi trimestri del 2015, cioè in un intervallo compreso tra i 200 ed i 250 miliardi di euro a trimestre. Non ci sono da segnalare *trend* particolari circa i volumi netti negoziati, che si sono mantenuti pressoché costanti nei vari trimestri, tra i dieci e venti miliardi di euro. L'evoluzione dei volumi assoluti trimestrali scambiati con investitori finali esteri ha mostrato un andamento identico a quello del 2015, con minimi raggiunti nel terzo trimestre ed un recupero nel quarto. Diversa è stata la tendenza sui volumi netti negoziati, che a differenza degli investitori domestici, ha mostrato un chiaro *trend* discendente fin quasi all'annullamento del saldo complessivo nell'ultimo trimestre.



GRAFICO II.16: VOLUMI TRIMESTRALI NEGOZIATI DAGLI SPECIALISTI PER TIPOLOGIA DI RESIDENZA GEOGRAFICA DELLA CONTROPARTE (milioni di euro)

L'Evoluzione del mercato dei BTP Future

Per quanto riguarda l'evoluzione delle quotazioni del *Future* sui titoli governativi italiani sulla scadenza decennale - quella di gran lunga più liquida rispetto ai contratti sulle scadenze triennali e quinquennali - dal Grafico II.17 si nota come l'andamento del prezzo sia stato perfettamente correlato alla performance dei titoli BTP benchmark decennali.

GRAFICO II.17: ANDAMENTO DEL PREZZO DEL *FUTURE* BTP E DEL RENDIMENTO DEL BTP *BENCHMARK* SU SCADENZA 10 ANNI (scala di destra invertita in %).



Nel 2016, inoltre, il contratto *Future* decennale sul BTP ha ulteriormente incrementato la sua liquidità, come si evince chiaramente non solo dai volumi scambiati - sostanzialmente in linea con quelli del 2015 se si fa eccezione per l'ultimo trimestre dell'anno dove si nota un *trend* in ascesa - ma anche dall'andamento del livello dell'*open interest*[12] che, in modo alquanto evidente, ha avuto dei picchi considerevoli nell'ultimo trimestre del 2016 (graf. II.18). Tali andamenti indicano chiaramente come una porzione sempre più significativa di operatori, non necessariamente solo Specialisti, in contesti di mercato fortemente direzionali - come quello che ha avuto luogo nell'ultimo trimestre del 2016 - usa il contratto *future* per coprirsi dal rischio anziché decidere di vendere o acquistare titoli sul mercato a pronti.

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[12] L'*open interest* rappresenta il numero di contratti *future* in esistenza - e quindi non ancora chiusi - che vengono negoziati sul mercato. Si può definire dunque come la somma di tutte le posizioni lunghe o corte aperte sui BTP decennali via contratto *future* in un specifico istante. Le fasi di forte salita normalmente indicano una tendenza in una medesima direzione di una fetta ampia di operatori.



GRAFICO II.18: VOLUMI E OPEN INTEREST DEL CONTRATTO BTP-FUTURE NEGOZIATI SULLA SCADENZA DECENNALE SUL MERCATO EUREX (n° di lotti di negoziazione e contratti aperti)

In questo senso è cresciuto l'utilizzo dello strumento come mezzo di copertura dai rischi da parte di detentori di BTP, rendendo quindi maggiormente appetibile l'acquisto del debito italiano da parte di un *pool* di investitori sempre più ampio. D'altra parte, gli operatori di mercato nel corso dell'anno hanno riferito che, nei loro flussi di scambio sul mercato *Future*, numerose controparti avevano strategie di investimento basate su analisi macroeconomiche, o miranti a coprire il rischio assunto detenendo posizioni su *asset class* nazionali diverse dal debito pubblico. Non si può quindi escludere l'esistenza di una certa quota di attività sul contratto BTP-*Future* avulsa da esigenze strettamente legate all'operatività sui titoli del debito italiano, che però inevitabilmente ha prodotto conseguenze sull'attività di quotazione di questi ultimi, dal momento che i due strumenti (titoli da un lato e contratto *Future* dall'altro) presentano necessariamente un'elevata correlazione. Ne deriva che in alcune fasi o momenti di mercato, nella misura in cui è il mercato *Future* ad orientare il mercato a pronti dei titoli e non viceversa, su quest'ultimo possano riversarsi gli effetti di strategie imperniate su visioni macroeconomiche (cosiddetti *macro-hedge*) e/o di copertura del rischio derivante dalla detenzione di *asset* in settori dell'economia nazionale[13] diversi dai titoli di Stato.

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[13] Si pensi ad esempio alle banche o a grandi aziende di rilevanza nazionale

L'andamento del CDS sovrano italiano



GRAFICO II.19: ANDAMENTO DEL PREZZO DEI CDS DEI GOVERNATIVI ITALIA ($) SULLA SCADENZA 5 ANNI E DELLO *SPREAD* BTP-*BUND* 5 ANNI (in punti base)

Nel 2016, l'andamento del prezzo dei *Credit Default Swap* (d'ora in poi CDS) sui titoli sovrani italiani sulla scadenza a 5 anni (quotato nella valuta dei dollari americani), come si evince dal Grafico II.19, ha mostrato un andamento simile a quello dello *spread* BTP-*Bund* sulla medesima scadenza quinquennale. Va segnalato, tuttavia, che la volatilità dello *spread* BTP-*Bund* è risultata più contenuta rispetto a quella del CDS. In tal senso, il rischio di credito, presente in entrambe le linee rappresentate nel grafico, sembra essere più contenuto sul mercato obbligazionario rispetto a quello del contratto derivato *swap*. Una possibile spiegazione di tale divergenza è imputabile alla presenza della BCE, che, come detto, si è proposta stabilmente in acquisto per volumi importanti, con evidenti effetti di contenimento e stabilizzazione dei differenziali di rendimento tra titoli interessati dalla stessa azione di acquisto.

MINISTERO DELL'ECONOMIA E DELLE FINANZE

III. IL CONTESTO DI FINANZA PUBBLICA

III.1 L'ANDAMENTO DEL FABBISOGNO DEL SETTORE STATALE

Nel 2016, il saldo di cassa del Settore Statale ha registrato un disavanzo pari a 47.765 milioni (2,8 per cento di PIL), riducendosi di 11.138 milioni rispetto al dato registrato nel 2015.

Il notevole miglioramento rispetto al 2015 è da attribuire all'andamento del saldo di cassa tra spese ed entrate di parte corrente (+3.871 milioni), a quello del saldo di parte capitale (+2.399 milioni), ma anche alle operazioni di carattere finanziario (+4.868 milioni)[1].

Tra gli incassi correnti, si registra l'aumento delle entrate tributarie del bilancio dello Stato, in particolare dell'IVA[2] (+4.926 milioni) e dell'imposta sui giochi (+2.335 milioni). Da rilevare, invece, la contrazione degli incassi derivanti dall'applicazione dell'imposta di bollo[3] e dei trasferimenti correnti dall'Unione Europea (-1.419 milioni). L'andamento di questi ultimi, in particolare, sconta i maggiori finanziamenti erogati dall'Unione Europea nel 2015 per la chiusura della programmazione comunitaria 2007-2013. Da rilevare, infine, è anche l'aumento degli incassi in conto capitale (+2.779 milioni)[4].

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[1] Nel 2015 era presente l'esborso di circa 2.900 milioni per l'anticipazione agli enti territoriali della liquidità necessaria ai pagamenti dei debiti commerciali della pubblica amministrazione (Decreto Legge 8 aprile 2013, n. 35, convertito con modificazioni in Legge 6 giugno 2013, n. 64), oltre al finanziamento alle Regioni per il rimborso anticipato di loro titoli obbligazionari (circa 2.800 milioni). Nel 2016, l'erogazione delle anticipazioni è stata pari a circa 556 milioni.

[2] L'aumento dell'IVA è riconducibile all'applicazione del meccanismo dello "*Split Payment*" (legge 23 dicembre 2014 n. 190) ed al gettito dell'acconto di competenza del 2015 riversato all'erario in conto residui nel mese di gennaio 2016. Lo *Split Payment* IVA prevede che il fornitore incassi il corrispettivo al netto dell'IVA; sarà la Pubblica Amministrazione a versare direttamente l'IVA evitando in questo modo un adempimento all'impresa che non deve prima incassarla e poi assolverla.

[3] Minor gettito del versamento in acconto del bollo virtuale per l'anno 2017 rispetto allo stesso mese del 2015. Come spiegato nella circolare n. 16/E/2015 dell'Agenzia delle Entrate, la flessione dell'introito dell'imposta di bollo, generata da nuove modalità di scomputo dell'acconto, sarà recuperata nei mesi successivi con versamenti bimestrali.

[4] Tale aumento è dovuto agli introiti per l'asta italiana per la banda L, al rinnovo della concessione del lotto, ad un versamento da parte di aziende farmaceutiche titolari di autorizzazione all'immissione in commercio al fine di garantire il rispetto degli equilibri di finanza pubblica relativi al ripiano della spesa farmaceutica territoriale ed ospedaliera per gli anni 2013, 2014 e 2015 (Decreto legge 24 giugno 2016, n. 113, convertito con modificazioni in Legge 7 agosto 2016, n. 160).

Tra i pagamenti, nel 2016 si è registrato un aumento dei trasferimenti alle famiglie (+2.051 milioni), riconducibile all'erogazione di somme relative al bonus 80 euro che, seppur di competenza del 2015, risulta essere compensato nella cassa del bilancio dello Stato del 2016[5]. A questi si aggiungono le somme destinate ai rimborsi ed alle compensazioni di imposta (+1.350 milioni). Dal lato opposto, si registra invece una riduzione dei trasferimenti a Poste S.p.A. (-772 milioni) dovuta al pagamento di arretrati sul contratto di programma dal 2012 avvenuto nel mese di ottobre 2015. Infine, il 2016 rispetto al 2015 registra anche un decremento significativo della spesa per il pagamento degli interessi sul debito (-2.792 milioni); viceversa, in lieve aumento la spesa sui conti correnti di Tesoreria statale.

TABELLA III.1 – CONTO CONSOLIDATO DI CASSA DEL SETTORE STATALE	2015	2016
Incassi totali (a)	546.027	549.214
Pagamenti correnti	577.184	573.721
di cui interessi passivi	*74.063*	*71.271*
Pagamenti in conto capitale	21.316	21.696
Pagamenti totali (b)	598.500	595.417
Saldo al netto delle Partite Finanziarie	-52.473	-46.203
Partite Finanziarie - Incassi (c)	1.894	1.573
Partite Finanziarie - Pagamenti (d)	8.234	3.135
Incassi finali (a + c)	547.921	550.787
Pagamenti finali (b+d)	606.824	598.552
Saldo Settore Statale	-58.903	-47.765
Interessi passivi netti	73.361	70.489
Saldo primario	14.458	22.724

III.2 SCADENZE, EMISSIONI E COPERTURA DEL FABBISOGNO DEL SETTORE STATALE

Le scadenze ed i rimborsi

Nel 2016 il volume dei titoli di Stato in scadenza è stato pari a 345.193 milioni di euro, registrando una riduzione dell'8,7 per cento rispetto ai 378.204 milioni di euro rimborsati nel 2015.

All'interno del comparto a breve termine, l'ammontare di BOT in scadenza è stato pari a 160.655 milioni di euro, volume significativamente inferiore rispetto ai 174.552 milioni di euro rimborsati nel 2015.

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[5] Nel 2016 è presente anche la somma di circa 600 milioni per l'accoglienza profughi.

Nel comparto a medio-lungo termine, le scadenze sono state pari a 184.539 milioni di euro, distinti in 176.385 milioni di titoli domestici e 8.154 milioni di titoli esteri. Anche in questo caso si è registrata una diminuzione rispetto al 2015 che aveva visto un volume dei titoli rimborsati su tale comparto pari a 203.652, di cui 195.958 milioni di titoli domestici e 7.694 milioni di titoli esteri.

All'ammontare dei titoli in scadenza devono essere sommati gli importi in conto capitale corrispondenti ai titoli riacquistati nelle operazioni di concambio (rappresentati da CTZ, BTP, BTP€i e CCTeu), che nel 2016 sono stati pari a 11.860 milioni di euro. Pertanto, il volume dei titoli complessivamente rimborsati nel 2016 ammonta a 357.054 milioni.

Tuttavia, considerando che per 5.659 milioni di euro sono state utilizzate le disponibilità del Fondo per l'ammortamento dei titoli di Stato, nel 2016 l'ammontare delle uscite per rimborso prestiti a carico dei capitoli di bilancio è stato pari a 351.394 milioni di euro.

Le emissioni

L'ammontare dei titoli di Stato emessi[6] nel corso del 2016 è stato pari a 399.449 milioni di euro, registrando una riduzione del 2,58 per cento rispetto ai 410.058 milioni emessi nel corso del 2015. Del volume complessivamente emesso nel 2016, 3.036 milioni di euro sono stati collocati sul mercato estero, mentre nel 2015 l'importo delle emissioni estere è stato pari a 4.000 milioni.

Nel comparto a breve termine, le emissioni di BOT sono state pari a 152.694 milioni di euro, di cui 76.669 milioni di titoli semestrali e 76.025 milioni di titoli annuali; il Tesoro non ha invece riscontrato la necessità di ricorrere all'emissione di BOT con scadenze non *standard* (trimestrali e/o BOT flessibili) per la copertura di temporanee esigenze di cassa.

Considerando anche le emissioni derivanti dalle operazioni di concambio (pari a 9.037 milioni), l'ammontare nominale delle emissioni complessivamente effettuate nel 2016 è pari a 408.486 milioni di euro.

Le emissioni nette[7] dell'anno, ossia la copertura in termini di cassa realizzata collocando titoli di Stato, sono state pari a 63.365 milioni, dunque di circa 15,6 miliardi di euro superiori rispetto al saldo di cassa del Settore Statale. Questo ha consentito un incremento delle disponibilità liquide del Tesoro per circa 8 miliardi di euro, mentre circa 7,6 miliardi di euro sono stati utilizzati per rimborsare altre forme di finanziamento.

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[6] L'aggregato è calcolato per data di regolamento dei collocamenti, e non per data d'asta.

[7] Le emissioni nette sono calcolate sottraendo le scadenze ed i rimborsi al valore delle emissioni valutate al netto ricavo. Nelle emissioni al netto ricavo i BOT sono calcolati al valore nominale (prezzo 100) in quanto la differenza rispetto a 100 è anticipata dalla Tesoreria dello Stato. Per i rimborsi dei titoli riacquistati in concambio, i valori sono calcolati al netto ricavo così come per i CTZ in quanto la componente interessi è già contenuta nel fabbisogno del Settore Statale; infine le scadenze finanziate con il Fondo Ammortamento (pari a 5.659 milioni) non sono ovviamente incluse.

Una parte rilevante di questi flussi si riferisce, infatti, alla variazione delle giacenze dei conti di Tesoreria di soggetti esterni alla P.A. ed, in particolare, alla variazione del conto di Tesoreria intestato alla Cassa Depositi e Prestiti (CDP S.p.A.) che nel 2016, ha registrato maggiori esborsi per circa 5 miliardi di euro. Inoltre lo stesso aggregato di Tesoreria tiene conto del rimborso della quota capitale dei Buoni Postali Fruttiferi di competenza del MEF, il cui effetto di cassa nel 2016 è stato pari a oltre 700 milioni di euro. Va tuttavia precisato che, analogamente agli scorsi anni, il dato finale di circa -7,6 miliardi è stato influenzato da altri flussi (ad esempio i mutui percepiti dalla Banca Europea degli investimenti).

TABELLA III.2: EMISSIONI, SCADENZE E COPERTURA DEL FABBISOGNO DEL SETTORE STATALE (dati in milioni di Euro)

	2016
Emissioni nominali(*)	408.486
Emissioni al netto ricavo (*) (a)	415.134
Rimborsi (b)	351.769
Emissioni nette (*) (c) = (a) – (b)	63.365
Altre forme di copertura giacenti in Tesoreria dello Stato (f) = -(d) + (e) – (c)	-7.618
Totale coperture (c) + (f)	55.747
Saldo di cassa del Settore Statale (d)	-47.765
Variazione Conto Disponibilità del Tesoro 31-12-2016 vs 31-12-2015 (e)	7.982
(*) Calcolate per l'intero anno con il criterio della data di regolamento, e non per data d'asta.	

III.3 IL FABBISOGNO DEL SETTORE PUBBLICO

Il fabbisogno (saldo) del Settore Pubblico, in quanto in larga parte coincidente con il fabbisogno delle Pubbliche Amministrazioni[8], è l'aggregato di riferimento per spiegare la variazione di livello del debito totale delle Pubbliche Amministrazioni che si determina nel corso di un anno. Esso viene calcolato a partire da quello del Settore Statale, che presenta gli stessi criteri di contabilizzazione e classificazione per cassa delle transazioni, ma aggiungendo, con gli eventuali necessari consolidamenti, i saldi di cassa di tutti gli enti compresi nel perimetro delle Pubbliche Amministrazioni.

Nel 2016 il fabbisogno del settore pubblico è stato pari a 46.278 milioni (2,8 per cento del PIL), in riduzione di circa 5.800 milioni rispetto al valore rilevato nel 2015 (52.008 milioni, pari al 3,1 per cento del PIL). Tale diminuzione è riconducibile agli sviluppi favorevoli registrati sia negli incassi che nei pagamenti finali. In particolare, gli incassi finali, pari a 811.603 milioni, risultano essere in aumento di 5.100 milioni rispetto a quelli registrati nel 2015 (+0,6 per cento), effetto dovuto all'incremento sia degli incassi correnti che di quelli in conto capitale, mentre i pagamenti finali, pari a 857.881 milioni, risultano essere in lieve riduzione rispetto al livello del 2015 (858.510 milioni).

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[8] I due aggregati sono calcolati sulla base della stessa partizione dei conti, ma differiscono per i criteri con cui vengono contabilizzate le entrate da dismissioni mobiliari (privatizzazioni). Inoltre il saldo del Settore Pubblico è calcolato dalla Ragioneria Generale dello Stato (MEF) dal lato della formazione (incassi e pagamenti), mentre il saldo delle Pubbliche Amministrazioni è calcolato dalla Banca d'Italia dal lato della copertura, ossia dei quantitativi di nuove passività emesse.

La spesa per interessi passivi, che concorre alla formazione del saldo di cassa del Settore Pubblico, ha registrato un'ulteriore contrazione rispetto al 2015, attestandosi a 74.261 milioni, importo inferiore di circa 2,6 miliardi rispetto al risultato conseguito nel 2015. Tale riduzione è totalmente avvenuta in capo alle Amministrazioni Centrali, che hanno registrato una riduzione di circa 2,9 miliardi rispetto al 2015, malgrado l'aumento dei flussi finanziari legati direttamente e indirettamente agli strumenti finanziari derivati (passati da circa 3,8 miliardi di euro nel 2015 a 5,2 miliardi di euro).[9]

TABELLA III.3: CONTO CONSOLIDATO DI CASSA DEL SETTORE PUBBLICO (dati in milioni di Euro)		
	2015	2016
Incassi correnti (a)	796.144	801.402
Incassi in conto capitale	5.118	7.540
Incassi partite finanziarie	5.240	2.660
Incassi finali (b)	806.502	811.603
Pagamenti correnti (c)	804.007	807.251
di cui interessi passivi (d)	76.899	74.261
Pagamenti in conto capitale	44.640	39.900
Pagamenti partite finanziarie	9.863	10.730
Pagamenti finali (e)	858.510	857.881
Saldo di parte corrente (a-c)	-7.863	-5.849
Saldo primario (b-e+d)	24.891	27.983
Saldo* (b-e)	-52.008	-46.278
*) Il saldo può non corrispondere alla differenza delle componenti per gli arrotondamenti effettuati.		

FOCUS

Effetti delle regole Eurostat di classificazione delle operazioni in strumenti derivati

Dal 1° settembre 2014 è entrato in vigore il nuovo Sistema Europeo dei Conti nazionali e regionali SEC 2010 (*European System of National and Regional Accounts – ESA 2010*), adottato come Regolamento del Parlamento Europeo e del Consiglio Europeo il 21 maggio 2013. Le relative istruzioni applicative sono state raccolte nel nuovo Manuale su disavanzo e debito pubblici (*Manual on Government Deficit and Debt - MGDD*), che ha integrato e rivisto le regole di registrazione contabile di alcune operazioni finanziarie.

In primo luogo, è stato definitivamente escluso dal calcolo della spesa per interessi il saldo dei flussi derivanti dalle operazioni di *swap*. In realtà, anche nella precedente versione del Sistema dei conti – il SEC95 – tali flussi venivano già considerati come partite finanziarie del tutto neutrali sul saldo di conto economico denominato "indebitamento netto"; tuttavia, ai soli fini della Procedura di controllo dei disavanzi eccessivi (*Excessive Deficit Procedure – EDP*), veniva considerato un saldo che inglobava l'effetto di tali flussi. Tutte le movimentazioni

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[9] I 5,2 miliardi di euro di flussi finanziari legati ai derivati comprendono circa 275 milioni di euro di interessi su mutui derivanti dalla riclassificazione di operazioni in derivati ai sensi del Regolamento SEC 2010 e alla decisione Eurostat del 2008. Tale importo, avendo la natura di interesse, è quindi compreso sia nell'indebitamento delle P.A. che nel fabbisogno del Settore Pubblico. I restanti 4,9 miliardi di euro rappresentano il saldo finanziario netto tra uscite ed entrate dovuto ai derivati che alimenta direttamente il fabbisogno del Settore Pubblico (e non l'indebitamento ai sensi del SEC 2010). Dal punto di vista contabile questo importo include circa 730 milioni di euro da considerare come quota di competenza 2016 dell'ammortamento dei mutui nati per effetto della riclassificazione di operazioni in derivati ai sensi del SEC 2010 e della decisione Eurostat 2008. Al netto di questa componente il costo netto prodotto dalle operazioni in derivati in essere per il 2016 è stato pari per l'aggregato delle P.A. a 4.250 milioni di euro. Si vedano le Tavv. 2A e 3A allegate alla "Notifica dell'indebitamento netto e del debito delle Amministrazioni pubbliche secondo il Trattato di Maastricht" - Anni 2013-16, pubblicata da ISTAT il 24 aprile 2017. Per tutti i dettagli circa l'operatività in derivati nel 2016 si rimanda al cap. IV.

finanziarie originate da altri tipi di derivati (quali le opzioni), invece, sono sempre state escluse dall'indebitamento netto (deficit), senza eccezioni di sorta.

L'altra significativa modifica ha riguardato la definizione di *off-market swap*, ossia degli *swap* che partono con valore di mercato non nullo, e l'estensione di questo concetto a diverse fattispecie in precedenza non considerate.

- Nel Manuale MGDD in vigore fino ad agosto 2014 era chiaramente stabilito che se uno *swap* veniva negoziato all'origine con un tasso fuori mercato, e quindi valore iniziale non nullo e negativo per il soggetto pubblico, tale sbilancio era da considerarsi un prestito della controparte contrattuale (tipicamente, una banca) e doveva essere classificato come debito*. Tale prestito doveva essere contabilizzato come un mutuo con rate di ammortamento suddivise in quota capitale e quota interessi da ripartirsi lungo la vita dello *swap*. Ove fosse intervenuta una cancellazione, totale o parziale, dello *swap*, doveva parallelamente essere estinto, in tutto o in parte, anche il "mutuo contabile" originario. L'insorgere di questo tipo di debito appariva come conseguenza di una scelta deliberata di sottoscrivere un contratto di *swap* sbilanciato, con una chiara componente di finanziamento sottostante.

Nel nuovo MGDD l'Eurostat ha rivisto questa impostazione sotto diversi profili:

- Ha deciso di prescindere dall'implicita – benché evidente - volontà di inglobare nello *swap* una componente di finanziamento e guardare, invece, esclusivamente all'effetto economico che si produce al momento della partenza dello *swap*. Ne è conseguito che, sia nel caso di *swap* con partenza differita rispetto alla data di sottoscrizione del contratto (i c.d. *forward starting*) sia in quello di *swap* nati dall'esercizio di *swaption*, il fatto che le condizioni finanziarie negoziate in partenza fossero allineate al mercato – e quindi con *mark to market* iniziale nullo – diventa ininfluente. Deve quindi essere considerato il valore dello *swap* dal momento in cui questo comincia a produrre i suoi effetti finanziari, indipendentemente dalla data in cui è stato siglato l'accordo contrattuale, nonché dal fatto che in tale data il valore del derivato fosse nullo.
- Ha per la prima volta considerato approfonditamente il tema delle ristrutturazioni di *swap*, decidendo che l'aspetto contrattuale prevale sulla storia pregressa di una posizione. Poiché quando si ristruttura uno *swap* viene siglato un nuovo contratto, che non può non risentire dell'evoluzione intervenuta sui parametri di mercato che lo caratterizzano, se in quel momento il relativo *mark to market* è negativo per il soggetto pubblico, il nuovo *swap* parte *off-market* e sorge in quel momento un debito, di importo pari al *mark to market* medesimo, che genera il mutuo sintetico prima descritto, anche se lo *swap* originario era stato a suo tempo contrattato a mercato (quindi con valore iniziale nullo).
- Unica eccezione a questo approccio, peraltro introdotta in un secondo tempo (il Manuale MGDD del SEC 2010 è stato emendato pochi mesi dopo la sua prima pubblicazione), è la mera novazione soggettiva, ovvero la sostituzione della controparte contrattuale, senza alcuna modifica dei termini finanziari del derivato: in questo caso, il principio della discontinuità contrattuale non si applica.

Queste nuove regole si riflettono sulle interrelazioni tra le varie grandezze osservate per il monitoraggio della finanza pubblica: bilancio dello Stato, fabbisogno del settore statale e del settore pubblico, indebitamento netto della pubblica amministrazione, debito pubblico. Si illustrano di seguito dove rintracciare gli effetti dell'operatività in derivati del Tesoro nelle diverse pubblicazioni che, con diverse finalità e sotto vari profili, ne danno conto.

Una prima fonte di informazione è rappresentata dalle tavole che, nella notifica semestrale inviata a Eurostat, contenente i dati di finanza pubblica richiesti dalla Procedura dei disavanzi eccessivi (EDP), raccordano:

- il fabbisogno finanziario dell'Amministrazione centrale (*working balance of Central Government*) al saldo di conto economico - indebitamento o accreditamento netto - della medesima amministrazione (tav. 2A)
- il saldo di conto economico alla variazione del debito della P.A. (tav. 3A). Tuttavia, se si vuole avere evidenza delle poste relative all'operatività del Tesoro, bisogna consultare la tav. 3B, che fa il medesimo raccordo tra saldo di conto economico e variazione del debito dell'amministrazione centrale.

Queste due tavole evidenziano i flussi che si determinano annualmente per ogni categoria richiesta. Andando con ordine, si riporta una sintesi della tav. 2A.

TABLE 2A: PROVISION OF THE DATA WHICH EXPLAIN THE TRANSITION BETWEEN THE PUBLIC ACCOUNTS BUDGET BALANCE AND THE CENTRAL GOVERNMENT SURPLUS/DEFICIT (€ millions)

Italy	Year		
	2014	2015	2016
Working balance in central government accounts	-74.874	-59.899	-47.831
Financial transactions included in the working balance	18.442	12.656	9.264
Loans, granted (+)	13.684	7.195	2.687
Loans, repayments (-)	-1.834	-1.945	-3.154
Equities, acquisition (+)	3.447	350	419
Equities, sales (-)	0	0	0
Other financial transactions (+/-)	3.144	7.056	9.312
of which: net settlements under swap contracts (+/-)	*3.314*	*3.584*	*4.918*
Difference between interest paid (+) and accrued (D.41)(-)	2.561	1.803	-402
Other accounts receivable (+)	4.121	-1.046	-1.705
Other accounts payable (-)	-2.621	1.580	-4.186
Net lending (+)/ net borrowing (-) of other central government bodies	-356	-108	71
Other adjustments (+/-)	287	-7.229	-2.042
Net lending (+)/ net borrowing (-) (B.9) of central government (S.1311)	**-52.440**	**-52.243**	**-46.831**

Lo scopo di questa tavola – che riporta i dati della Notifica di aprile 2017 - è sostanzialmente quello di passare da una contabilità di cassa, qual è quella del fabbisogno del settore statale (la linea di partenza) ad una contabilità di conto economico (c.d. *accrual basis*), dalla quale devono essere sottratti i flussi da partite finanziarie. In particolare, dal bilancio dello Stato escono ogni anno dal capitolo 2219 i flussi derivanti dai contratti di *swap*, che rappresentano un esborso di cassa da detrarre, poiché tali flussi non concorrono a determinare l'indebitamento netto. C'è una linea specifica di dettaglio nel raccordo di tav. 2A** che evidenzia l'ammontare di questi flussi, nel 2016 pari 4.918 milioni.

Nella tav. 3B***, invece, il punto di partenza è proprio l'indebitamento, ossia il saldo di conto economico, mentre il punto di arrivo è la variazione del debito. Bisogna dunque aggiungere nuovamente quei flussi di cassa che sono stati espunti nel calcolo precedente, facendo però una correzione che tenga conto di ciò che, pur rimanendo dal punto di vista giuridico all'interno dell'operatività in derivati, non è più così classificato secondo le regole contabili di Eurostat, bensì risulta già calcolato debito negli anni precedenti.

TABLE 3B: PROVISION OF THE DATA WHICH EXPLAIN THE CONTRIBUTIONS OF THE SURPLUS/DEFICIT AND THE OTHER RELEVANT FACTORS TO THE VARIATION IN THE DEBT LEVEL AND THE CONSOLIDATION OF DEBT (central government - € millions)

Italy	Year		
	2014	2015	2016
Net lending (-)/ net borrowing (+) (B.9) of central government (S.1311)	52.440	52.243	46.831
Net acquisition (+) of financial assets	29.030	-14.340	10.987
Currency and deposits (F.2)	8.231	-9.993	9.355
Debt securities (F.3)	22	364	0
Loans (F.4)	13.216	-369	-297
Equity and investment fund shares/units (F.5)	87	-6.233	-557
Financial derivatives (F.71)	3.354	2.940	4.188
Other accounts receivable (F.8)	4.121	-1.046	-1.705
Other financial assets (F.1, F.6)	-2	-3	4
Adjustments	-6.988	578	-6.837
Net incurrence (-) of liabilities in financial derivatives (F.71)	1.829	3.562	4.074
Net incurrence (-) of other accounts payable (F.8)	-2.621	1.580	-4.186
Net incurrence (-) of other liabilities (F.1, F.5, F.6 and F.72)	-609	-818	-1.160
Issuances above(-)/below(+) nominal value	-6.149	-5.234	-6.568
Difference between interest (D.41) accrued(-) and paid(+)	-237	1.010	55
Redemptions/repurchase of debt above(+)/below(-) nominal value	299	246	472
Appreciation(+)/depreciation(-) of foreign-currency debt	500	233	20
Changes in sector classification (K.61) (+/-)	0	0	456
Statistical discrepancies	1.389	1.315	-1.919
Change in central government (S.1311) consolidated gross debt	75.871	39.797	49.062

* Please note that the sign convention for net lending/net borrowing is different from Table 2A

Come accennato all'inizio di questo Focus, quando si genera un debito contabile per l'applicazione del nuovo MGDD, questo assume la forma di un mutuo, da ripagare nel tempo con rate comprensive di quote capitale e quote interessi. Quindi si genera un profilo decrescente del debito via via che le quote capitale maturano nel tempo. Nel 2016 la somma delle quote capitale venute a scadenza, relative ai mutui contabili determinatisi per effetto di ristrutturazioni o esercizi di *swaption* avvenuti in anni precedenti, è stata pari circa 730 milioni, per cui nella linea di raccordo denominata *"Financial derivatives (F.71)"* è riportato il valore di 4.188 milioni (4.918 - 730).

Se poi nel corso dell'anno, per le medesime ragioni, si origina nuovo debito meramente contabile - che non corrisponde ad alcuna attività di reperimento di capitali sul mercato - questo viene registrato in una successiva voce di aggiustamento, denominata *"Net incurrence of liabilities in financial derivatives (F.71)"*. Nel 2016 il relativo valore è stato pari a 4.074 milioni. Non bisogna però dimenticare che il "nuovo debito" emerso nell'anno precedente è già incluso, sotto forma di mutuo, nel relativo stock; quindi ad esempio, i 3.562 milioni emersi nel 2015 già concorrono a formare il valore dello *stock* di debito di tale anno, registrati sotto la voce *"long-term loans"* di tav. 1 dello stesso documento di notifica.

Il totale cumulato dei nuovi mutui contabili così originati spiega, poi, la differenza tra il dato di *mark to market* del portafoglio di strumenti derivati pubblicato in questo Rapporto e comunicato in altre sedi dal Tesoro e le consistenze dei derivati pubblicate trimestralmente dalla Banca d'Italia nelle statistiche dei Conti finanziari. Queste, infatti, essendo allineate alle regole di classificazione Eurostat, non considerano più come attribuibili ai derivati i valori, ormai cristallizzati, del debito contabile determinato dagli *off-market swap* di qualunque natura. Invece il Tesoro, quando riporta il valore di mercato del proprio portafoglio, non elimina le componenti riclassificate, in quanto formalmente e finanziariamente inscindibili nell'ambito nei relativi contratti.

Quindi, ad esempio, a fronte di un dato di *mark to market* complessivo a fine 2016 pari a 38.292 milioni di euro, nei conti finanziari si rileva uno stock di derivati pari a 28.964 milioni.

* Nell'applicazione di questo principio a casi concreti, anche in caso di swap forward starting, il debito è stato contabilizzato a partire dalla data di sottoscrizione del contratto.

** Sottovoce della categoria "Other financial transactions", denominata "of which: net settlements under swap contracts".

*** In questa tavola tutti i segni sono invertiti rispetto alla tav. 2 A, dovendo pervenire ad una variazione di stock, per la quale il segno negativo indica una riduzione, non un incremento

III.4 DEBITO DELLE PUBBLICHE AMMINISTRAZIONI E RAPPORTO DEBITO/PIL

Per effetto delle revisioni effettuate dall'ISTAT sul PIL[10] e dalla Banca d'Italia[11] sul debito delle pubbliche amministrazioni[12], il rapporto debito/PIL per l'anno 2015 è stato pari al 131,5 per cento, con una riduzione di 0,6 punti percentuali rispetto al dato di consuntivo contenuto nel DEF di aprile 2017, in riduzione di 0,3 punti percentuali rispetto all'anno 2014 (dopo 7 anni di continua crescita). In particolare, tale riduzione è da attribuire quasi totalmente alla revisione a rialzo del PIL (per circa lo 0,6 per cento), mentre la revisione a rialzo del debito è stata di entità tale da non influire sulla variazione del rapporto.

Nel 2016 il valore del debito consolidato delle pubbliche amministrazioni alla fine dell'anno si è attestato a circa 2.218 miliardi di euro, in aumento di circa 45 miliardi rispetto all'anno precedente.

Alla luce delle già menzionate revisioni effettuate dall'Istat e dalla Banca d'Italia rispettivamente su PIL e debito, il rapporto debito/PIL per l'anno 2016 è stato quindi pari al 132,0 per cento, con un modesto aumento dello 0,5 per cento rispetto al dato rivisto del 2015 e dello 0,2 per cento rispetto a quello del 2014. Considerando che dal 2008 al 2014 tale rapporto è aumentato in media ogni anno circa del 4,6 per cento, si può quindi affermare che nel biennio 2015-2016 è stata conseguita una sostanziale stabilizzazione del medesimo.

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[10] Si veda il Comunicato ISTAT "Conti Economici Nazionali" del 22 settembre 2017.

[11] La fonte per questo dato è rappresentata dalle pubblicazioni statistiche della Banca d'Italia.

[12] Per debito consolidato delle pubbliche amministrazioni ci si riferisce alle passività di debito afferenti a tale settore registrate al valore nominale. Il calcolo di questo aggregato è basato sui criteri settoriali e metodologici di cui, in primo luogo, al Regolamento del Consiglio delle Comunità Europee n. 549 del 2013 relativo al sistema europeo di conti nazionali e regionali (SEC2010) e, più nello specifico, al Regolamento comunitario n. 79/2009 relativo alla Procedura dei Deficit Eccessivi (EDP), come emendato dai Regolamenti n. 679/2010 e n. 220/2014.

Tale risultato può essere ricondotto essenzialmente ai seguenti fattori: alla crescita nominale del PIL, attestatasi all'1,7 per cento (il deflatore del PIL è stato pari allo 0,8 per cento); al miglioramento del fabbisogno del Settore Pubblico, pari a circa il 2,8 per cento del PIL (in riduzione di circa 5 miliardi rispetto al 2015, come descritto in precedenza); alla progressiva discesa dei tassi di interesse di mercato che ha consentito di effettuare volumi significativi di collocamenti di debito con prezzo sopra la pari (nel 2016 le emissioni sopra la pari hanno consentito una riduzione del debito pari a circa 6.500 milioni di euro, dato in aumento rispetto al 2015).

Importante è stato inoltre l'impiego delle risorse accumulate sul Fondo Ammortamento dei titoli di Stato, sul quale sono affluiti i proventi derivanti dalle privatizzazioni e una pluralità di voci minori, con cui sono state in parte rimborsate scadenze nel corso dell'anno, per un importo pari a 5.659 milioni di euro, corrispondente allo 0,3 per cento del PIL. Tale elemento ha più che compensato l'impatto contabile diretto sul debito - che non viene catturato dal fabbisogno del Settore Pubblico - dovuto a operazioni in derivati, in parte significativa ascrivibile all'applicazione delle regole Eurostat (SEC 2010) circa la partenza di contratti *interest rate swap* (IRS) originati dall'esercizio di *swaption*. In termini lordi tale impatto per il 2016 è stato pari allo 0,24 per cento del PIL[13].

Confrontando il valore di consuntivo del rapporto debito/PIL del 2016 con la il primo consuntivo inserito nel DEF di aprile 2017, è possibile osservare come tale dato sia risultato inferiore di circa lo 0,6 per cento. Questa differenza può essere attribuita quasi totalmente alla già citata revisione a rialzo del PIL, mentre la leggera revisione a rialzo del debito è stata tale da non influire sul rapporto in questione rispetto al dato previsto ad aprile.

Confrontando inoltre il valore del rapporto debito/PIL del 2016 contenuto nel DEF di aprile 2017 con le previsioni sulla chiusura dell'anno effettuate nella Nota di Aggiornamento al DEF di settembre 2016, è possibile notare come questo avesse già subito un calo dello 0,2 per cento, riconducibile prevalentemente alla revisione al ribasso del valore dello stock del debito, risultato inferiore rispetto alle stime.

In particolare, la riduzione del valore dello stock di debito rispetto alle previsioni contenute nella Nota di aggiornamento al DEF di settembre 2016, è da ricondurre principalmente al miglioramento dei saldi di finanza pubblica, con una riduzione del fabbisogno delle Amministrazioni pubbliche di circa lo 0,4 per cento, e ai proventi derivanti dalle privatizzazioni e dalle dismissioni, che hanno consentito una riduzione di circa lo 0,3 per cento. La riduzione del debito dovuta ai fattori appena menzionati è stata tale da più che controbilanciare l'aumento di circa lo 0,5 per cento dovuto ad una serie di altre circostanze, quali l'effetto di trascinamento del maggior debito dall'anno precedente e la riclassificazione all'interno delle Amministrazioni pubbliche del Fondo Nazionale di Risoluzione - istituito per il salvataggio di taluni istituti di credito ai sensi dell'art. 78 del D. Lgs. N. 180 del 16 novembre 2015, oltre ad altre ordinarie revisioni statistiche.

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[13] In termini lordi l'impatto è stato pari a 4.074 milioni di euro, come riportato nella Tav. 3 allegata alla alla "Notifica dell'indebitamento netto e del debito delle Amministrazioni pubbliche secondo il Trattato di Maastricht" - Anni 2013-16, pubblicata da ISTAT il 24 aprile 2017. In termini netti, se si tiene conto delle rate di ammortamento dei mutui generati dalle riclassificazioni delle operazioni in derivati degli anni precedenti - ad esito del SEC 2010 e di precedenti revisioni contabili Eurostat - l'impatto è stato pari a poco oltre 3.300 mln di euro (circa lo 0,20% di PIL).



GRAFICO III.1: EVOLUZIONE DEL RAPPORTO DEBITO/PIL NEL PERIODO 2005-2016

III.5 INDEBITAMENTO NETTO

L'indebitamento netto[14] delle Amministrazioni Pubbliche (AP), calcolato in termini di competenza economica secondo i criteri armonizzati a livello europeo definiti nel sistema di contabilità nazionale SEC (o ESA) 2010, nel 2016 è stato pari a circa 42 miliardi di euro, registrando una riduzione di circa 800 milioni rispetto al 2015. Il rapporto tra indebitamento netto e PIL, pari al 2,5 per cento, è risultato essere leggermente superiore (di un decimo di punto percentuale) rispetto al valore indicato nel Documento di Economia e Finanza di aprile 2017, segnando comunque un miglioramento di un decimo di punto rispetto all'anno precedente.

Nel 2016, è proseguita la riduzione della spesa per interessi - calcolata in base al criterio di competenza economica di cui sopra - già registrata nel 2014 e nel 2015: essa si è attestata sui 66,3 miliardi, in riduzione di circa 1,8 miliardi di euro rispetto al 2015. In termini di PIL, tale aggregato è passato dal 4,1 al 3,9 per cento, registrando dunque un calo di 0,2 punti percentuali rispetto al 2015 e di un decimo di punto percentuale rispetto al valore riportato nel DEF di aprile 2017, quest'ultimo dovuto alla revisione a rialzo del PIL del 2016 contenuta nei dati rilasciati dall'ISTAT nel mese di settembre 2017. La riduzione della spesa per interessi è quasi totalmente avvenuta in capo alle Amministrazioni Centrali ed ha riguardato in particolare i titoli di Stato per oltre 2 miliardi di euro, importo che ha più che compensato l'aumento della spesa per interessi sulle giacenze presso la Tesoreria dello Stato di enti non facenti parte delle PA. A spiegare tale andamento, cruciale è stato il ruolo della discesa dei tassi di interesse dovuta in larga parte alla prosecuzione del programma PSPP da parte della BCE[15].

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[14] Si veda il Comunicato ISTAT "Conti Economici Nazionali" del 22 settembre 2017. Per i dati riguardanti la riconciliazione tra l'indebitamento netto delle Amministrazioni Pubbliche e il fabbisogno del Settore Pubblico si rimanda alla pubblicazione da parte dell'Istat delle tavole allegate alla "Notifica dell'indebitamento netto e del debito delle amministrazioni pubbliche secondo il trattato di Maastricht", in uscita nel mese di ottobre 2017.

[15] Sul programma di acquisto di *asset* pubblici (*Public Sector Purchase Program*, PSPP) vedasi il Focus nel precedente Cap. II.

TABELLA III.4: PRINCIPALI AGGREGATI DI FINANZA PUBBLICA (dati in milioni di Euro)		
	2015	2016
Indebitamento netto	-42.702	-41.937
in percentuale del PIL	-2,6	-2,5
Debito Pubblico	2.172.850	2.217.910
in percentuale del PIL	131,5	132,0
Interessi Passivi	68.066	66.272
in percentuale del PIL	4,1	3,9
Saldo Primario	25.338	24.538
in percentuale del PIL	1,5	1,5
PIL	1.652.153	1.680.523

IV. LA GESTIONE DEL DEBITO PUBBLICO NEL 2016

IV.1 L'ATTIVITÀ IN TITOLI DI STATO SUL MERCATO

La politica di emissione del Tesoro è stata orientata principalmente a proseguire il *trend* di riduzione dell'esposizione al rischio di rifinanziamento ed agli altri rischi di mercato - tra cui il rischio di tasso di interesse e di inflazione - mantenendo come principio cardine la regolarità e prevedibilità delle emissioni, allo scopo di assicurare il rifinanziamento del debito e consentirne la riduzione dei costi nel lungo periodo. Come già evidenziato[1], tale politica è, infatti, pienamente coerente con le *best practice* internazionali e tiene conto della specificità della posizione debitoria dello stato italiano in termini di dimensioni. In questo contesto particolare attenzione è stata posta all'allungamento della vita media del debito la quale, dopo essersi sostanzialmente stabilizzata nel 2014, ha ricominciato ad aumentare a partire fin dal 2015.

Le decisioni di emissione sono state influenzate dal contesto macroeconomico e di mercato illustrato nel Capitolo II, nonché dalla prosecuzione nel 2016, da parte della BCE, del programma ampliato di acquisti di attività finanziarie (*Expanded Asset Purchase Programme* - APP). Tale insieme di programmi ha visto dall'aprile 2016 un aumento da 60 ad 80 miliardi di euro dell'importo mensile complessivo degli acquisti effettuati e, dal giugno 2016, l'apertura di una nuova linea di programma, relativa all'acquisto di titoli del settore *Corporate*, che si è aggiunta alle preesistenti senza modifiche del *plafond* complessivo. A seguito di tali mutamenti, pertanto, dopo il primo trimestre del 2016 sono aumentati gli acquisti effettuati a valere sul programma che riguarda titoli del settore pubblico (*Public Sector Purchase Programme* - PSPP), che era stato avviato nel marzo 2015, i quali costituiscono la parte maggioritaria del programma. Per quanto riguarda il nostro Paese, tali acquisti vengono effettuati prevalentemente[2] dalla Banca d'Italia per conto del Sistema Europeo delle Banche Centrali. Peraltro, tale aumento ha avuto natura solo temporanea, in quanto - come preannunciato ufficialmente già l'8 dicembre 2016 - a partire dall'aprile 2017 la BCE ha nuovamente riportato a 60 miliardi di euro l'importo mensile netto complessivo degli acquisti effettuati a valere su tutte le linee aperte del programma. Durante il 2016, la media dell'importo complessivo netto dei titoli di Stato italiani acquistati mensilmente a valere sul PSPP è stata pari a circa 10,9 miliardi di euro in termini di controvalore.

Dopo le turbolenze che avevano interessato buona parte del biennio 2011-2012 e la progressiva normalizzazione dei mercati primario e secondario dei titoli di Stato

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[1] Cfr. *supra*, I.1

[2] Il 10 marzo 2016 la BCE ha comunicato che la quota di acquisti a valere sul PSPP effettuata direttamente dalla BCE stessa è stata portata dall'8% al 10%; il resto è di pertinenza delle singole Banche Centrali Nazionali

italiani nel corso del biennio 2013-2014, il 2015 ne aveva visto un generale rafforzamento; il 2016 ha visto un ulteriore, sensibile consolidamento.

Già dal 2015 le migliori condizioni dei mercati si erano tradotte nella progressiva diminuzione del costo delle emissioni, nel riposizionamento della composizione della domanda degli investitori verso scadenze più lunghe, nonché nel pieno ritorno alla normalità di quei comparti - BTP€i e CCT/CCTeu - che erano stati maggiormente penalizzati durante i momenti più acuti della crisi.



GRAFICO IV.1: CURVA DEI RENDIMENTI DEI TITOLI DI STATO 2015-2016 (tassi percentuali)

In questo contesto, nel 2016 i rendimenti all'emissione sulle scadenze brevi hanno fatto registrare nuovi minimi storici, dopo che già nel corso 2015 avevano assunto per la prima volta un valore negativo, mentre il costo medio annuo dell'indebitamento - misurato in base al rendimento medio ponderato all'emissione per ciascuna tipologia di titoli di Stato - ha toccato anch'esso un nuovo minimo storico assoluto, pari allo 0,55%, ancora inferiore al precedente minimo di 0,70% conseguito nel 2015. Rispetto all'anno precedente, nel 2016 si è altresì riusciti a ridurre la quota dei collocamenti nei segmenti a più breve termine aumentando contestualmente quella a lungo termine, sia nel comparto nominale che in quello inflazione. Per quanto riguarda il tasso variabile, la quota dei CCT/CCTeu in rapporto alla consistenza del debito è leggermente aumentata.

Titoli domestici

BOT

Le Linee Guida per il 2016 non prevedevano sostanziali cambiamenti della politica di emissione per la parte più breve della curva. Alla luce della maggiore concentrazione di scadenze prevista per il 2017, il principale obiettivo rimaneva quello di un contenimento degli importi da emettere sul breve termine, peraltro in linea con la tendenza seguita negli anni precedenti. Per il raggiungimento di tale finalità il Tesoro ha previsto di effettuare i collocamenti solo sulle tradizionali scadenze a 6 e 12 mesi, riservandosi la facoltà di emettere titoli con scadenze trimestrali o flessibili in caso di specifiche esigenze di cassa. Nessuna modifica è intervenuta nelle procedure d'asta, in cui gli operatori esprimono le richieste in termini di rendimento, nella calendarizzazione dei collocamenti e per quanto riguarda la percentuale della riapertura riservata agli Specialisti, sempre pari al 10% del quantitativo offerto nell'asta ordinaria.

Nel corso dell'anno il Tesoro ha quindi potuto perseguire gli obiettivi enunciati nelle Linee guida, sostenuto dal buon andamento dei collocamenti sulle scadenze a più lungo termine e dalle disponibilità di cassa, rimaste elevate per buona parte dell'anno.

Nel 2016 sono stati emessi 152.694 milioni di euro di BOT, rispetto ai 164.130 milioni del 2015, determinando una riduzione del 7% degli importi complessivi collocati. Le emissioni lorde sulle due scadenze sono state pressoché identiche (76.669 per il BOT 6 mesi e 76.025 per il titolo a 12 mesi). Tuttavia, per effetto dei maggiori rimborsi, le emissioni nette sono state negative soprattutto per il titolo annuale (-7.149 milioni), mentre la riduzione è stata più modesta per il semestrale (-812 milioni), con una riduzione totale pari a 7.961 milioni. In virtù delle elevate disponibilità liquide, nel corso dell'anno non si sono svolte aste di BOT trimestrali o flessibili.

L'ammontare complessivo dei BOT in circolazione si è dunque ridotto di circa 8 miliardi di euro, attestandosi a fine anno al 5,74% del totale dei titoli di Stato, all'interno dell'intervallo obiettivo definito nel Decreto Cornice, che prevedeva una quota compresa tra il 3% e l'8%. Il calo percentuale rispetto agli anni precedenti è piuttosto marcato: nel 2012 la quota di BOT sul totale dei titoli di Stato era del 9,22% ed è costantemente scesa nel corso degli ultimi anni.

Come noto, le politiche monetarie espansive della BCE hanno determinato tassi di mercato monetario ampiamente negativi e ciò si è inevitabilmente riflesso anche sul comparto BOT. Difatti, tutti i collocamenti avvenuti nel corso dell'anno hanno registrato tassi medi di aggiudicazione inferiori a zero su entrambe le scadenze. Il rendimento medio ponderato ha avuto una tendenza discendente, ad eccezione di specifiche aste in cui i tassi hanno registrato dei momentanei aumenti. Nello specifico, il BOT a 6 mesi ha fatto registrare il rendimento più elevato nell'asta di fine febbraio (-0,042%) e il più basso nell'asta di ottobre (-0,295%). Simile la dinamica sulla scadenza a 12 mesi, dove il rendimento massimo è stato registrato nell'asta di febbraio ed è sceso al minimo dell'anno nell'asta di ottobre (-0,238%), per poi salire marginalmente negli ultimi due collocamenti dell'anno[3]. I tassi in continua discesa hanno provocato un calo della domanda degli operatori, riscontrabile nella diminuzione dei rapporti di copertura delle aste *(bid-to-cover ratio)*. A fronte di importi offerti stabili o in leggera riduzione rispetto al 2015, il *bid-to-cover* è stato in media di 1,65 per i BOT semestrali e di 1,60 per gli annuali, contro l'1,74 e l'1,70 dell'anno precedente.

La domanda delle controparti è comunque rimasta solida anche in occasione dell'asta del BOT semestrale di fine giugno, la prima dopo l'esito del referendum a favore dell'uscita della Gran Bretagna dall'Unione Europea, che aveva portato una

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[3] Nel corso del 2017 si sono poi registrati livelli anche inferiori, sia per il BOT semestrale che per l'annuale.

discreta volatilità anche sulle scadenze a breve termine. In quell'occasione, pur registrandosi un incremento in termini di rendimento di circa 11 pb rispetto all'asta precedente, il rapporto di copertura è rimasto molto buono, attestandosi a 1,58.



GRAFICO IV.2: TASSO MEDIO DI AGGIUDICAZIONE IN ASTA DEI BOT A 6 E 12 MESI - ANNI 2011-16 (tassi %)

L'attività di acquisto dei titoli di Stato della BCE, pur non riguardando direttamente i titoli a breve termine come i BOT, è proseguita per tutto il 2016 ed ha contribuito alla compressione dei rendimenti in asta. Nel grafico IV.2 si osserva chiaramente questo andamento, che prosegue senza interruzioni dal 2011: nell'ultimo anno il tasso di interesse medio di aggiudicazione dei BOT in asta è risultato pari allo -0,14% per gli annuali e -0,16% per i semestrali.

Infine, la valutazione della *performance* in termini relativi del comparto a breve termine rispetto ai principali tassi di riferimento di mercato monetario può essere effettuata confrontando il rendimento medio ponderato in asta con il tasso di mercato interbancario di pari scadenza osservato il giorno dell'asta sulla curva Euribor. Dal grafico IV.3 si nota che nel 2016 la curva del BOT semestrale, pur scostandosi alternativamente in positivo o in negativo, ha continuato a seguire il *trend* discendente dell'Euribor 6 mesi, evidenziando una significativa correlazione tra i due tassi.

GRAFICO IV.3: RENDIMENTO ALL'EMISSIONE DEI BOT SEMESTRALI E CONFRONTO CON IL TASSO EURIBOR 6 MESI - ANNI 2015-16 (tassi %)



^Il grafico è costruito sulla base delle date di regolamento delle aste; le emissioni di fine dicembre regolano il primo giorno lavorativo dell'anno successivo.

CTZ

Nel comparto dei CTZ, l'obiettivo di alleggerire i rimborsi sulle scadenze fino a due anni e favorire l'allungamento della durata media dello *stock* del debito ha portato il Tesoro a diradare la periodicità delle emissioni di questi titoli, che nel 2016 è stata resa bimestrale anziché mensile, senza tuttavia alterare significativamente i normali quantitativi collocati nella singola asta.

Il Tesoro ha quindi emesso 18.991 milioni di euro di CTZ, con una riduzione del 30,66% rispetto ai 27.388 milioni di euro collocati nel 2015. A fronte di un ammontare in scadenza di oltre 26 miliardi di euro[4] (circa 5 miliardi in meno dei rimborsi dell'anno prima), le emissioni nette sono risultate pari a -7.249 milioni di euro. Le passate scelte di emissione del Tesoro, cioè la riduzione degli importi complessivamente collocati in tale comparto e l'introduzione di un minor numero di titoli con scadenza 2016, hanno infatti permesso di alleggerire il volume totale da rifinanziare nell'anno. Come per i BOT, i rendimenti all'emissione dei CTZ si sono attestati su valori costantemente negativi durante il 2016 e, nel mese di settembre, hanno raggiunto un nuovo minimo storico (-0,216%).

Il circolante dei CTZ si è ridotto di 9.044 milioni di euro nell'arco dei dodici mesi. Alla fine del 2016, i titoli a 24 mesi rappresentavano il 2,12%% dello *stock* dei titoli di Stato, rispetto al 2,68% registrato alla fine del 2015.

L'obiettivo quindi di ridurre la quota dei CTZ sullo *stock* del debito di fine 2016 rispetto al 2015 è stato pienamente raggiunto, restando ampiamente al di sotto della soglia massima del 5% fissata nel Decreto Cornice.

Il rapporto di copertura delle aste è risultato sempre soddisfacente, pur risultando abbastanza diversificato, con una chiara correlazione inversa tra volumi

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[4] Sono quindi non inclusi i rimborsi anticipati, effettuati con operazioni di concambio, che nel 2016 hanno raggiunto circa 2 miliardi di euro

offerti e valore del rapporto stesso. Infatti, il rapporto di copertura più elevato (2,28) si è registrato nell'asta tenutasi a fine dicembre 2015 e regolata il 4 gennaio 2016, mentre il più basso (1,47) è risultato quello dell'asta di fine novembre, in cui l'offerta del nuovo CTZ con scadenza 28/12/2018 è stata la più elevata dell'anno (3.500 milioni di euro).



GRAFICO IV.4: RENDIMENTI ALL'EMISSIONE DEI CTZ – ANNO 2016 (tassi percentuali)

Nota: Il grafico è costruito sulla base delle date di regolamento delle aste; nel mese di gennaio sono state effettuate 2 aste.

BTP

Nei comparti dei BTP nominali, le emissioni lorde, al netto dei concambi, sono state pari a 170.219 milioni di euro, con un aumento del 3,44% rispetto ai 164.561 milioni di euro regolati nel 2015. La quota di titoli a tasso fisso a medio-lungo termine (BTP) sul totale dei titoli di Stato si è attestata al 69,65%, in aumento rispetto al 67,74% dell'anno precedente e pienamente all'interno dell'intervallo 60%-75% previsto dal Decreto Cornice.

Sul segmento di scadenza più breve del comparto BTP, cioè quello a 3 anni, il Tesoro ha adottato una politica di riduzione delle emissioni in termini di valore assoluto, in linea con gli obiettivi fissati nelle Linee Guida e con la strategia illustrata nel Capitolo I. Sempre al netto dei concambi, in tale comparto, quindi, le emissioni nette sono state pari a -16.501 milioni di euro, mentre in quello a 5 anni, a fronte anche di consistenti importi in scadenza, le emissioni nette sono risultate invece pari a +1.524 milioni di euro.

Per quanto riguarda il BTP a 7 anni, che dal 2014 è stato integrato all'interno del programma mensile di aste affermandosi come *benchmark* sulla curva dei rendimenti italiana, le emissioni lorde sono state pienamente in linea con quelle del 2015, contribuendo a compensare la riduzione dei quantitativi offerti sulle altre tipologie di titoli più brevi.

Il BTP decennale ha confermato il suo ruolo di titolo di riferimento per l'intera curva dei rendimenti nominali, per cui le emissioni lorde sono state anch'esse, come per il titolo settennale, mantenute in linea con quelle del 2015. Le emissioni nette sono, tuttavia, risultate positive per 13.047 milioni di euro, in ragione della struttura delle scadenze dell'anno.

Nel corso del 2016, nei segmenti ultradecennali, il Tesoro - rilevata l'emersione di una cospicua domanda da parte di investitori istituzionali e di condizioni di mercato favorevoli al consolidamento, ad un costo contenuto, della politica di emissione orientata particolarmente alla riduzione dei rischi di tasso di interesse e di rifinanziamento - ha accresciuto le tipologie della propria offerta sulla parte lunga della curva, proponendo sul mercato BTP nominali - accanto alle consuete scadenze a 15 e 30 anni - le nuove scadenze a 20 e 50 anni.

In relazione all'andamento delle condizioni di mercato ed alle scadenze dell'anno, le politiche di emissione hanno quindi modulato gli importi proposti a valere su ciascuna delle tipologie suddette, in modo da ottenere un effetto di complessiva ridistribuzione degli importi collocati che tendesse a favorire le durate più lunghe.

In particolare, il totale delle emissioni sulla scadenza quindicennale è risultato inferiore di circa 7 miliardi rispetto a quello dell'anno precedente, mentre sulla nuova scadenza ventennale sono stati collocati complessivamente 9,5 miliardi. Il comparto a 30 anni ha registrato un ammontare di emissioni simile a quello dell'anno precedente, passando da emissioni complessive (inclusi i titoli cosiddetti *off-the-run*) di 14.391 milioni del 2015 ai 13.695 del 2016. Infine, sulla nuova scadenza cinquantennale sono stati collocati 5.000 milioni.

Il buon tono del mercato di inizio anno, anche in funzione delle attese circa l'entrata in vigore di ulteriori misure di *Quantitative Easing* da parte della BCE[5], ha infatti consentito di soddisfare la forte domanda di investitori istituzionali per titoli a lungo termine con rendimenti meno compressi attraverso il lancio di nuovi *benchmark*, non solo nel tradizionale comparto trentennale, ma anche in segmenti non sperimentati in precedenza nel formato pubblico, di durata rispettivamente ventennale e cinquantennale.

Come noto, per il lancio di nuovi titoli caratterizzati da una maggiore complessità intrinseca dello strumento o da una domanda più settoriale, la metodologia di emissione adottata dal Tesoro consiste nella costituzione di un sindacato di banche appartenenti al gruppo degli Specialisti in titoli di Stato, guidate da un numero di *lead manager* dell'operazione variabile da quattro a sei, mentre gli altri Specialisti partecipano in qualità di *co-lead manager*.[6]

Così, nel comparto a 30 anni, il 9 febbraio sono stati regolati 9.000 milioni di euro di un nuovo titolo con scadenza 1° marzo 2047, godimento 9 febbraio 2016 e cedola del 2,70%. Il collocamento è stato curato da un sindacato costituito da *Deutsche Bank A.G., Goldman Sachs Int. Bank, HSBC France, JP Morgan Securities PLC*, Monte dei Paschi di Siena *Capital Services* Banca per le Imprese S.p.A. in qualità di *lead manager* e dai restanti Specialisti in titoli di Stato italiani come *co-lead manager*.

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[5] Misure divenute effettive a partire dall'aprile 2016, cfr. *supra*, Cap. IV.1

[6] La scelta delle banche incaricate come *lead manager* di un'emissione sindacata si fonda su una molteplicità di fattori: in primo luogo la posizione nella graduatoria determinata in base alla performance complessiva dell'attività degli Specialisti, con riguardo a tutti i comparti di mercato primario e secondario; inoltre, le specifiche capacità di penetrazione nel segmento di mercato in cui si colloca la singola operazione; in terzo luogo, la qualità delle osservazioni formulate circa opportunità, modalità e tempistica dell'operazione e delle tecniche di *pricing* proposte per l'emissione. Ove compatibile col pieno successo dell'operazione, si applica in via residuale anche un criterio di rotazione.

L'operazione ha visto la partecipazione di 340 investitori per una domanda complessiva di circa 25,4 miliardi di euro. Più della metà del collocamento è stata sottoscritta da *fund manager* (53,1%), mentre le banche si sono aggiudicate il 24,4% dell'emissione. Gli operatori con un orizzonte di investimento di lungo periodo hanno acquistato il 10,3% dell'importo emesso, di cui il 6,2% è andato a Fondi pensione e Assicurazioni e il 4,1% a Banche centrali e Istituzioni governative. Agli *hedge fund* è stato assegnato l'8,9% dell'ammontare del nuovo titolo, mentre alle imprese non finanziarie è stato aggiudicato circa l'1,4%.

Il collocamento del BTP a 30 anni è stato estremamente diversificato in termini di provenienza geografica ed ha visto una presenza preponderante di investitori esteri, provenienti soprattutto da Gran Bretagna e Irlanda e aggiudicatari del 40,8% dell'emissione, rispetto a quelli domestici che ne hanno sottoscritto il 26,5%. Il resto del collocamento è stato sottoscritto in larga parte in Europa continentale (25,3%), in particolare Germania e Austria (12,3%), Paesi scandinavi (3,8%), Penisola iberica (2,8%), Francia (2,7%), Benelux (2,2%) e Svizzera (1,3%). Al di fuori dell'Europa, significativa la partecipazione di investitori nord-americani (USA e Canada), che si sono aggiudicati circa il 5,1% dell'emesso. Infine, gli investitori asiatici hanno ricevuto circa l'1% dell'importo in emissione.

In aprile, giugno e novembre, sono state collocate in asta altre *tranche* dello stesso titolo, che ne hanno portato il circolante a fine anno a 12,9 miliardi di euro.



GRAFICO IV.5: BTP 1 MARZO 2047 – DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORE

Banche Centrali e Istituzioni governative 4,11%

Imprese non finanziarie 1,40%

Altri 1,92%

Asset manager e fondi d'investimento 53,05%

Fondi pensione e fondi assicurativi 6,23%

Hedge fund 8,92%

Banche 24,37%



GRAFICO IV.6: BTP 1 MARZO 2047 – DISTRIBUZIONE GEOGRAFICA

Paesi scandinavi 3,76%
Penisola iberica 2,76%
Francia 2,74%
Benelux 2,21%
Svizzera 1,26%
Altri 1,20%
Asia 1,04%
Europa Est 0,19%
Canada/USA 5,14%
Germania/Austria 12,34%
Italia 26,54%
Gran Bretagna / Irlanda 40,83%

Sul nuovo segmento a 20 anni, il BTP 01/03/2016 - 01/09/2036 è stato lanciato tramite la costituzione di un sindacato composto da Barclays Bank PLC, Citigroup Global Markets Ltd., Crédit Agricole Corp. Inv. Bank, Société Générale Inv. Banking e Unicredit S.p.A. in veste di *lead manager* e dagli altri Specialisti in titoli di Stato come *co-lead manager*. L'emissione, di importo pari a 6.500 milioni di euro, è stata regolata il 26 aprile e il nuovo titolo paga un tasso annuo nominale del 2,25%, corrisposto in due cedole semestrali, mentre il rendimento effettivo è risultato pari al 2,302%. All'operazione hanno partecipato circa 320 investitori per una domanda complessiva di oltre 18,9 miliardi di euro. Del totale emesso, le banche (29,1%) e i *fund manager* (23,3%) sono risultati i principali aggiudicatari, ma di rilievo è stata anche la partecipazione degli investitori con un orizzonte di investimento di lungo periodo, rappresentati da Fondi pensione e Assicurazioni (18,9%) e da Banche centrali e Istituzioni governative (6,9%). Agli *hedge funds* è stato assegnato circa il 13,5% dell'ammontare del nuovo titolo. Inoltre, hanno partecipato all'emissione anche imprese non finanziarie, aggiudicandosi circa il 7,8%. La platea degli investitori è risultata geograficamente molto diversificata, con una presenza rilevante di investitori esteri, pari a circa il 58%, rispetto a quelli domestici, aggiudicatisi il 42% dell'emesso. Tra gli investitori esteri la quota più rilevante è stata sottoscritta da residenti in Gran Bretagna e Irlanda (20,4%), mentre la maggior parte dell'importo residuo è stato allocato in Europa continentale: Germania e Austria (9,1%), Paesi scandinavi (4,1%), Francia (3,3%), Svizzera (3,2%) e Penisola iberica (3,2%). Al di fuori dell'Europa, gli investitori statunitensi si sono aggiudicati il 10,1% dell'emissione, mentre circa il 2,2% del collocamento è stato attribuito agli investitori asiatici.

Il Tesoro ha riproposto in asta, nei mesi estivi, altre due *tranches* del suddetto titolo, che ha raggiunto un ammontare totale in circolazione di 9,5 miliardi di euro alla fine del 2016.

GRAFICO IV.7: BTP 1 SETTEMBRE 2036 – DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORE


Hedge Fund 13,45%
Altri 0,47%
Fondi pensione e Fondi assicurativi 18,94%
Banche 29,09%
Asset manager e Fondi di investimento 23,33%
Imprese non finanziarie 7,82%
Banche Centrali 6,89%

GRAFICO IV.8: BTP 1 SETTEMBRE 2036 – DISTRIBUZIONE GEOGRAFICA


Paesi scandinavi 4,10%
Francia 3,29%
Svizzera 3,24%
Penisola iberica 3,16%
Germania / Austria 9,08%
Altri 2,46%
Asia 2,17%
USA 10,13%
Gran Bretagna/Irlanda 20,40%
Italia 41,94%

Infine, a inizio ottobre 2016 il Tesoro ha inaugurato il nuovo comparto di scadenza a 50 anni, approfittando di un favorevole momento del mercato e inserendosi su un segmento ultra-lungo della curva dei rendimenti dove, nella prima metà dell'anno, si erano già affacciati diversi emittenti sovrani europei. Le basse aspettative di inflazione e gli acquisti della BCE sul mercato secondario hanno infatti favorito l'orientamento della domanda degli investitori verso attività caratterizzate da un più accentuato profilo di rischio e rendimento.

Il BTP 01/09/2016 - 01/03/2067 è stato proposto tramite un sindacato di collocamento, costituito da sei *lead managers* (Banca IMI S.p.A., BNP Paribas, Goldman Sachs Int. Bank, HSBC France, JP Morgan Securities PLC e Unicredit S.p.A.) e dai restanti Specialisti in titoli di Stato italiani in qualità di *co-lead manager*. A fronte dei 370 investitori partecipanti all'operazione, che hanno espresso una domanda complessiva pari a circa 18,6 miliardi di euro, l'11 ottobre è stato regolato un importo in emissione pari a 5.000 milioni di euro. Il rendimento all'emissione è

risultato pari al 2,85%, dato il tasso nominale del 2,80%, corrisposto in due cedole semestrali.

Il suddetto importo è stato sottoscritto da *fund managers* per circa il 45% e da banche per il 23%. Gli investitori con un orizzonte di investimento di lungo periodo hanno acquistato circa il 17,2% dell'emesso, di cui Fondi pensione e Assicurazioni per il 13,3% e Banche centrali e Istituzioni governative per il 3,9%. Gli *hedge funds* sono stati destinatari di circa il 14,5% dell'ammontare del nuovo titolo. La partecipazione degli investitori esteri (83,2%) è risultata sensibilmente più elevata rispetto a quelli domestici (16,8%). Tra gli investitori esteri, la quota più rilevante è stata sottoscritta da residenti in Gran Bretagna per il 32,1%, mentre circa il 35,1% è stato collocato in Europa continentale. Relativamente a quest'ultima area sono da segnalare la presenza di Germania e Austria (11,5%), Paesi scandinavi (7,2%), Francia (6,3%), Penisola iberica (4,9%) e Svizzera (2,4%). Al di fuori dell'Europa, gli investitori nord-americani si sono aggiudicati circa il 12,5% dell'emissione, mentre gli investitori asiatici hanno sottoscritto circa il 3,4% del collocamento.

GRAFICO IV.9: BTP 1 MARZO 2067 - DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORE


Fondi assicurativi 8,8%
Fondi pensione 4,4%
Banche Centrali e Istituzioni Governative 3,9%
Hedge Funds 14,5%
Imprese non finanziarie 0,2%
Banche 23,0%
Asset manager e Fondi di investimento 45,1%

GRAFICO IV.10: BTP 1 MARZO 2067 - DISTRIBUZIONE GEOGRAFICA


Paesi scandinavi 7,2%
Francia 6,3%
Penisola Iberica 4,9%
Asia 3,4%
Germania/ Austria 11,5%
Altri europei 2,8%
Svizzera 2,4%
Canada e USA 12,5%
Gran Bretagna 32,1%
Italia 16,8%

Per quanto riguarda il costo del finanziamento, i rendimenti all'emissione dei BTP nominali, che già nel corso dei due anni precedenti avevano fatto registrare un marcato calo su tutte le scadenze, nel 2016 sono ulteriormente scesi. Nel dettaglio, il rendimento medio ponderato dei BTP nominali - misurato all'emissione - si è attestato a 0,06% per il titolo a 3 anni, 0,41% per quello a 5 anni, 0,87% per il comparto a 7 anni, 1,40% per il comparto a 10 anni, 1,85% per il BTP a 15 anni, 2,17% per il BTP a 20 anni, 2,74% per quello a 30 anni e, infine, 2,85% per il comparto a 50 anni. Complessivamente, nel corso del 2016, il rendimento medio ponderato dei BTP nominali è risultato pari all'1,14%, contro l'1,31% registrato nel 2015.

I rapporti di copertura (*bid to cover ratio*) in asta sono risultati sostanzialmente in linea con quelli del 2015, con un minimo di 1,28 - registrato nell'asta del BTP quinquennale di fine agosto regolata il 1° settembre - a fronte di un'offerta molto corposa di 4,5 miliardi, dato che si trattava di un nuovo titolo - e il massimo di 2,49 riguardante il BTP *off-the-run* 2030, collocato per 706 milioni nella tornata d'asta di metà aprile congiuntamente alla prima riapertura del BTP 2047 (assegnato per un importo di 1.294 milioni). Anche per i BTP, a quantità offerte inferiori ha generalmente corrisposto un rapporto di copertura più alto.



GRAFICO IV.11: RENDIMENTI IN ASTA DEI BTP CON SCADENZA TRA 3 E 10 ANNI - ANNO 2016 (valori percentuali)



GRAFICO IV.12: RENDIMENTI IN EMISSIONE DEI BTP A LUNGO TERMINE - ANNO 2016 (valori percentuali)

I titoli indicizzati all'inflazione: BTP€i e BTP Italia

Nel comparto indicizzato, il Tesoro ha collocato sia il BTP€i, titolo indicizzato all'inflazione europea (con esclusione dei prodotti a base di tabacco) e con rivalutazione del capitale corrisposta al momento dell'estinzione del titolo, sia il BTP Italia, lo strumento finanziario indicizzato all'inflazione italiana (Indice FOI, senza tabacchi - Indice dei prezzi al consumo per le famiglie di operai e impiegati), la cui rivalutazione in linea capitale viene corrisposta semestralmente in occasione dello stacco cedolare.



GRAFICO IV.13: RENDIMENTI REALI IN EMISSIONE DEI BTP€i – ANNO 2016 (valori percentuali)

Per quanto riguarda il BTP€i, il Tesoro ha inaugurato nel mese di maggio un nuovo titolo *benchmark* a 5 anni, ricorrendo al sindacato di collocamento composto da Banca IMI S.p.A., Nomura Int. PLC, Royal Bank of Scotland PLC e UBS Ltd in veste di *lead manager* e da tutti gli altri Specialisti in titoli di Stato come *co-lead manager* dell'operazione. Ancorché, sulla scadenza quinquennale, un nuovo titolo sia di norma offerto direttamente in asta, in questo caso è stata fatta una scelta diversa, in quanto si è ritenuto opportuno cambiare il ciclo cedolare dal consueto marzo-settembre al nuovo maggio-novembre, adottato sia per diversificare le date di pagamento degli interessi, sia perché la stagionalità dell'inflazione europea si è modificata e il ciclo maggio-novembre risulta oggi più neutrale. Essendo il comparto inflazione più complesso da valorizzare, si è dunque ritenuto opportuno adottare un meccanismo di emissione che contempla un processo articolato e interattivo di *pricing*, come quello assicurato da un'emissione sindacata. Il BTP€i 15/05/2016 - 15/05/2022, con cedola reale annua dello 0,10%, è stato collocato per 3.000 milioni di euro e regolato il 25 maggio. L'ultima emissione su questo segmento risaliva al gennaio 2015.

La domanda complessiva, espressa da circa 110 investitori, è risultata superiore ai 5,7 miliardi di euro. I Fondi d'investimento si sono aggiudicati circa il 44,4% dell'emissione, il 33,4% è stato sottoscritto da banche e il 14,3% dagli *hedge funds*. La partecipazione degli investitori con un orizzonte di investimento di lungo periodo è stata contenuta, con il 3,8% andato a Fondi pensione e Assicurazioni e l'1,7% assegnato a Banche centrali. Le imprese non finanziarie sono state aggiudicatarie per il 2,5% dell'importo in offerta.

Per quanto riguarda la diversificazione geografica, gli investitori esteri hanno sottoscritto circa il 63,5%, mentre quelli domestici si sono aggiudicati il restante 36,5%. Tra gli investitori esteri la quota più rilevante è stata sottoscritta da residenti in Gran Bretagna (19,9%), mentre il restante importo è stato allocato soprattutto in Europa continentale ed in particolare in Olanda (10%), Svizzera (5%), Germania e Austria (4,8%), Francia (3,2%) e Paesi scandinavi (2,7%). Al di fuori dell'Europa, gli investitori nord-americani si sono aggiudicati circa il 12,7% dell'emissione e quelli asiatici circa il 2,7%.

Le ulteriori emissioni dell'anno, a luglio e novembre, hanno determinato un ammontare totale emesso di poco inferiore a 5 miliardi.

Le emissioni nominali lorde di BTP€i sono state, complessivamente, pari a 12.422 milioni di euro, lievemente inferiori rispetto all'ammontare collocato nel 2015, mentre è stato rimborsato un titolo quinquennale per un importo, comprensivo della rivalutazione, pari a 9.783 milioni di euro. Nel dettaglio, per quanto riguarda i titoli *on-the-run*, sono stati collocati 4.942 milioni nel comparto a 5 anni, 2.081 milioni nel comparto a 10 anni, 2.691 milioni per la scadenza a 15 anni e 707 milioni su quella trentennale. Inoltre, il Tesoro ha riaperto un titolo *off-the-run* con vita residua di 10 anni per complessivi 2.002 milioni di euro.

Il rendimento medio ponderato all'emissione, comprensivo delle aspettative di inflazione, si è attestato all'1,25% nel 2016, rispetto all'1,76% registrato l'anno prima.

Il circolante rivalutato per l'inflazione del BTP€i è aumentato di un importo pari a 3.342 milioni di euro nell'arco dei dodici mesi e si è attestato al 7,89% dello *stock* dei titoli di Stato, percentuale sostanzialmente analoga a quella registrata alla fine del 2015 (7,94%).

GRAFICO IV.14: BTP€i 15 MAGGIO 2022 – DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORE


Hedge Fund 14,25%
Fondi assicurativi 2,77%
Imprese non finanziarie 2,50%
Banche Centrali e Istituzioni Governative 1,67%
Banche 33,36%
Fondi pensione 1,00%
Asset manager e fondi d'investimento 44,45%

GRAFICO IV.15: BTP€i 15 MAGGIO 2022 – DISTRIBUZIONE GEOGRAFICA


Svizzera 4,97%
Germania/ Austria 4,81%
Francia 3,23%
Paesi scandinavi 2,67%
Asia 2,67%
Olanda 10,00%
Altri europei 2,65%
USA 12,67%
Gran Bretagna 19,87%
Italia 36,47%

Per quanto riguarda l'inflazione italiana, coerentemente con quanto previsto nelle Linee Guida per il 2016, nelle quali si era impegnato a riproporre due collocamenti nell'anno (soprattutto per offrire ai risparmiatori *retail* la possibilità di reinvestire la liquidità riveniente dai titoli rimborsati), il Tesoro ha offerto due nuovi titoli, riproponendo la scadenza a 8 anni.

L'11 aprile è stato regolato il titolo che scade ad aprile 2024 e per il quale è stato fissato un tasso cedolare reale dello 0,40%, pagato in due cedole semestrali. L'importo emesso è stato pari a 8.014 milioni di euro, coincidente con il controvalore complessivo dei contratti di acquisto validamente conclusi alla pari sul MOT (il Mercato Telematico delle Obbligazioni e Titoli di Stato di Borsa Italiana) attraverso Banca IMI S.p.A. e UniCredit S.p.A.

Nel corso della prima fase del collocamento, dedicata agli investitori *retail*, svoltasi tra il 4 e il 6 aprile, sono stati conclusi 54.635 contratti per un controvalore

pari a 4.214 milioni di euro, di cui il 45% rappresentato da transazioni inferiori ai 20.000 euro, mentre se si considera la soglia di 50.000 euro si arriva a circa il 75% del totale relativo a questa fase. La quota sottoscritta dal *private banking* è stata superiore rispetto a quella degli investitori individuali, il 63% contro il 37%. Per quanto riguarda la ripartizione geografica, si stima che circa il 93% sia stato sottoscritto da investitori domestici, mentre il 7% è stato collocato all'estero.

Nella seconda fase di collocamento, dedicata agli investitori istituzionali, il Tesoro ha deciso di limitare a 3.800 milioni di euro l'offerta. La sessione di presentazione delle domande sulla piattaforma MOT si è svolta nella mattinata del 7 aprile, il numero delle proposte di adesione è stato pari a 550 per un controvalore pari a 5.109 milioni, che è stato quindi soddisfatto solo in parte con un razionamento proporzionale. Il 53% dei 3.800 milioni effettivamente emessi è stato allocato presso banche, il 23% presso gli *asset manager* e il 19% è stato sottoscritto da investitori con un orizzonte di investimento di medio-lungo periodo, cioè Assicurazioni e Fondi pensione (13%) e Istituzioni governative (6%). Il resto è stato assegnato a imprese non finanziarie per un totale di circa il 4% dell'emesso. Durante la seconda fase del collocamento, è stata stimata una presenza preponderante degli investitori italiani, che ne hanno sottoscritto circa l'89%, mentre la rimanente quota è stata assegnata soprattutto a investitori europei, provenienti da Regno Unito e Irlanda (5%), Francia (3%) e Benelux (2%).

La seconda emissione di BTP Italia si è svolta il 24 ottobre, proponendo sempre una scadenza di 8 anni, ma un tasso cedolare annuo definitivo dello 0,35%. L'importo emesso è stato pari a 5.220 milioni di euro pari al controvalore complessivo dei contratti di acquisto validamente conclusi alla pari sul MOT (il Mercato Telematico delle Obbligazioni e Titoli di Stato di Borsa Italiana) attraverso BNP Paribas e Monte dei Paschi di Siena Capital Services Banca per le Imprese S.p.A.

Durante la prima fase del collocamento, svoltasi dal 17 ottobre al 19 ottobre, sono stati conclusi 31.019 contratti per un controvalore pari a 2.220 milioni di euro, di cui 46% di importo inferiore ai 20.000 euro e 76% quelli fino a 50.000 euro. In questa fase, la quota sottoscritta dal *private banking* è risultata superiore rispetto a quella di investitori individuali, il 70% contro il 30%. Per quanto riguarda la ripartizione geografica degli ordini ricevuti, circa il 95% si stima che sia stato sottoscritto da investitori *retail* domestici, mentre il 5% risulta collocato all'estero.

Nella seconda fase del collocamento, che si è aperta e conclusa il 20 ottobre, il numero dei contratti andati a buon fine è stato pari a 293 per un controvalore di 3.321 milioni, cui ha corrisposto un importo effettivamente emesso pari a 3.000 milioni di euro, di cui circa il 59% è stato collocato presso le banche, il 24% presso gli *asset manager*, il 14% è stato sottoscritto da Assicurazioni e Fondi pensione, mentre il restante 3% è stato assegnato a imprese non finanziarie e Fondazioni. Anche in questa fase del collocamento del BTP Italia, si è vista una presenza dominante di investitori italiani (98%), mentre il resto dell'emissione di questa fase è stato collocato presso investitori esteri europei residenti in Regno Unito e Germania.

Nel corso del 2016, lo *stock* dei BTP Italia si è ridotto di 13.814 milioni di euro, a fronte della scadenza dei tre titoli emessi nel 2012 per un capitale totale rivalutato superiore a 27 miliardi di euro. Alla fine dell'anno, questo titolo rappresentava il 4,82% dello *stock* dei titoli di Stato, rispetto al 5,72% registrato alla fine del 2015.

Nell'insieme, il comparto indicizzato, costituito dal BTP€i e dal BTP Italia, ha totalizzato a fine anno un ammontare complessivo - rivalutato per l'inflazione - pari a 237.350 milioni di euro, diminuendo del 4,23% rispetto ai 247.821 milioni di euro del 2015. Tale comparto rappresentava il 12,71% del totale dello *stock* di titoli di Stato alla fine del 2016, rispetto al 13,66% relativo all'anno prima. Si è pertanto rimasti ampiamente sotto la soglia del 15% prevista dal Decreto Cornice per il 2016, mentre l'esposizione complessiva all'inflazione è diminuita.

CCTeu

Nel comparto del tasso variabile, l'ampia normalizzazione delle quotazioni e degli scambi sul mercato secondario ha determinato condizioni favorevoli sia per lo svolgimento delle emissioni di CCTeu con regolarità mensile, sia per la proposta di nuovi titoli *benchmark* con scadenza settennale.

Nel complesso, le emissioni lorde di CCTeu sono risultate pari a 28.854 milioni di euro, a fronte del rimborso di 13.395 miliardi di euro di un vecchio CCT. Rispetto ai 27.503 milioni di euro collocati nel 2015, si è avuto un incremento del 4,91%.

Il rendimento medio ponderato, misurato all'emissione, si è attestato allo 0,54%, inferiore rispetto allo 0,76% registrato nel 2015. Anche questo comparto ha risentito della fase di crescente incertezza derivante dall'approssimarsi della data fissata per il referendum costituzionale, con l'ultima tranche di CCTeu, regolata i primi di dicembre 2016, assegnata ad un tasso dello 0,99%.

Il circolante complessivo dei CCT e CCTeu è aumentato di 13.526 milioni di euro nel corso dei dodici mesi. I titoli a tasso variabile, alla fine del 2016, si sono attestati al 7,21% dello *stock* dei titoli di Stato, rispetto al 6,68% registrato alla fine del 2015. Tale quota è rimasta ampiamente all'interno dell'intervallo 5%-10% previsto nel Decreto Cornice e rimane in linea con la strategia annunciata di voler continuare a ridurla nel tempo, tenendo tuttavia conto delle condizioni di mercato.

Caratteristiche della domanda in asta per i BTP nominali in termini di tipologia di controparte

Attraverso l'analisi dei dati HRF ricevuti dagli operatori Specialisti, ed in particolare di quelli relativi agli scambi avuti con la clientela finale nelle giornate di mercato immediatamente antecedenti o susseguenti a ciascun collocamento via asta, è possibile monitorare e valutare le dinamiche in atto circa la composizione e l'evoluzione della tipologia di investitori che intervengono nella sottoscrizione dei titoli di Stato. Infatti oltre il 99,50% dei volumi totali emessi in asta è stato acquistato ed intermediato dagli operatori Specialisti. In questa sezione l'analisi è concentrata sulle aste che hanno ad oggetto il collocamento dei BTP nominali che costituiscono oltre il 44% del totale dei titoli emessi nel corso del 2016.

Dal punto di vista della composizione per tipologia di investitori, banche, fondi di investimento e *hedge fund* complessivamente hanno acquistato in media tra l'80% ed il 90% dell'ammontare distribuito alla totalità degli investitori finali. In particolare, i fondi di investimento hanno continuato a rappresentare in media circa il 40% della domanda in asta e, con l'eccezione del mese di dicembre, durante il quale l'offerta di BTP è stata notevolmente inferiore per via della cancellazione delle aste di metà mese, l'oscillazione è stata sempre compresa tra il 30% ed il 50%.

Dai dati non si evincono, infatti, *trend* particolari nella partecipazione di questa tipologia di investitori.

Altrettanto importante è stata la partecipazione delle banche, che si sono attestate in media sul 30%, anche se con una presenza divenuta molto più volatile. I fondi *hedge* hanno rappresentato circa il 16% in media per tutto il 2016, un livello in ulteriore lieve aumento rispetto al 2015. Le punte di partecipazione per questi investitori si sono verificate in maggio, giugno ed ottobre, tutti mesi contraddistinti da un mercato molto direzionale, al rialzo o al ribasso.

La presenza delle Banche centrali[7] è stata non trascurabile, attestandosi su una media del 7%, particolarmente concentrata nei mesi di marzo, giugno e dicembre. Marginale rimane la presenza in asta di Fondi pensione e Assicurazioni, che contribuiscono alla domanda complessiva per meno dell'1%. Viceversa, la partecipazione di società non finanziarie (*corporate*) e degli investitori al dettaglio (*retail*) è stata più significativa ed in media ha rappresentato complessivamente circa il 7% dei volumi offerti in asta.

GRAFICO IV.16: COMPOSIZIONE PER TIPOLOGIA DI CONTROPARTE DEGLI ORDINI PORTATI NELLE ASTE DEI BTP NOMINALI DA PARTE DEGLI SPECIALISTI IN TITOLI DI STATO - ANNI 2015-2016


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Caratteristiche della domanda in asta per i BTP nominali in termini di residenza geografica

Nel corso del 2016 la domanda proveniente da investitori domestici può essere divisa in tre periodi differenti: il primo quadrimestre, caratterizzato da una partecipazione crescente fino a raggiungere un primo picco durante aprile; il secondo quadrimestre, caratterizzato da una partecipazione di investitori domestici meno attiva, in media intorno al 28%; l'ultimo quadrimestre che, partito con una partecipazione particolarmente sostenuta (oltre il 41%), ha avuto un *trend* marcatamente decrescente, per concludersi con una partecipazione pari a poco

[7] Gli acquisti nell'ambito PSPP non sono compresi, non solo perché le Banche centrali della zona Euro non possono acquistare sul primario, ma anche perché dal report HRF anche i relativi flussi di secondario sono esclusi

oltre il 22% nel mese di dicembre. La media annua della percentuale di domanda domestica è stata pari al 31% del totale. Specularmente quindi, al netto dei mesi di cui sopra, è cresciuta la domanda estera, anche se in modo disomogeneo tra le diverse aree del mondo. Anche nel 2016, molto rilevante e continuo è stato il contributo proveniente dagli investitori nordamericani, che in media nell'anno ha raggiunto circa il 32% della domanda complessiva in asta; tale contributo è salito peraltro significativamente - in percentuale della domanda finale - nei mesi conclusivi dell'anno. Più instabile è stata la domanda proveniente da investitori residenti in Europa, che normalmente ha mostrato un profilo complementare a quello domestico. Durante l'anno, in media e al netto di escursioni non trascurabili, questa componente ha rappresentato circa il 30% del totale. Dalle altre aree del mondo è pervenuta una domanda pari in media al 5% del totale, con un picco rilevante nel mese di giugno e valori molto modesti nei mesi di aprile, maggio, luglio e novembre.



GRAFICO IV.17: COMPOSIZIONE PER PROVENIENZA GEOGRAFICA DEGLI ORDINI PORTATI NELLE ASTE DEI BTP NOMINALI DA PARTE DEGLI SPECIALISTI IN TITOLI DI STATO - ANNI 2015-2016

Le operazioni straordinarie di concambio e riacquisto

In coerenza con quanto annunciato nelle Linee Guida per il 2016, il Tesoro ha effettuato diverse operazioni straordinarie volte, in particolare, a ridurre la concentrazione di rimborsi prevista nel 2017, sfruttando le favorevoli finestre di mercato che si sono aperte durante l'anno.

In dettaglio, il Tesoro non ha effettuato operazioni di riacquisto ma ha svolto ben cinque operazioni di concambio, nei mesi di marzo, maggio, giugno, settembre e novembre. Come di consueto, è stato utilizzato il sistema telematico di negoziazione che consente di operare direttamente e in modo dinamico sulla piattaforma del mercato secondario regolamentato all'ingrosso (MTS). Gli obiettivi primari di tali operazioni sono quelli di correggere eventuali disfunzioni del mercato secondario - determinate, ad esempio, dalla scarsità di un certo titolo sul mercato a pronti o pronti contro termine - e di smussare il profilo delle scadenze, al fine di evitare un'eccessiva concentrazione di rimborsi e contenere il rischio di rifinanziamento del Tesoro.

Come già anticipato, nella scelta dei titoli da riacquistare il Tesoro ha preferito concentrarsi su titoli in scadenza nel 2017 e, in minor misura, nel 2018. I titoli in emissione sono stati invece selezionati tra quelli che risentivano di una particolare pressione in termini di domanda sul mercato secondario e sul comparto dei pronti contro termine. La scelta di titoli in emissione con scadenze più lunghe rispetto a quelli riacquistati ha contribuito, inoltre, all'allungamento della vita media dei titoli di Stato.

Nel corso dell'anno sono stati offerti in emissione cinque BTP, con scadenze comprese fra il 2023 e il 2034. Sul lato dei riacquisti, sono stati scelti titoli in area 2017-18, in prevalenza BTP (circa il 69% del totale acquistato), oltre a CCTeu (16%) e CTZ (15%)

In ciascuna operazione di concambio, i prezzi dei titoli in emissione - ampiamente sopra la pari e superiori ai prezzi dei titoli ritirati dal mercato - hanno determinato una riduzione in termini nominali dello *stock* del debito, grazie al quantitativo riacquistato superiore all'importo emesso, per un totale di circa 2.792 milioni di euro (come risulta dalla successiva tabella IV.1).

TABELLA IV.1: RIEPILOGO OPERAZIONI DI CONCAMBIO DEL 2016 (importi nominali in milioni di euro)

Data regolamento	Titolo emesso		Titolo acquistato		Ammontare emesso	Ammontare acquistato
	Tipologia	Anno scadenza	Tipologia	Anno scadenza		
08/03/2016	BTP	2028	BTP e CCTeu	2017-18	1.627	2.055
10/05/2016	BTP	2034	BTP, BTP€i e CCTeu	2017-18	1.910	2.562
21/06/2016	BTP	2023	BPT, CTZ e CCTeu	2017-18	2.000	2.363
09/09/2016	BTP	2028	BPT, CTZ e CCTeu	2017-18	2.000	2.685
08/11/2016	BTP	2033	BTP, CCT e CCTeu	2017-18	1.500	2.164

Le operazioni straordinarie sopra descritte hanno consentito di riacquistare titoli di Stato in circolazione per un quantitativo pari a quasi 12 miliardi (di cui 7,1 miliardi di titoli in scadenza nel 2017), in aumento rispetto ai 5,7 miliardi di euro del 2015. Come già accaduto nel 2015, nel corso dell'anno non si sono svolte operazioni di riacquisto di titoli sul mercato (Grafico IV.18).



GRAFICO IV.18: AMMONTARE RIACQUISTATO NELLE OPERAZIONI STRAORDINARIE – ANNI 2012-16 (importi nominali in milioni di euro)

Nel 2016 le risorse del Fondo di ammortamento dei titoli di Stato sono state invece utilizzate, nei mesi di aprile e novembre, per il rimborso parziale a scadenza di due BTP, per un importo complessivo di 5.659 milioni di euro. Le due operazioni hanno avuto un effetto positivo sulla gestione della liquidità del Tesoro, consentendo di ridurre i rimborsi che gravano sul Conto disponibilità ed evitando un ulteriore incremento degli importi delle emissioni realizzate nel corso del 2016.

TABELLA IV.2: OPERAZIONI DI RIMBORSO A SCADENZA CON IL FONDO DI AMMORTAMENTO DEL 2016 (importi nominali in milioni di euro)

Data scadenza	Titolo rimborsato		Ammontare rimborsato
	Tipologia	Anno scadenza	
15/04/2016	BTP	2016	3.707
15/11/2016	BTP	2016	1.952

Titoli esteri

Al fine di diversificare la base di investitori istituzionali in titoli di Stato italiani e di ridurre i costi di emissione, il Tesoro può emettere titoli sui mercati internazionali sfruttando vari canali di emissione caratterizzati da documentazione *standard* internazionale: la carta commerciale o *Commercial Paper*, il *Global Bond Program* e il *Medium Term Note Program*. Il primo strumento è utilizzabile quale complemento all'emissione di BOT e caratterizzato da grande flessibilità, sia per durata che per importo e valuta. Il programma di *Global Bond* è diretto a investitori istituzionali di elevato profilo nel mercato del dollaro statunitense e molto diversificati dal punto di vista della distribuzione geografica. Infine, l'estrema flessibilità dei titoli emessi sotto il *Medium Term Note Program*, in formato pubblico o privato, permette invece di raggiungere principalmente investitori europei ed asiatici, interessati a detenere in portafoglio titoli in euro o in valute diverse.

Commercial Paper

Nel corso del 2016 non sono state emesse *Commercial Paper*, tenuto conto dell'assenza di specifiche esigenze di cassa del Tesoro a brevissimo termine, nonché in coerenza con l'obiettivo di allungamento della vita media del debito e con il conseguente alleggerimento del comparto dei BOT, caratterizzato, come già detto, da emissioni nette negative per circa 8 miliardi di euro.

I programmi Global e MTN

Nel corso del 2016 le condizioni dei mercati finanziari non sono state favorevoli ad effettuare alcuna emissione internazionale in formato *Global Bond* in un contesto di assenza di collateralizzazione dell'operazione di copertura del rischio di cambio.

Sono stati invece effettuati quattro piazzamenti privati sotto programma *MTN*, tutti denominati in euro ed eseguiti in gran parte (3) nel corso del primo semestre ed uno nel secondo. Uno dei titoli è indicizzato all'inflazione europea (indice armonizzato escluso tabacco - *HICP exTo*) con medesimo meccanismo di indicizzazione dei BTP€i.

Quest'ultimo è stato emesso con scadenza trentennale, mentre per gli altri si è trattato di titoli a tasso fisso, con durate comprese tra i 13 e i 15 anni. Su tutte queste emissioni si è beneficiato di un arbitraggio di tasso rispetto alla curva dei rendimenti delle emissioni domestiche di durata interpolata corrispondente, riducendo così il costo dell'indebitamento.

I volumi emessi sono risultati pari a 3.036 milioni di euro. Al 31 dicembre 2016, la consistenza effettiva dei titoli esteri dopo le operazioni di *swap* in valuta è risultata pari al 2,56% dello *stock* dei titoli, leggermente inferiore al 2,89% registrato alla fine del 2015.

TABELLA IV.3: PIAZZAMENTI PRIVATI SOTTO PROGRAMMA MTN				
Nozionale (mln €)	Data Regolamento	Scadenza	Tipo	Cedola
636	04/05/2016	04/05/2046	Nominale	1,483%
800	18/05/2016	18/05/2029	Nominale	1,913%
700	22/06/2016	22/06/2031	Inflazione	1,901%
900	17/10/2016	17/04/2027	Nominale	1,448%

IV.2 LA GESTIONE DEL PORTAFOGLIO DI DERIVATI

Come riportato con maggiore dettaglio nel successivo paragrafo IV.3, il portafoglio dei derivati riferiti al debito comprende: i *cross currency swap* (CCS) a copertura delle emissioni denominate in valuta estera e gli *interest rate swap* (IRS) a copertura delle emissioni di titoli del programma MTN, denominati in massima parte in euro. Inoltre, sono incluse le operazioni in euro finalizzate all'allungamento della *duration* e dell'*average refixing period* a copertura del rischio di rialzo dei tassi di interesse dell'intero portafoglio di debito: IRS, ai quali in alcuni casi sono associate *swaption* di cancellazione o di estensione, e *receiver swaption stand-alone*, ossia non collegate a IRS preesistenti. Infine, nel portafoglio sono inclusi gli

IRS a copertura delle passività della società Infrastrutture S.p.A., oggetto dell'accollo da parte dello Stato disposto dalla legge finanziaria per il 2007. Anche nel 2016, il *mark to market* del portafoglio dei derivati è rimasto marcatamente negativo così come quello del portafoglio di titoli di Stato che ha mostrato un valore di mercato largamente eccedente il valore nominale[8], e per le medesime ragioni, come si dirà meglio in seguito. L'andamento descritto, nell'attuale fase di mercato, è l'inevitabile e diretta conseguenza della funzione assicurativa svolta dalla scelta - conforme alle *best practice* internazionali[9] - di mitigare il rischio di tasso d'interesse del debito e, pertanto, di aumentare la quota del tasso fisso a lungo termine sul portafoglio di debito complessivo, sia in fase di emissione dei titoli sia - anche mediante strumenti derivati - in fase successiva all'emissione. Il portafoglio dei derivati del Tesoro infatti è volto a contribuire - insieme alle politiche di emissione - a mitigare i rischi di tasso d'interesse e concorre, pertanto, ad aumentare la quota degli strumenti a tasso fisso a lungo termine sul portafoglio di debito complessivo, con tassi che sono stati fissati a livelli coerenti con le condizioni di mercato dei periodi in cui, nel corso degli anni, le operazioni sono state concluse. Un portafoglio di derivati orientato a questa finalità tende ad avere una durata finanziaria e un *average refixing period* superiori a quelli del debito sottostante[10], tanto da aumentare il valore di questi indicatori di rischio riferiti all'intero portafoglio di debito (riducendo quindi il rischio) nelle misure che saranno analiticamente descritte nei paragrafi successivi. Tale incremento avviene nonostante il valore percentualmente limitato del nozionale dei derivati rispetto allo *stock* dei titoli; d'altra parte, però, il livello estremamente depresso dei tassi d'interesse nel corso del 2016 ha prodotto anche in questo anno una valorizzazione negativa del portafoglio derivati (e, parallelamente, un valore di mercato del portafoglio di titoli di Stato eccedente l'ammontare del nominale).

Alla luce di questi sviluppi di mercato e degli obiettivi assegnati alla gestione del debito per il 2016, permanendo anche vincoli oggettivi legati alla regolamentazione bancaria e all'assenza di collateralizzazione, le Linee guida per il 2016 stabilivano di limitare le attività in derivati solo ad operazioni utili a migliorare la struttura complessiva del portafoglio in essere, alla luce delle condizioni correnti di mercato. In applicazione di tale obiettivo, si è intervenuti principalmente sulle *swaption* con esercizio previsto nell'anno, al fine di ridurre l'incremento (puramente contabile) di debito derivante dalla generazione degli *off-market swap* ad esse sottesi, quale sarebbe risultato a seguito dell'applicazione dello schema contabile armonizzato europeo SEC 2010[11] (approvato dopo il perfezionamento delle operazioni).

In questo paragrafo, vengono pertanto fornite informazioni riguardanti gli interventi sui derivati eseguiti nel corso del 2016, mentre i risultati complessivi

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[8] Cfr. *ultra*, tab- IV.8

[9] Cfr. *supra*, Cap. I.1

[10] Tenuto conto che l'aumento della durata finanziaria e dell'*average refixing period* costituiscono finalità principali della gestione del portafoglio di derivati del Tesoro, tali operazioni vengono per brevità denominate, nella documentazione del Tesoro stesso, IRS di *duration*, intendendo così riassumere in una medesima definizione sintetica la tipologia delle operazioni che costituiscono la parte predominante del portafoglio (*Interest Rate Swap*, IRS), senza dover riesporre analiticamente in ogni circostanza concetti, finalità perseguite e risultati riscontrati che sono illustrati in dettaglio nel presente documento.

[11] Cfr. *supra*, Focus nel Cap. III.

della gestione dei derivati del Tesoro sono riportati, insieme con i risultati delle attività di emissione, nel successivo paragrafo IV.3.

In primo luogo, nei primi mesi dell'anno il Tesoro ha agito contestualmente su un *cross currency swap* e una *receiver swaption*, contratti con una medesima controparte bancaria. In dettaglio, si è utilizzato il *mark-to-market* positivo di un *cross currency swap* con scadenza 12 giugno 2017 per riacquistare un'opzione in portafoglio e venderne una nuova con *strike* più contenuto. Il *cross currency swap* in questione è uno *swap* dollaro/euro, attraverso il quale un titolo da 2 miliardi di dollari con cedola del 5,375% era stato trasformato via derivato in una passività in euro a tasso fisso. L'intervento compiuto è consistito nel riportare a mercato il nozionale della gamba in euro (modificando il tasso di cambio dollaro/euro di riferimento), con decorrenza dal 12 dicembre 2015 (ciò al fine di modificare la cedola nella sua interezza).

Per effetto di questa rideterminazione del nozionale della gamba in euro, il valore di mercato dello *swap* si è quasi annullato, e il differenziale di *mark-to-market*, ante e post ristrutturazione, è stato utilizzato per intervenire sull'opzione presente in portafoglio.

In concreto, è stata riacquistata la *swaption* esercitabile nel 2016, *strike* pari al 3,5% e *swap* trentennale sottostante da 1 miliardo di euro, che presentava un *mark-to-market* negativo. La nuova opzione ha sotteso uno *swap* con medesime caratteristiche ad eccezione del tasso fisso a pagare per il Tesoro, che è stato ridotto di 130 punti base. Benché anche questa *swaption* sia stata esercitata, l'incremento di debito derivante è stato di poco superiore a 300 milioni di euro e quindi circa la metà di quello che si sarebbe verificato in caso di non intervento. Da non trascurare, inoltre, che il nuovo *swap* trentennale contribuisce ad allungare la *duration* dell'intero portafoglio del debito e costituisce una protezione contro il rialzo dei tassi d'interesse, ad un livello estremamente contenuto e inferiore al tasso medio della strategia "IRS di *duration*" in cui lo *swap* è stato inserito.

Una seconda ristrutturazione è intervenuta su una *receiver swaption*, con nozionale pari a 4 miliardi di euro, esercizio nell'anno, *strike* pari a 4,225% e sotteso *swap* a 7 anni. Anche in questo caso, l'esercizio della *swaption* e la conseguente partenza del sottostante *off-market swap* avrebbero dato origine, a seguito dell'intervenuta approvazione dei nuovi schemi contabili SEC 2010, ad un considerevole incremento di debito (sia pure solo contabile), corrispondente al *mark to market* dello *swap* sottostante e superiore a un miliardo di euro.

La strategia perseguita ha comportato la sostituzione dell'opzione con una nuova operazione, più precisamente un *interest rate swap* trentennale a mercato abbinato ad una opzione *payer*. Il nuovo IRS trentennale, sul quale il Tesoro riceve semestralmente l'Euribor 6 mesi e paga il tasso fisso dell'1,11646%, è stato contratto per 4 miliardi di euro. A questo *swap* è stata affiancata una *payer swaption*, esercitabile dalla banca al sesto anno (15 giugno 2022). In caso di esercizio, lo *swap* risulterebbe nella sostanza cancellato: l'esercizio dell'opzione darebbe luogo, infatti, a uno nuovo *swap* (*mirror swap*) con flussi uguali ma opposti a quello di partenza e quindi alla sostanziale cancellazione dello *swap* originario.

Ove l'opzione non fosse esercitata, lo *swap* resterebbe sì in vita fino alla scadenza naturale, ma con un meccanismo di *resetting* del tasso a pagare. Ogni sei mesi si dovrebbe ridefinire il tasso fisso dello *swap* al fine di ricondurlo a quello prevalente di mercato di eguale scadenza, annullando il valore del derivato e regolando di conseguenza il suo *mark-to-market*: se negativo l'ammontare verrebbe pagato dal Tesoro, se positivo ricevuto.

Il premio della nuova *swaption* venduta non è stato però sufficiente per garantire il riacquisto totale di quella originariamente in portafoglio. Per la parte rimanente è stato concordato il pagamento alla controparte in cinque rate, corrisposte dal 2016 al 2020, senza interessi.

Anche in questo caso, quindi, in applicazione degli obiettivi stabiliti dalle Linee guida, si è raggiunto l'obiettivo di un incremento contabile del debito inferiore rispetto a quello che si sarebbe verificato in assenza di intervento (500 milioni in luogo di 1 miliardo).

Infine, uno *swap* da 2 miliardi di euro, con scadenza nel marzo 2016 ma estendibile dalla controparte per 20 anni, è stato oggetto di una chiusura anticipata da parte della controparte. Era infatti presente sulla posizione una clausola bilaterale (*Early Termination Option*, ETO) legata ad un evento di credito, esercitabile a partire dal 2011 e successivamente ogni 5 anni. Mentre nel 2011 non era verificata la condizione per l'esercizio della clausola per nessuna delle due parti, nel 2016, in seguito alla riduzione del merito di credito della Repubblica Italiana (avvenuta nel 2012), la clausola era divenuta esigibile. Pertanto, alla prima data utile - marzo 2016 - la controparte ha potuto avvalersi del diritto stabilito nella ETO, comunicando prima l'estensione dello *swap* e subito dopo la sua cancellazione; pertanto il Tesoro ha versato alla banca il valore del contratto al momento della chiusura anticipata (€ 1,017 miliardi). Tutto questo non senza che il Tesoro abbia esperito una serie di tentativi, tra quelli concretamente realizzabili, per giungere ad una soluzione diversa. Tutte le soluzioni prospettate, però, sono risultate non soddisfacenti, a causa dei costi non trascurabili che ne sarebbero conseguiti, ancor più rilevanti per via dell'assenza di collateralizzazione.

IV.3 I RISULTATI DELL'ATTIVITÀ DI EMISSIONE E DI GESTIONE DEL DEBITO IN RELAZIONE AGLI OBIETTIVI

La composizione finale delle emissioni lorde dell'anno

Nel Capitolo I è stato illustrato il portafoglio di emissioni che il Tesoro si è proposto di porre in essere nel 2016, al fine di contenere il costo di finanziamento, gestire in modo efficace i rischi di tasso di interesse e di rifinanziamento nonché conseguire margini di efficienza superiori - dato un ampio numero di scenari futuri dei tassi di interesse e dell'inflazione - rispetto ad un insieme di altri possibili portafogli di emissione, considerati "realistici" sul piano della loro effettiva realizzabilità sul mercato.

Si ricorda che tale portafoglio, nel confronto con quello del 2015, prevedeva nel dettaglio:

1. Ridurre l'offerta di BOT;
2. Una stabilità dei comparti CTZ e CCTeu con uno spostamento verso la durata settennale di questi ultimi;
3. Un ridimensionamento complessivo del comparto dei BTP di durata più breve (a 3 e 5 anni);
4. Un'offerta tendenzialmente in linea con i volumi del 2015 – tenendo tuttavia conto dell'evoluzione della domanda - nel comparto BTP a 7 e 10 anni;
5. Un incremento sul comparto ultradecennale, coerente con l'obiettivo generale di allungamento delle scadenze, facendo leva non solo sui tradizionali BTP a 15 e 30 anni, ma eventualmente anche su scadenze diverse o più lunghe, previa analisi della profondità e qualità della domanda;
6. Una leggera riduzione del segmento dei titoli indicizzati all'inflazione (sia italiana che europea), con la riproposizione però di due aste del BTP Italia al fine di intercettare i fabbisogni di reinvestimento degli ammontari in scadenza.

Dall'analisi della Tabella IV.4.a si possono trarre le seguenti conclusioni (tutti gli importi e le percentuali non tengono conto dei concambi).

L'obiettivo BOT è stato pienamente centrato, in quanto la quota delle emissioni lorde, pari al 38,2%, è inferiore a quella del 39,5% registrata nel 2015.

Quanto ai CTZ, la quota sul portafoglio di emissioni è scesa, passando dal 6,7% al 4,8%; il limitato volume di scadenze ha fatto sì che anche il flusso di emissioni si riducesse rispetto all'anno precedente. La periodicità dell'offerta nel comparto è stata diradata nel 2016, divenendo bimestrale anziché mensile, senza tuttavia alterare significativamente i quantitativi collocati nella singola asta.

Il ridimensionamento complessivo delle emissioni nel comparto dei BTP nominali di durata più breve (da 3 a 5 anni) è stato conseguito, realizzando inoltre una ridistribuzione verso il punto più lungo del comparto: il BTP 3 anni è passato dal 7,1% del 2015 al 6,3% del 2016, mentre il BTP 5 anni dall'8,2% del 2015 all'8,4% del 2016. Sono rimasti sostanzialmente invariati i volumi emessi sia sui BTP a 7 anni, passati dal 7,6% del 2015 al 7,8% del 2016 (non si registrano ancora scadenze in questo comparto), sia sui BTP a 10 anni passati dal 9,5% del 2015 al 9,8% del 2016 (in questo caso i volumi emessi netti sono risultati largamente positivi).

Sono inoltre complessivamente cresciuti, come desiderato - e quindi in modo significativo - i BTP nominali ultradecennali, le cui dimensioni relative - ancorché tuttora limitate all'interno del volume complessivo di emissioni - sono in pratica raddoppiate nel giro di soli 2 anni, passando da circa il 5,3% delle emissioni lorde nel 2014 a circa il 10,25% del 2016. Il comparto dei BTP nominali è altresì cresciuto in termini assoluti (ca. +5,7 miliardi rispetto al 2015) e soprattutto ha visto, grazie all'ampliamento delle tipologie di scadenze offerte, una netta redistribuzione degli ammontari emessi verso scadenze più lunghe, che hanno incluso anche - per la prima volta in un'emissione pubblica - una scadenza ventennale ed una cinquantennale. A seguito di tale riposizionamento, gli importi di BTP nominali emessi con scadenza superiore a 15 anni, che nel 2015 rappresentavano il 45,7% delle emissioni di BTP di durata ultradecennale, nel 2016 ne hanno costituito ben il 72,1%.

Nel comparto inflazione, gli obiettivi – anch'essi raggiunti – erano di introdurre un nuovo *benchmark* nel comparto BTP€i a 5 anni (il precedente era stato lanciato nel 2013), di riproporre nell'anno due collocamenti di BTP Italia al fine di intercettare i fabbisogni di reinvestimento dei titoli in scadenza, e di assicurare una prevalenza relativa alle scadenze a medio-lungo periodo. La quota delle emissioni di BTP€i sul totale delle emissioni di titoli di Stato è rimasta invariata al 3,1% mentre è aumentata quella del BTP Italia, passata dal 2,3% del 2015 al 3,3%, in relazione al ritorno a due collocamenti. La quota di emissioni di titoli indicizzati sul totale delle emissioni è pertanto lievemente aumentata e questo ha rappresentato un marginale scostamento rispetto agli obiettivi iniziali, dovuto in larga parte alle favorevoli condizioni di domanda per i BTP€i che non hanno reso opportuna una riduzione più elevata delle emissioni.

In termini assoluti, i volumi emessi sono risultati lievemente inferiori sul segmento dei BTP€i (da circa 13,1 miliardi di euro nel 2015 a circa 12,4 miliardi di euro nel 2016), ma superiori sul BTP Italia, dove si è passati dai circa 9,4 miliardi emessi nel 2015 ai 13,2 miliardi del 2016.

Per quanto riguarda i CCTeu, la quota delle emissioni lorde rispetto al totale è rimasta pressoché stabile, mentre il ridotto volume delle scadenze ha fatto sì che le emissioni nette risultassero ampiamente positive. Ciò nonostante, il preannunciato obiettivo di stabilizzazione della quota di tali strumenti rispetto al totale del debito è stato sostanzialmente raggiunto.

Sul fronte dei titoli esteri, dove come per l'anno precedente non si è tornati a emettere con formato pubblico, le emissioni complessive sono diminuite. In dettaglio, sono stati effettuati quattro collocamenti all'interno del programma EMTN con formato *private placement*, risultando tale strategia in linea con gli obiettivi di inizio anno. I titoli emessi, infatti, sono stati tutti a lungo termine; in particolare, vi è stata un'emissione da 636 milioni di un titolo indicizzato all'inflazione europea con scadenza trentennale, e tre titoli nominali di durata compresa tra i 10 e i 15 anni, taluni con cedola annuale e altri con cedola semestrale, per un importo complessivo di 3.036 milioni. Per tutti, inoltre, le condizioni di tasso sono risultate inferiori ai livelli osservati sul mercato secondario per BTP di pari caratteristiche.

Se si guarda quindi al volume complessivamente emesso, si può affermare che gli obiettivi in termini di composizione del portafoglio in emissione siano stati sostanzialmente raggiunti.

Nelle due tabelle che seguono viene pertanto riportata la composizione delle emissioni dal 2014 al 2016, rispettivamente escluse (Tabella IV.4.a) o incluse (Tabella IV.4.b) le operazioni di concambio di cui si è già dato conto in precedenza (eventuali mancate quadrature dei totali sono dovute agli arrotondamenti).

TABELLA IV.4.a: COMPOSIZIONE DELLE EMISSIONI 2014-2016 IN VALORE ASSOLUTO E PERCENTUALE - CONCAMBI ESCLUSI (in milioni di euro)

	Emissioni 2014	% sul totale	Emissioni 2015	% sul totale	Emissioni 2016	% sul totale
BOT mini	0	0,00%	0	0,00%	0	0,00%
BOT 3 mesi	0	0,00%	0	0,00%	0	0,00%
BOT 6 mesi	91.934	19,80%	80.956	19,74%	76.669	19,19%
BOT 12 mesi	90.472	19,50%	83.174	20,28%	76.025	19,03%
Commercial Paper	481	0,10%	0	0,00%	0	0,00%
Totale breve termine	**182.888**	**40,17%**	**164.130**	**40,03%**	**152.694**	**38,23%**
CTZ	32.969	7,24%	27.388	6,68%	18.991	4,75%
CCTeu	24.452	5,37%	27.503	6,71%	28.854	7,22%
BTP 3 anni	38.046	8,36%	28.924	7,05%	25.215	6,31%
BTP 5 anni	41.709	9,16%	33.729	8,23%	33.747	8,45%
BTP 7 anni	28.180	6,19%	31.340	7,64%	31.328	7,84%
BTP 10 anni	39.064	8,58%	39.049	9,52%	38.977	9,76%
BTP 15 anni	16.482	3,62%	17.129	4,18%	11.410	2,86%
BTP 20 anni	1.977	0,43%	1.150	0,28%	10.105	2,53%
BTP 30 anni	5.725	1,26%	13.241	3,23%	14.436	3,61%
BTP 50 anni	0	0,00%	0	0,00%	5.000	1,25%
BTP€i 5 anni	4.170	0,92%	692	0,17%	4.942	1,24%
BTP€i 10 anni	9.792	2,15%	3.823	0,93%	4.082	1,02%
BTP€i 15 anni	0	0,00%	8.019	1,96%	2.691	0,67%
BTP€i 30 anni	525	0,12%	562	0,14%	707	0,18%
BTP Italia	28.071	6,17%	9.379	2,29%	13.234	3,31%
Estero	1.250	0,27%	4.000	0,98%	3.036	0,76%
Totale medio-lungo termine	**272.412**	**59,83%**	**245.927**	**59,97%**	**246.756**	**61,77%**
TOTALE	**455.300**		**410.057**		**399.449**	

* I titoli sono stati inseriti nella categoria di vita residua più prossima

TABELLA IV.4.b: COMPOSIZIONE DELLE EMISSIONI 2014-2016 IN VALORE ASSOLUTO E PERCENTUALE - CONCAMBI INCLUSI (in milioni di euro)

	Emissioni 2014	% sul totale	Emissioni 2015	% sul totale	Emissioni 2016	% sul totale
BOT mini	0	0,00%	0	0,00%	0	0,00%
BOT 3 mesi	0	0,00%	0	0,00%	0	0,00%
BOT 6 mesi	91.934	19,80%	80.956	19,49%	76.669	18,77%
BOT 12 mesi	90.472	19,50%	83.174	20,03%	76.025	18,61%
Commercial Paper	481	0,10%	0	0,00%	0	0,00%
Totale breve termine	**182.887**	**39,47%**	**164.130**	**39,52%**	**152.694**	**37,38%**
CTZ	32.969	7,12%	27.388	6,59%	18.991	4,65%
CCTeu	24.452	5,28%	29.503	7,10%	28.854	7,06%
BTP 3 anni	38.046	8,21%	28.924	6,96%	25.215	6,17%
BTP 5 anni	46.543	10,04%	33.729	8,12%	33.747	8,26%
BTP 7 anni	30.411	6,56%	31.340	7,55%	33.328	8,16%
BTP 10 anni	40.064	8,65%	40.712	9,80%	42.604	10,43%
BTP 15 anni	16.482	3,56%	18.703	4,50%	12.910	3,16%
BTP 20 anni	1.977	0,43%	1.150	0,28%	12.015	2,94%
BTP 30 anni	5.725	1,24%	13.241	3,19%	14.436	3,53%
BTP 50 anni	0	0,00%	0	0,00%	5.000	1,22%
BTP€i 5 anni	4.170	0,90%	692	0,17%	4.942	1,21%
BTP€i 10 anni	9.792	2,11%	3.823	0,92%	4.082	1,00%
BTP€i 15 anni	0	0,00%	8.019	1,93%	2.691	0,66%
BTP€i 30 anni	525	0,11%	562	0,14%	707	0,17%
BTP Italia	28.071	6,06%	9.379	2,26%	13.234	3,24%
Estero	1.250	0,27%	4.000	0,96%	3.036	0,74%
Totale medio-lungo termine	**280.476**	**60,53%**	**251.164**	**60,48%**	**255.793**	**62,62%**
TOTALE	**463.363**		**415.294**		**408.486**	

* I titoli sono stati inseriti nella categoria di vita residua più prossima

La composizione dello stock dei titoli a fine anno

Considerando la totalità dei titoli di Stato sia domestici che esteri, la composizione del debito per classe di strumenti ha confermato la tendenza alla riduzione delle componenti a breve termine e a tasso variabile, a fronte di un aumento di quelle a medio e lungo termine e a tasso fisso (Grafico IV.18).

Infatti, sul totale dello *stock* di titoli in circolazione, nel 2016 rispetto al 2015 c'è stata una riduzione di circa il 3% della quota costituita da strumenti a breve e medio termine (includendo BOT, CTZ, BTP con scadenza a 3 e 5 anni e BTP€i con scadenza a 5 anni); mentre la quota del portafoglio costituita dai comparti nominali e indicizzati all'inflazione a lungo termine, cioè con scadenze pari o superiori ai 10 anni, ha registrato un incremento di circa il 2%.

Nella riduzione del comparto a breve-medio termine il ruolo dei BOT, in linea con gli obiettivi, è stato contenuto, passando dal 6,34% di fine 2015 al 5,74% del 31 dicembre 2015. Analogo il discorso per i CTZ a 24 mesi, che sono scesi dal 2,68% di fine 2015 al 2,12% di fine 2016. La restante larga parte della riduzione del breve-medio termine si è registrata sui BTP con scadenza a 3 e 5 anni per circa 1,5 punti percentuali. Quanto alla crescita delle scadenze a lungo termine, la quota del portafoglio BTP con scadenze superiori a 10 anni è aumentata di circa l'1,8%, con un ruolo preponderante dei segmenti BTP nominali a 15 e 30 anni, cui si sono affiancate le nuove scadenze a 20 e 50 anni. Nel complesso, lo *stock* di BTP nominali è aumentato, passando dal 67,74% al 69,65% del totale.

La componente a tasso variabile (CCT e CCTeu) si è attestata al 7,21% del debito, in marginale crescita rispetto al valore registrato alla fine del 2015 (6,68%).

La componente parametrata all'indice di inflazione *HICP* europeo (BTP€i) ha registrato un marginale decremento rispetto al 2015 (da 7,94% a 7,89%, in termini rivalutati), mentre più consistente è risultata la diminuzione della quota del BTP Italia (da 5,72% a 4,82%, sempre in termini rivalutati). Complessivamente, anche in relazione alla struttura delle scadenze, il comparto dei titoli indicizzati all'inflazione nel 2016 si è ridotto circa dell'1% in rapporto al debito totale - dal 13,66% del 2015 al 12,71% di fine 2016 - in coerenza con le scelte di portafoglio del Tesoro, volte a garantire continuità alle emissioni su tutte le scadenze, pur mantenendo sotto controllo l'esposizione totale all'inflazione.

In continuità con gli ultimi anni, si è ulteriormente ridotta la quota estera (in euro e in valuta) sul totale del debito, passando dal 2,89% nel 2015 al 2,56% nel 2016.

GRAFICO IV.19: COMPOSIZIONE DELLO *STOCK* DI TITOLI DI STATO AL 31 DICEMBRE 2015 E AL 31 DICEMBRE 2016



Infine, sulla struttura dello *stock* del debito di fine 2016 hanno influito le operazioni di rimborso a scadenza a valere sul Fondo di ammortamento e di concambio descritte in precedenza.

Facendo riferimento al solo aggregato dei titoli di Stato domestici, il Grafico IV.20 descrive su un orizzonte temporale più lungo le tendenze illustrate: il progressivo decremento della componente a tasso variabile; la rilevanza strutturale e la tendenza all'aumento di quella legata al tasso fisso; la nascita nel 2003 e la stabilizzazione all'interno di una soglia dell'8% della componente legata all'inflazione europea; la nascita nel 2012, lo sviluppo negli anni 2013-14 e la stabilizzazione nel 2015-2016 di quella legata all'indice di inflazione FOI italiano (BTP Italia).



GRAFICO IV.20: STRUTTURA DELLO *STOCK* DEI TITOLI DI STATO DOMESTICI 1999-2016

L'esposizione al rischio di rifinanziamento e di tasso di interesse

Come già ricordato[12], l'obiettivo del contenimento del costo del debito subordinatamente ad una prudente gestione dei rischi - attribuito dalle *best practice* internazionali all'attività di gestione del debito pubblico - si realizza in un'azione continua, sia nelle politiche di emissione, sia in momenti separati mediante operazioni di concambio e di riacquisto o derivati di tasso d'interesse.

Le Tabelle IV.5 e IV.6 riportano le principali misure sintetiche dell'esposizione dello *stock* di titoli di Stato al rischio di tasso di rifinanziamento e di interesse, quali risultanti a seguito delle scelte di politica di emissione e delle operazioni di concambio e riacquisto effettuate nel corso del 2016 (rimangono quindi esclusi gli effetti di gestione perfezionate in momenti diversi dall'emissione). Da tali indicatori si osserva come l'evoluzione di questi rischi risulti in linea con gli obiettivi illustrati nel Capitolo I.

TABELLA IV.5: VITA MEDIA DELLO *STOCK* DI TITOLI DI STATO (in anni)

	31/12/2014	31/12/2015	31/12/2016
Titoli domestici	6,26	6,38	6,62
Titoli esteri	10,16	11,01	12,07
Stock di titoli di Stato	6,38	6,52	6,76

Con riferimento al rischio di rifinanziamento, va segnalato come la vita media complessiva di tutti i titoli di Stato al 31 dicembre 2016 sia risultata pari a 6,76 anni, in ulteriore aumento rispetto a quello del 31 dicembre 2015 (6,52 anni). Nel 2016, pertanto, la vita media del debito, che aveva attraversato una fase di progressiva riduzione dal 2011 al 2013, e si era sostanzialmente stabilizzata nel 2014, ha proseguito nella tendenza all'aumento avviata già nel corso del 2015.

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[12] Cfr. *supra*, Cap. I.1 - Par. *Gli obiettivi e i rischi della gestione del debito nella prassi internazionale*

Il successivo Grafico IV.21 riporta invece l'evoluzione della struttura per scadenza residua dello *stock* di titoli di Stato al termine di ciascuno degli ultimi tre anni (esclusi BOT e *Commercial Paper*). In sintesi, quindi, il grafico mostra come in ogni esercizio la distribuzione del portafoglio per classi di scadenza residua si sia modificata, quale risultato della combinazione della struttura "originaria" dei titoli in scadenza nell'anno e della struttura delle scadenze dei titoli che nel medesimo anno sono stati emessi. Si evidenzia in primo luogo l'aumento dei titoli con scadenza residua inferiore a un anno, più che compensato dalla significativa diminuzione dei titoli con scadenza compresa tra 1 a 3 anni. Sostanzialmente stabile la situazione da 3 a 5 anni, mentre si registrano lievi aumenti - in misura decrescente all'allungarsi delle scadenze - sulle classi di vita residua tra 5 e 7 anni e da 7 a 10 anni e pressoché immutata rimane la situazione per il segmento con vita residua di oltre i 10 anni. In sintesi, nel corso del 2016 si è registrata una redistribuzione di quasi l'1% del profilo complessivo delle classi di scadenza residua, dalle classi di durata inferiore ai 5 anni verso quelle di durata maggiore. L'andamento riflette lo sforzo pluriennale di riposizionamento sul medio-lungo termine.



GRAFICO IV.21: SCADENZE PER CLASSI DI VITA RESIDUA ANNI 2014-2016

Nota: lo *stock* dei titoli indicizzati all'inflazione tiene conto della rivalutazione del capitale maturata alla fine di ogni anno e i titoli in valuta sono valorizzati post *swap* di cambio.

Con riferimento invece al rischio di tasso di interesse, si nota come il valore della durata finanziaria (*duration*) dello *stock* di titoli di Stato al 31 dicembre 2016 sia ulteriormente aumentato rispetto a quello di fine 2015, passando da 5,48 a 5,54 anni, grazie alla politica di emissione e al livello generale dei tassi di interesse. Il relativo obiettivo esposto nel Capitolo I risulta pertanto raggiunto.

Nella tabella IV.6 si riportano i valori della *duration* e dell'ARP con riferimento alla fine degli ultimi tre[13] anni.

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[13] Nel corso del 2015 la metodologia di calcolo del contributo degli strumenti derivati alla *duration* e all'*ARP* del debito complessivo è stata ulteriormente affinata e uniformata ai criteri in corso di adozione in seno all'ESDM tra i Paesi partecipanti all'Unione Europea. Alla luce di questa evoluzione, entrambi gli indicatori di rischio riferiti al debito complessivo (post *swap*) sono stati ricalcolati con riferimento al 31 dicembre 2014. Per ulteriori informazioni sui mutamenti metodologici in questione, si rimanda al corrispondente capitolo del Rapporto sul Debito pubblico 2015.

L'ARP riferito allo *stock* di titoli di Stato è passato dai 5,41 anni di fine 2015 ai 5,64 di fine 2016, segnando quindi un incremento di questo indicatore e un'associata riduzione del profilo di rischio del portafoglio, anche in questo caso in linea con gli obiettivi descritti nel Capitolo I.

TABELLA IV.6: ANDAMENTO DI *DURATION* E ARP NEGLI ANNI 2014-2016 RELATIVAMENTE ALLO *STOCK* DI TITOLI DI STATO ANTE DERIVATI (in anni)

	Duration			ARP		
	31/12/2014	31/12/2015	31/12/2016	31/12/2014	31/12/2015	31/12/2016
Titoli domestici	5,25	5,45	5, 50	5,30	5,39	5,62
Titoli esteri ante derivati	5,46	6,45	7,11	5,32	6,11	6,69
Stock titoli di Stato	5,26	5,48	5,54	5,30	5,41	5,64

La gestione del portafoglio di derivati nel corso del 2016 è stata anch'essa coerente con gli obiettivi assegnati. Il portafoglio di derivati ha, infatti, contribuito ad allungare la *duration* complessiva del debito nel corso del 2016, portandola dal livello di 5,54 ante *swap* a quello di 6,11 post *swap*, con un incremento pari a circa sette mesi.

Coerentemente, il portafoglio di derivati ha anche contribuito ad allungare *l'average refixing period* del debito, come illustrato dalla successiva tabella IV.6: alla fine del 2016 l'ARP complessivo *post swap* si è attestato a 6,21 anni, superiore al corrispondente valore ante *swap* di 5,64 anni di circa sette mesi e in aumento rispetto al valore di 6,05 anni *post swap* registrato al 31 dicembre 2015.

TABELLA IV.7: ANDAMENTO DI *DURATION* E ARP NEGLI ANNI 2014-2016 RELATIVAMENTE AI TITOLI DI STATO POST DERIVATI (in anni)

	Duration			ARP		
	31/12/2014	31/12/2015	31/12/2016	31/12/2014	31/12/2015	31/12/2016
Titoli domestici post derivati	5,91	6,04	6,09	6,01	6,04	6,19
Titoli estero post derivati	5,64	6,55	7,13	5,76	6,50	7, 07
Titoli di Stato post derivati	5,90	6,06	6,11	6,01	6,05	6,21

Come già accennato nel precedente paragrafo IV.2, la ben nota relazione inversa tra l'andamento dei tassi e quello dei valori di mercato implica strutturalmente che, a parità di altre condizioni[14], al sopraggiungere di fasi di mercato connotate da tassi più bassi dei precedenti, tutti gli strumenti finanziari a tasso fisso che siano stati regolati ai tassi più elevati praticati in precedenza sul mercato assumano un valore di mercato negativo per il pagatore di tasso fisso e positivo invece per il percettore. Ciò a prescindere dalla natura contrattuale dello strumento, cioè indipendentemente dal fatto che il tasso fisso sia pagato sui titoli emessi ovvero sia determinato in strumenti diversi, come i derivati. Nell'attuale fase di mercato - che continua a mostrare tassi di interesse a livelli così bassi da non avere precedenti storici - ciò comporta, di fatto, un valore attuale negativo di

[14] I fenomeni qui descritti sono quelli inerenti alla componente dei tassi d'interesse di mercato, mentre le variazioni della componente dei tassi d'interesse che remunera il rischio di credito hanno ampiezza e direzione indipendenti da quelle dei tassi di mercato e quindi possono, in caso di cambiamenti molto significativi e/o durevoli degli *spread* di credito, amplificare o mitigare (a seconda della direzione del movimento dello *spread* di credito) gli effetti dei cambiamenti subìti dal mercato dei tassi.

qualsiasi posizione di pagatore di tasso fisso che sia stata assunta in precedenza[15]. Conseguentemente, data la struttura di tasso dei relativi portafogli:

1. il *mark to market* del portafoglio di derivati è risultato negativo per 38,3 miliardi di euro al 31 dicembre 2016 contro i 37,1 miliardi di euro al 31 dicembre 2015. Prendendo in considerazione solo i derivati riferiti al debito[16] (vedi Tabella IV.9), il valore di mercato è stato negativo per 37,9 miliardi di euro alla fine del 2016 contro i 36,7 miliardi di euro alla fine del 2015;

2. il valore di mercato dello *stock* di titoli di Stato (escluso l'effetto del portafoglio di derivati) nello stesso periodo è passato dai circa 2.086,3 miliardi di euro del 2015 ai 2.106,0 miliardi di euro a fine 2016. Come evidenziato nella Tabella IV.8, la differenza tra il valore di mercato e il valore nominale dello *stock* dei titoli di Stato, di circa 272 miliardi di euro alla fine del 2015, è stata pari a circa 239 miliardi di euro alla fine del 2016, con un decremento di circa 33 miliardi di euro rispetto all'anno precedente. Quindi l'incremento del valore di mercato dei titoli di Stato, pari a circa 19,7 miliardi di euro, è riconducibile al sovrapporsi di due distinte dinamiche: per circa 52,8 miliardi di euro all'aumento dello *stock* di titoli e per circa -33,1 miliardi di euro all'andamento dei tassi di interesse governativi.

TABELLA IV.8: ANDAMENTO DI MERCATO DELLO *STOCK* DI TITOLI DI STATO (valori in milioni di euro)

	MTM	Valore nominale	MTM – Valore nominale
31/12/2016	2.106.030	1.867.214	238.816
31/12/2015	2.086.319	1.814.445	271.874
Variazione	19.711	52.769	-33.058

L'andamento registrato dai valori di mercato dei due portafogli (derivati e titoli) riflette la combinazione fra l'andamento delle curve dei tassi di interesse di riferimento: curva *swap* per il portafoglio derivati e curva dei rendimenti governativi per lo stock dei titoli di Stato. Tali curve possono muoversi in direzioni diverse e/o con variazioni e inclinazioni differenti, generando quindi effetti che da un anno all'altro possono divergere. Di seguito vengono riportate, con riferimento alle date del 31/12/2015 e 31/12/2016, la curva *swap* dei tassi in euro e la curva dei rendimenti dei titoli di Stato italiani (Grafico IV.22).

[15] Come si vede, quindi, la semplice esistenza di un *mark to market* negativo (o positivo) non rappresenta per l'emittente né una perdita né un profitto, né tantomeno un indice del disvalore o della bontà della scelta di "fissare" il tasso o meno. La formazione e l'andamento del *mark to market* sono invece connessi al rapporto tra le caratteristiche del portafoglio (fissate via via nel tempo sulla base del noto *trade-off* tra costi e rischi, che il gestore del debito pubblico ha affrontato in relazione alle caratteristiche del portafoglio, alle capacità di assorbimento del mercato ed agli obiettivi fiscali del momento) ed il successivo andamento - del tutto esogeno - dei tassi di mercato. Per il gestore del debito pubblico, la scelta di "fissare" il tasso del debito è funzionale agli obiettivi di contenimento dei rischi per il bilancio pubblico, non a prendere posizione per "battere il mercato".

[16] Si escludono in questo caso i contratti derivati stipulati con riferimento ai mutui attivi ai sensi della Legge finanziaria per il 2005.



GRAFICO IV.22: CURVE DEI TASSI *SWAP* IN EURO E CURVA DEI RENDIMENTI DEI TITOLI DI STATO ITALIANI

Nella successiva Tabella IV.9 sono rappresentati i nozionali e i valori di mercato dei segmenti in cui si può suddividere il portafoglio di strumenti derivati. Riguardo ai derivati sul debito, i *cross currency swap* sono riferiti alle emissioni denominate in valuta estera, mentre gli IRS di copertura sono riferiti alle emissioni di titoli del programma *MTN* denominate in euro. Inoltre, nella categoria "IRS di *duration*" sono comprese tutte le posizioni riconducibili alla strategia di protezione dal rialzo dei tassi di interesse, che, in alcuni casi, vedono associata agli IRS la vendita di *receiver swaption*. Il segmento degli "IRS ex-ISPA" ricomprende tutti i contratti derivati associati alle passività della società Infrastrutture S.p.A. oggetto dell'accollo da parte del Tesoro disposto dalla Legge finanziaria per il 2007. Nella categoria "*Swaption*" sono rappresentate le *receiver swaptions stand-alone*, ossia non collegate a IRS preesistenti.

Sono infine riportati i valori relativi ai derivati su attivi e al portafoglio complessivo.

TABELLA IV.9: PORTAFOGLIO STRUMENTI DERIVATI -ANNI 2015 E 2016 (dati in €mln)

Strumenti derivati su debito								
	31/12/2015				31/12/2016			
Strumento	Nozionale	in %	MTM	in %	Nozionale	in %	MTM	in %
IRS ex-ISPA	3.500	2,32%	-1.375	3,75%	3.500	2,44%	-1.542	4,06%
CCS (Cross Currency Swap)	13.771	9,13%	1.570	-4,28%	8.992	6,26%	875	-2,31%
IRS (Interest Rate Swap) di copertura	10.338	6,85%	665	-1,81%	10.357	7,21%	808	-2,13%
IRS (Interest Rate Swap) di duration	108.282	71,76%	-31.527	86,01%	113.782	79,24%	-34.437	90,75%
Swaption	15.000	9,94%	-5.988	16,34%	6.959	4,85%	-3.650	9,62%
Totale derivati su debito	150.891	100,00%	-36.655	100,00%	143.590	100,00%	-37.946	100,00%
Titoli di Stato in circolazione	1.814.445				1.867.214			
Derivati su debito/Titoli di Stato	8,32%				7,69%			

Strumenti derivati su attivi (legge finanziaria per il 2005)

Strumento	Nozionale	MTM	Nozionale	MTM
IRS (Interest Rate Swap)	2.899	-448	2.341	-346

Portafoglio strumenti derivati complessivo

Strumento	Nozionale	in %	MTM	in %	Nozionale	in %	MTM	in %
Derivati su debito	150.891	98,11%	-36.655	98,79%	143.590	98,40%	-37.946	99,10%
Derivati su attivi	2.899	1,89%	-448	1,21%	2.341	1,60%	-346	0,90%
Totale strumenti derivati	153.790	100,00%	-37.103	100,00%	145.931	100%	-38.292	100%

Nota.: Il valore di mercato (MTM) non include le elaborazioni statistiche operate dalla Banca d'Italia al fine della pubblicazione dei conti finanziari.

In dettaglio, nel corso del 2016, sono scaduti tre *CCS* a seguito della scadenza di corrispondenti emissioni denominate in valuta estera. Il nozionale complessivo espresso in euro di queste tre operazioni era pari a euro 5.017.739.160. Un ulteriore CCS è stato riallineato alle correnti condizioni di mercato come illustrato in precedenza in questo Capitolo. In merito agli *IRS* e alle *swaption* di macro-copertura del rischio di rialzo dei tassi, nel corso del 2016 sono scadute due *swaption* (di cui una non esercitata e l'altra esercitata ma con chiusura immediata dello *swap* appena generato in quanto soggetto ad estinzione anticipata, come già illustrato) e un *IRS* per un nozionale complessivo di euro 7.000.000.000; quattro *IRS* con un nozionale complessivo pari a euro 4.500.000.000 sono stati, invece, generati dall'esercizio di *swaption* avvenuto nel corso del 2016; e una posizione composta da un *IRS resettable*, per euro 4.000.000.000, e una *payer swaption*, per altri euro 4.000.000.000, è derivata dalla ristrutturazione di una *swaption* di medesimo nozionale, come ampiamente dettagliato in precedenza in questo Capitolo. Sempre in relazione a quest'ultima ristrutturazione, la componente residuale di riacquisto del premio è inclusa nel valore nozionale dello strumento *swaption*.

Riguardo agli strumenti derivati riferiti al debito, escludendo quindi le posizioni assunte ai sensi della Legge finanziaria per il 2005 sui mutui attivi, i due grafici seguenti mostrano l'evoluzione del nozionale anno per anno, a partire dal 31/12/2015 e dal 31/12/2016 fino all'ultima scadenza del portafoglio (2062), nell'ipotesi di esercizio di tutte le *receiver swaption* presenti in portafoglio. Dopo l'anno 2048, l'ultimo in cui si registra la scadenza di un *IRS* con un nozionale di dimensioni rilevanti (un miliardo di euro), rimarrà solo una posizione riferita a un titolo del programma *MTN*, con un nozionale di 250 milioni di euro, che scadrà appunto nel 2062. Molte scadenze, in termini di nozionale, si concentrano tra il 2017 e il 2019.



GRAFICO IV.23: EVOLUZIONE PROSPETTICA DEL NOZIONALE DEL PORTAFOGLIO DERIVATI NELL'IPOTESI DI ESERCIZIO DELLE *SWAPTION* (milioni di euro)



GRAFICO IV.24: STRUTTURA PER SCADENZA DEL PORTAFOGLIO DERIVATI NELL'IPOTESI DI ESERCIZIO DELLE *SWAPTION* (milioni di euro)

Il costo del debito

Il costo medio ponderato delle nuove emissioni nel 2016 è sceso ulteriormente, portandosi allo 0,55% dallo 0,70% del 2015. L'andamento dei tassi di mercato, illustrato nel Capitolo II, ha quindi più che compensato gli effetti del graduale ribilanciamento delle emissioni verso scadenze più lunghe, che normalmente presentano tassi all'emissione più elevati.



GRAFICO IV.25: COSTO ALL'EMISSIONE DEI TITOLI DI STATO – ANNI 2005-2016

Il costo medio del debito, calcolato come rapporto tra gli interessi di cassa[17] pagati sui titoli di Stato nell'anno *t* sullo *stock* di titoli di Stato dell'anno *t-1* è stato pari al 3,17% nel 2016 rispetto al 3,39% dell'anno precedente.

Se si tiene conto del complesso delle operazioni in derivati, il dato del 2016 sale al 3,40%, con un impatto pari allo 0,23%, quindi appena superiore a quelli del 2014 (pari allo 0,19%) e del 2015 (pari allo 0,16%) e sostanzialmente in linea con le previsioni di inizio anno.

Infatti, nell'elaborazione delle previsioni di finanza pubblica contenute nei documenti programmatici, così come nel bilancio di previsione dello Stato, si tiene conto dell'effetto prodotto dai derivati con ipotesi di simulazione del tutto coerenti con il resto delle stime. Analogamente, anche tutti i dati di consuntivo contengono gli effetti di quanto incassato o speso in conseguenza dell'operatività in derivati.

La differenza di costo tra il portafoglio del debito *ante* e *post* derivati rappresenta il costo marginale sostenuto dal Tesoro per ottenere una *duration* più elevata (quindi una maggiore copertura del rischio di rialzo dei tassi di interesse) rispetto a quanto reso possibile dal solo ricorso alle emissioni obbligazionarie.

Alla fine del 2016, il tasso medio pagato sulle operazioni in derivati per la gestione della *duration* sullo *stock* del debito domestico era pari al 4,19%, in sensibile diminuzione rispetto al 4,35% del 2015[18]; alla stessa data, lo *stock* di debito emesso con cedole superiori al 4,19% era pari a circa 658 miliardi di euro, confermando quindi che il tasso medio pagato nei derivati di tasso d'interesse rientra ampiamente nei limiti del costo storico del debito a tasso fisso della Repubblica.

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[17] Non è possibile fare un simile rapporto sulla spesa per competenza economica (SEC 2010) poiché questa esclude per definizione i flussi delle operazioni in derivati.

[18] Il miglioramento è essenzialmente dovuto a due componenti:
- la partenza di 5 nuovi swap, provenienti da esercizio o da ristrutturazione di *swaption*, tutti con tassi fissi inferiori rispetto a quello medio;
- il *fixing* in territorio negativo dell'Euribor 6 mesi che viene pagato in due posizioni



GRAFICO IV.26: COSTO MEDIO DELLO *STOCK* DI TITOLI DI STATO PRE E POST DERIVATI – ANNI 2005-2016

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
pre-derivati	4,12	4,11	4,27	4,29	3,79	3,61	3,75	3,85	3,73	3,70	3,39	3,17
post-derivati	4,06	4,15	4,31	4,37	3,85	3,73	3,88	4,09	3,90	3,89	3,55	3,40

IV.4 LA GESTIONE DELLA LIQUIDITÀ DEL TESORO

La gestione della liquidità del Tesoro (o *cash management*) avviene nell'ambito della più ampia gestione del debito ed è volta ad assicurare un adeguato livello di disponibilità liquide, in relazione ai molteplici movimenti quotidiani della Tesoreria dello Stato, cercando al contempo di ottimizzare la tempistica delle scadenze e delle emissioni dei titoli di Stato, dettate in parte dalle condizioni prevalenti sui mercati finanziari.

L'attività di *cash management* nel 2016 si pone in sostanziale continuità con l'anno precedente, in quanto permangono e si rafforzano tutti gli interventi di allentamento quantitativo promossi dalla BCE nel corso degli ultimi anni. Se da un lato le politiche monetarie espansive hanno portato un grande beneficio al mercato dei titoli di Stato, in termini di calo dei rendimenti e di domanda, dall'altro lato ciò ha prodotto innegabili difficoltà nella gestione della liquidità del Tesoro, costretto a movimentare grosse quantità di fondi all'interno di un contesto molto difficile, caratterizzato da domanda di liquidità minima e remuneratività negativa. L'operatività, quindi, è stata sostanzialmente orientata al contenimento dei costi derivanti dalla forte penalizzazione applicata alle giacenze detenute in Banca d'Italia e da un mercato in cui i tassi negativi sono ormai la regola.

Anche il 2016 è stato caratterizzato da livelli di disponibilità liquide del Tesoro storicamente elevati, seppur in calo rispetto alle giacenze medie registrate l'anno precedente. Saldi così elevati sono stati favoriti dalle decisioni della BCE, in parte già avviate nel 2014 ed intensificate negli anni 2015 e 2016, con l'ampliamento del programma di *Quantitative Easing* (QE). Le disposizioni di politica monetaria, infatti, hanno prodotto un notevole incremento della liquidità disponibile nel sistema, creando una situazione di mercato favorevole alla discesa dei rendimenti e al sostegno della domanda dei titoli di Stato. La strategia del Tesoro è stata quella di sfruttare tale situazione, emettendo largamente nei momenti di mercato più favorevoli. In tal modo si sono anche accantonate maggiori risorse per far fronte ai titoli di Stato in scadenza nel 2017, anno particolarmente gravoso sul fronte dei rimborsi.

La gestione della liquidità del Tesoro si è svolta, come in passato, tramite la cosiddetta operatività OPTES descritta nel Capitolo I, che prevede il monitoraggio dei saldi e flussi di tesoreria, attraverso un continuo scambio informativo tra il MEF e la Banca d'Italia, nonché l'utilizzo di strumenti di *cash management*, che includono aste quotidiane e operazioni bilaterali - di impiego o raccolta della liquidità - svolte con controparti selezionate.

Il monitoraggio del Conto disponibilità e l'andamento delle giacenze liquide giornaliere e mensili

Nel corso del 2016 è proseguito l'impegno del MEF (Ragioneria Generale dello Stato e Dipartimento del Tesoro) e della Banca d'Italia nel monitoraggio delle disponibilità liquide e nella previsione dei flussi di tesoreria, che si è svolto in tutti i giorni lavorativi dell'anno. Come si è detto nel Capitolo I, l'attività si basa sul quotidiano scambio di informazioni tra le citate istituzioni, con dati preventivi e consuntivi relativi a tutti gli incassi e i pagamenti che interessano i conti detenuti presso la Tesoreria dello Stato e con la conseguente stima del saldo del Conto disponibilità.

Gli scambi previsionali sopra citati sono aggiornati dalla Banca d'Italia sei volte al giorno e validati dal MEF, al fine di stimare quotidianamente il saldo di fine giornata. Le istituzioni condividono, inoltre, uno scenario previsionale di più lungo termine, con aggiornamento settimanale e durata compresa tra 30 e 60 giorni. Quest'ultimo scambio informativo ha particolare importanza per la politica monetaria, in quanto il Tesoro comunica alla Banca d'Italia, e per suo tramite alla BCE, le sue previsioni riguardo gli impieghi della liquidità e le giacenze dei depositi governativi nel periodo considerato.

Nonostante la complessità dei flussi di Tesoreria, dovuta soprattutto alla molteplicità di soggetti che vi operano e alla rilevanza di alcuni movimenti, anche durante il 2016 il monitoraggio del Conto disponibilità ha dato risultati soddisfacenti in termini di capacità previsionale, con uno scarto medio giornaliero di poco superiore al 4%[19]. Grazie all'attività di monitoraggio e gestione del Conto disponibilità è stato quindi possibile conseguire una buona previsione dei saldi, nonostante gli ingenti flussi di Tesoreria in alcuni giorni del mese provochino variazioni del saldo di liquidità anche di diversi miliardi di euro. La forte volatilità del Conto nell'arco di un mese medio è illustrata nel grafico successivo, che mostra le oscillazioni osservate nel 2016, simili a quelle analizzate negli anni precedenti[20].

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[19] Questo valore è calcolato come media delle variazioni percentuali (in valore assoluto) fra la previsione di giacenza del Conto disponibilità stimata alle ore 18 del giorno t-1 e il saldo effettivo registrato alle ore 9 del giorno t. Tale percentuale fornisce, quindi, una misura dell'errore medio di previsione commesso giornalmente.

[20] A questo proposito, si veda la sezione IV.4 del Rapporto sul Debito Pubblico 2014 e del Rapporto sul Debito Pubblico 2015.

GRAFICO IV.27: VARIAZIONI MEDIE INFRA-MENSILI DELLE DISPONIBILITÀ LIQUIDE DEL TESORO: SCARTI RISPETTO AL MINIMO DEL MESE – ANNO 2016 (importi in milioni di euro)



Come si può osservare dal Grafico IV.27, i due salti più evidenti si registrano in concomitanza dei primi giorni del mese, dove i saldi si abbassano a causa del pagamento degli assegni previdenziali, e tra il 16 e 21 del mese, in cui i saldi salgono repentinamente grazie agli incassi relativi alle entrate fiscali. L'operatività incontra un ulteriore limite derivante della necessità di detenere ingenti importi di liquidità per far fronte alle rilevanti scadenze dei titoli di Stato, che non sempre sono contestualmente bilanciate da altrettante emissioni, soprattutto per i titoli a medio e lungo termine. Infatti, secondo la prassi di mercato, le emissioni dei titoli diversi dai BOT vengono di norma distribuite in diverse *tranche* nel corso di alcuni mesi, mentre i relativi rimborsi avvengono in un'unica soluzione alla data di scadenza. Le oscillazioni illustrate nel precedente grafico sono quindi riconducibili anche alle emissioni e, soprattutto, alle scadenze dei titoli, che talvolta contribuiscono in particolare al notevole calo di inizio, metà e fine mese.

La volatilità del conto non si registra soltanto a livello inframensile, ma anche all'interno dell'intero anno. A questo proposito, il Grafico IV.28 mostra gli scarti tra i saldi minimi e massimi osservati all'interno di ciascun mese degli anni 2015 e 2016; tale rilevazione restituisce risultati differenti da quelli del grafico precedente, che raccoglieva dati medi mensili e tendeva quindi ad attenuare parzialmente le oscillazioni (poiché i giorni di minimo e massimo non coincidono in tutti i mesi, soprattutto per fattori di calendario). Dall'analisi dei dati mensili si osserva una leggera riduzione della volatilità, in quanto nel 2016 si registrano scarti tra il minimo e il massimo mensile pari a circa 29,7 miliardi, in diminuzione rispetto ai circa 32,3 del 2015.



GRAFICO IV.28: SCARTO TRA SALDO MASSIMO E MINIMO MENSILE DELLE DISPONIBILITÀ LIQUIDE DEL TESORO – ANNI 2015-16 (importi in milioni di euro)

Al tempo si stesso si può osservare come permangano alcune tendenze cicliche annuali del fabbisogno che hanno effetti significativi sui livelli di liquidità. Il picco di giugno, ad esempio, è presente sia nel 2015 che nel 2016 poiché dipende principalmente dalle ingenti entrate fiscali che si concentrano in tale mese dell'anno. In generale, si nota un andamento mensile piuttosto simile nei due anni osservati, con una significativa differenza ad agosto. L'andamento divergente delle curve negli altri mesi dell'anno è invece attribuibile alla diversa distribuzione delle scadenze dei titoli di Stato.

Compito del *cash management* è quindi quello di gestire le ampie variazioni determinate da flussi in entrata ed uscita non sempre allineati, in modo da ridurre le variazioni nette giornaliere e consentire al Tesoro di detenere una minore riserva di liquidità a scopo prudenziale. Allo stesso tempo, bisogna tenere presente la necessità di mantenere, in determinati periodi, un adeguato cuscinetto di liquidità, al fine di fronteggiare rimborsi e pagamenti di considerevole entità.

L'operatività di *cash management* e il contesto di mercato

Come premesso, il contesto di mercato del 2016 è stato fortemente condizionato dalle decisioni di politica monetaria della BCE, già avviate nel 2014 ed estese in modo significativo nei due anni successivi con il rafforzamento del programma di *Quantitative Easing* e l'abbassamento dei tassi ufficiali. L'effetto di queste decisioni è stato quello di incrementare le giacenze di liquidità detenute dal Tesoro e, allo stesso tempo, quello di deprimere la domanda da parte degli operatori bancari, data l'abbondante disponibilità di denaro sul mercato a tassi storicamente bassi. L'operatività OPTES del 2016 si è dunque posta in sostanziale continuità con l'anno precedente, nel corso del quale si erano già ampiamente dispiegati gli effetti delle decisioni della BCE. Per fronteggiare l'esigua partecipazione alle aste OPTES di impiego, anche nel 2016 il Tesoro ha fatto ampio ricorso alle operazioni bilaterali, le quali sono state un importante strumento di impiego della liquidità che, in alternativa, sarebbe rimasta giacente sul Conto disponibilità, soggetta quindi alla penalizzazione al tasso di *deposit facility*.

Il Grafico IV.29 - che mette in relazione l'impiego medio della liquidità alle aste del Tesoro con alcuni rilevanti episodi legati alla politica monetaria, dall'avvio della nuova operatività OPTES nel novembre 2011 - mostra il progressivo calo della domanda a partire dalle decisioni della BCE di giugno 2014, poi ulteriormente accentuato dall'introduzione del programma di acquisto dei titoli governativi e le successive estensioni dello stesso. La scarsa partecipazione delle controparti in asta ha indotto il Tesoro ha sospendere le aste pomeridiane.



GRAFICO IV.29 - IMPIEGO MEDIO ALLE ASTE OPTES QUOTIDIANE (importi in milioni di euro)

Nel successivo Grafico IV.30 si può osservare il continuo calo dei rendimenti sul mercato monetario manifestatosi a partire dal 2014, dovuto principalmente alle riduzioni dei tassi ufficiali da parte della BCE. Fino alla metà al 2014 era possibile ancora osservare il temporaneo aumento dei tassi in corrispondenza della fine del mese, giorno in cui le controparti incrementavano la loro domanda di liquidità nei confronti del mercato con conseguente rialzo dei rendimenti. Il progressivo aumento della liquidità in eccesso presente nell'Eurosistema ha gradualmente fatto scomparire questa ciclicità, a causa del crollo della domanda degli operatori.



GRAFICO IV.30: ANDAMENTO DEI TASSI OVERNIGHT SUL MERCATO MONETARIO E ALLE ASTE OPTES - ANNI 2014-16 (tassi %)

Il distacco osservabile tra il tasso EONIA ed il rendimento medio ponderato alle aste è invece attribuibile al livello del tasso minimo accettato dal Tesoro nelle medesime operazioni, che dal giugno 2014 al dicembre 2015 era stato mantenuto a zero. Quando nei mesi di dicembre 2015 e marzo 2016 sono stati annunciati due ulteriori tagli dei tassi di politica monetaria, per il Tesoro non è stato più possibile mantenere a zero il tasso minimo accettato e lo ha ridotto, mantenendolo tuttavia su livelli superiori a quelli prevalenti sul mercato per la medesima scadenza a un giorno. Di conseguenza per tutto il 2016, ad eccezione di rari episodi, il tasso medio ponderato si è mantenuto alcuni punti base sopra il tasso EONIA, appiattendosi sul livello del tasso minimo accettato.

L'impiego della liquidità del Tesoro

La partecipazione alle aste OPTES di impiego della liquidità del Tesoro, che aveva già subito un forte ridimensionamento a partire dalla seconda metà del 2014, ha registrato una nuova lieve riduzione dei quantitativi allocati rispetto all'anno precedente, specie nei mesi estivi. La scarsa presenza di operatori riscontrata nel corso dell'anno ha quindi indotto il Tesoro a sospendere l'operatività in asta pomeridiana nella seconda metà dell'anno.

In dettaglio, le aste OPTES hanno consentito al Tesoro di impiegare complessivamente circa 120 miliardi di euro sulla scadenza *overnight*, contro i 145 miliardi dell'anno precedente, in cui si era già osservato un drastico calo della domanda.

La quota più considerevole della liquidità è stata quindi investita tramite operazioni bilaterali volte ad impiegare la base più stabile delle giacenze disponibili, che fino alla metà del 2014 erano prevalentemente detenute in depositi vincolati accesi presso la Banca d'Italia. A partire da quella data, infatti, le operazioni di impiego OPTES non includono più i depositi vincolati, poiché il ricorso a tali strumenti è divenuto non conveniente con l'entrata in vigore della normativa europea che penalizza le giacenze detenute dai governi presso le banche centrali.



GRAFICO IV.31 - IMPIEGO MEDIO ALLE ASTE OPTES QUOTIDIANE – ANNI 2013-16 (importi in milioni di euro)

Nel 2016 le giacenze impiegate tramite operazioni bilaterali sono ammontate mediamente a 41,7 miliardi a fine mese, contro i circa 51 miliardi dell'anno precedente Tali operazioni hanno avuto una durata media di 27 giorni, in aumento rispetto ai 14 dello scorso anno. L'incremento della durata media, reso possibile anche dalla stabilizzazione dei saldi, ha permesso di limitare l'impatto dei tassi negativi, maggiormente marcato sulle scadenze a brevissimo termine.

Data l'ingente liquidità disponibile, nel 2016 non sono state invece necessarie operazioni né aste OPTES di raccolta.



GRAFICO IV.32 DISTRIBUZIONE MEDIA DELLA LIQUIDITÀ PER TIPOLOGIA DI IMPIEGO– ANNO 2016

Il grafico precedente sintetizza, invece, le tipologie di impiego della liquidità del Tesoro, secondo le ripartizioni osservate mediamente durante l'intero intero anno. Come già osservato nel 2015, in questa particolare situazione di mercato, gli impieghi in asta *overnight* sono stati assolutamente marginali e, al contrario, gran parte della liquidità è stata investita in operazioni bilaterali a più lungo termine (circa il 73% del totale). Rilevanti anche le giacenze medie depositate sul Conto disponibilità (26%) soggette ad una remunerazione pari al tasso di *deposit facility*.

Al fine di poter osservare l'andamento delle giacenze nel corso dell'anno, la successiva tabella IV.10 mostra la consistenza totale della liquidità del Tesoro alla fine di ciascun mese del 2016, con la ripartizione tra operazioni di mercato e conto disponibilità.

TABELLA IV.10 – CONTO DISPONIBILITÀ E IMPIEGHI DELLA LIQUIDITÀ DEL TESORO A FINE MESE - ANNO 2016 (importi in milioni di euro)

Mese di riferimento	Saldo del Conto disponibilità	Operazioni di liquidità OPTES	Totale disponibilità liquide del Tesoro
Gennaio	10.494	52.070	62.564
Febbraio	21.183	52.570	73.753
Marzo	11.349	54.620	65.969
Aprile	13.021	51.370	64.391
Maggio	25.788	46.570	72.358
Giugno	36.070	56.070	92.140
Luglio	54.112	46.560	100.672
Agosto	18.294	46.000	64.294
Settembre	6.369	32.060	38.429
Ottobre	11.236	35.560	46.796
Novembre	12.612	33.060	45.672
Dicembre	9.734	33.000	42.734

La tabella evidenzia un'alta giacenza del Conto disponibilità, in particolare nei mesi di giugno e luglio, determinata, in parte, dall'andamento delle entrate fiscali e detenuta anche a titolo prudenziale per far fronte agli ingenti rimborsi di titoli di Stato concentrati soprattutto nella seconda metà dell'anno. Nell'ambito della più ampia strategia volta a minimizzare l'impatto dei considerevoli rimborsi di titoli previsti nel 2017[21], il Tesoro ha comunque continuato a conservare un discreto cuscinetto di liquidità anche negli ultimi mesi dell'anno, sempre nei limiti consentiti dalle politiche volte alla riduzione del debito pubblico.

Conclusioni

Nel 2016 l'attività di *cash management* è stata particolarmente impegnativa a causa dalle condizioni prevalenti sul mercato monetario. Tuttavia, il Tesoro ha sempre garantito la sua quotidiana presenza sul mercato tramite l'operatività OPTES, al fine di ridurre, per quanto possibile, l'impatto dei tassi negativi sulle sue disponibilità liquide. Ad ogni modo, seppur in presenza delle difficoltà sopra esposte, si rammenta come l'effetto di tassi di interesse bassi e delle altre misure di allentamento quantitativo sia complessivamente favorevole per la gestione del debito pubblico del nostro Paese.

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21 Su questo punto si veda anche il paragrafo "Le operazioni straordinarie di concambio e riacquisto".

ALLEGATO

LA STRUTTURA ORGANIZZATIVA DELLA DIREZIONE DEL DEBITO PUBBLICO PRESSO IL DIPARTIMENTO DEL TESORO

La Direzione Seconda del Dipartimento del Tesoro, dedicata alla gestione del debito pubblico, si articola in undici Uffici. Le competenze della Direzione sono svolte in stretta collaborazione istituzionale con altre strutture, tra cui altre Direzioni del Dipartimento del Tesoro, la Ragioneria Generale dello Stato e la Banca d'Italia. Le competenze della Direzione del Debito sono schematizzate, mediante raggruppamento per funzioni, nel grafico sotto riportato.

L'ORGANIZZAZIONE DELLA DIREZIONE DEL DEBITO PUBBLICO



Ministero dell'Economia e delle Finanze
Dipartimento del Tesoro
Direzione del Debito Pubblico
✓Affari generali, questioni giuridico-amministrative
✓ Programmi e prospetti per le emissioni nazionali/internazionali
✓ Documentazione legale per derivati
Comunicazione:
✓Sito del Debito Pubblico
✓Statistiche titoli di Stato
Relazioni esterne:
✓Istituzioni internazionali (UE, FMI, OCSE) e nazionali (ISTAT, Banca d'Italia, CONSOB)
✓ Investitori/agenzie di rating
✓ Network con OCSE e Banca Mondiale
✓ Monitoraggio dell'indebitamento degli Enti Territoriali
✓ Eventuali operazioni finanziarie straordinarie con Enti Territoriali
FRONT OFFICE
✓Monitoraggio dei mercati e valutazione degli specialisti
✓Emissione titoli domestici
✓Emissione prestiti internazionali
✓Gestione della liquidità
✓Operazioni di concambio e riacquisto (anche con Fondo Ammortamento)
✓Derivati
MIDDLE OFFICE
✓ Indicatori di rischio del portafoglio
✓ Simulazione strategie di gestione del debito con scenari di costo/rischio
✓ Gestione del rischio di controparte
✓ Elaborazione di scenari di tasso di interesse
✓ Previsione per documenti programmatici
✓ Reporting istituzionale
BACK OFFICE
✓ Decreti di emissione
✓ Regolamento delle operazioni
✓ Gestione contabile

Nella Direzione sono presenti le funzioni tipiche degli operatori dei mercati finanziari e che caratterizzano di norma le unità istituzionali (*Debt Management Offices - DMO*) che si occupano di gestione del debito pubblico nei Paesi avanzati: le funzioni di *Front*, *Middle* e *Back Office*.

Il *Front Office* raggruppa tutte le attività a diretto contatto con il mercato. Esse riguardano, in primo luogo, tutta l'attività di emissione che, avuto riguardo

delle esigenze di finanziamento e partendo dall'analisi di mercato finalizzata alle decisioni su tipologie dei titoli da offrire e su modalità e tempistica dei collocamenti, determinano l'operatività di mercato primario, a valere sia sul programma domestico che su quello estero. Sono inoltre comprese nelle attività di *Front Office* anche la gestione di brevissimo termine della liquidità e le operazioni straordinarie di concambio e riacquisto, nonché le operazioni in strumenti derivati.

Direttamente funzionali allo svolgimento delle attività di *Front Office* sono anche il monitoraggio del mercato secondario dei titoli di Stato nelle sue diverse componenti, nonché la selezione e valutazione degli Specialisti in titoli di Stato.

Le funzioni di *Middle Office* comprendono tutte le attività di analisi che consentono di delineare i confini del profilo di costo/rischio che devono ispirare e/o delimitare l'operatività del Front Office. L'individuazione di diversi portafogli di emissione con le rispettive combinazioni di costo e rischio serve così al *Front Office* per delineare le strategie di emissione e di copertura più opportune, mentre il monitoraggio del rischio di controparte determina i vincoli da rispettare sia per la gestione del portafoglio derivati che per le operazioni di impiego della liquidità.

Anche le previsioni pluriennali sulla spesa per interessi e sul debito della Pubblica Amministrazione per i documenti programmatici ed il *reporting* istituzionale[1] possono essere inquadrate nell'attività di *middle office*.

Le funzioni svolte dal *Back Office* comprendono la predisposizione dei decreti di emissione e l'attività, più strettamente contabile, relativa alle procedure per l'esecuzione puntuale dei pagamenti.

Alla base di ogni attività propria della gestione del debito si pongono le funzioni relative alla predisposizione della documentazione legale dei prestiti e dei derivati, nonché la redazione dei prospetti, sia dei programmi di emissione internazionale (*Global, MTN*) sia degli altri titoli collocati con metodologie diverse dall'asta. Analogamente, essendo la Direzione del debito pubblico inquadrata nel contesto amministrativo del Dipartimento del Tesoro, vi si svolgono tutte le altre funzioni di carattere giuridico-amministrativo e contabile che sono comuni alla struttura ministeriale.

Vi sono poi altre funzioni di cruciale importanza svolte dalla Direzione del debito pubblico. Tra queste, molto significative sono quelle che possono essere catalogate come funzioni di comunicazione, focalizzate sulle informazioni in tempo reale riguardanti l'attività di emissione, nonché le statistiche su struttura, dinamica e composizione del debito rappresentato dai titoli di Stato e dal relativo mercato. L'alimentazione del sito del debito pubblico è il canale principale di veicolazione di questa attività. Anche le statistiche prodotte in esito al monitoraggio del debito e dell'esposizione in derivati degli enti territoriali rientrano in questa funzione.

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[1] In particolare il Documento di Economia e Finanza (DEF) previsto dalla Legge 7 aprile 2011 n. 39 (dove il contributo della Direzione Seconda è incluso nella Parte Prima "Programma di Stabilità" e nella Parte Seconda "Analisi e Tendenze di Finanza Pubblica"), la Nota di Aggiornamento al DEF, il Documento Programmatico di Bilancio (DPB) istituito dal Regolamento UE n. 473/2013, l'Appendice alla c.d. Relazione trimestrale di cassa (con l'art. 14 della legge 196/2009 denominata Relazione sul conto consolidato di cassa delle Amministrazioni pubbliche), la Relazione al Parlamento sul Fondo per l'ammortamento dei titoli di Stato (allegata al Rendiconto generale dello Stato) di cui all'art. 44, comma 3 del D.P.R. 398/2003, la Relazione semestrale alla Corte dei Conti sulla gestione del debito pubblico di cui al D.M. 10/11/1995.

Oltre al suddetto monitoraggio, eventuali operazioni straordinarie di intervento su questioni relative al debito degli enti territoriali, disciplinate da specifiche norme, rappresentano un'altra funzione di cui la Direzione è investita.

Di grande rilievo è, inoltre, la funzione delle relazioni con istituzioni esterne, in particolare a livello internazionale, che comprende: la partecipazione al coordinamento a livello europeo dei gestori del debito pubblico nell'ambito di un apposito Sottocomitato (*European Sovereign Debt Markets - ESDM*) del Comitato economico-finanziario dell'Unione Europea[2]; la partecipazione ai gruppi di lavoro statistici Eurostat e il contributo alla predisposizione delle notifiche semestrali nell'ambito della Procedura per i disavanzi eccessivi (*EDP*); la presenza nei diversi gruppi di lavoro in istituzioni sovranazionali, quali l'OCSE e il FMI[3]; il *Network* tra il Tesoro italiano, l'OCSE e la Banca Mondiale per le tematiche di gestione del debito pubblico[4]; i rapporti con gli investitori istituzionali e con le agenzie di rating.

Infine, l'attività informatica rappresenta una funzione trasversale che interessa tutti gli uffici, in quanto pressoché tutti i processi lavorativi della Direzione sono informatizzati; quelli comuni a tutta l'Amministrazione, con applicativi uniformi per il Dipartimento del Tesoro o per tutto il Ministero, e quelli specifici per il debito pubblico, con strumenti ed applicativi dedicati[5]. Questi ultimi sono strutturati sulla base delle esigenze della Direzione (si vedano ad esempio aspetti particolarmente significativi nell'elaborazione e nella gestione del SAPE - Software di Analisi dei Portafogli di Emissione illustrate nel Capitolo I) e sono alimentati sia internamente sia da flussi di dati provenienti dalla Banca d'Italia, dalla Monte Titoli S.p.A. - la società che garantisce il servizio di gestione accentrata dei titoli di Stato - o dalla società che gestisce il mercato telematico dei titoli di Stato (MTS S.p.A.).

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[2] Il Comitato economico-finanziario è un organismo dell'Unione Europea volto a promuovere l'azione di coordinamento delle politiche economiche e finanziarie degli Stati Membri. Esso svolge funzione consultiva per il Consiglio d'Europa e la Commissione Europea.

[3] Tra l'altro, la Direzione partecipa al *Working Party on Public Debt Management* dell'OCSE, che costituisce una sede stabile di confronto e coordinamento delle politiche e delle tecniche di gestione del debito pubblico tra i Paesi membri dell'Organizzazione.

[4] La Direzione del Debito cura il funzionamento di un *network* multilaterale per la diffusione delle tecniche di gestione del debito pubblico, a seguito della firma di un Protocollo d'Intesa con la Direzione Affari Finanziari e Fiscali dell'OCSE già dal 2004, al quale ha aderito successivamente anche il Dipartimento Finanza (*Treasury*) della Banca Mondiale. Il più recente rinnovo del protocollo è stato sottoscritto nel 2017.

[5] Le attività di progettazione e manutenzione dei database e degli applicativi vengono svolte in collaborazione con l'ufficio di coordinamento informatico del Dipartimento del Tesoro e con SOGEI quale fornitore di architetture digitali e di servizi di assistenza. La Società Generale d'Informatica S.P.A. è la società di Information Technology posseduta al 100% dal Ministero dell'Economia e delle Finanze.



Ministero dell'Economia e delle Finanze